Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149051

INFORMATION STATEMENT / PROSPECTUS

LORILLARD, INC.

REDEMPTION OF CAROLINA GROUP STOCK

This Information Statement is being furnished to holders of Carolina Group Stock in connection with the distribution by Loews Corporation, a Delaware corporation (“Loews”), of 108,478,429 shares of common stock of Lorillard, Inc., a Delaware corporation (“Lorillard”), in exchange for and in redemption of all of the outstanding shares of Carolina Group Stock, which is referred to as the Redemption. Until the Redemption, Lorillard will remain a wholly owned subsidiary of Loews. At the time of Redemption, Lorillard’s businesses, assets and liabilities and those of its subsidiaries will constitute all of the businesses, assets and liabilities of Loews that are attributable to Carolina Group Stock, a class of common stock of Loews created by Loews in 2002 to track the performance of the Carolina Group (the “Carolina Group”), which includes Lorillard.

At 9:00 a.m., New York City time on June 10, 2008 (the “Redemption Date”), holders of record of Carolina Group Stock will receive one share of Lorillard Common Stock in exchange for each share of Carolina Group Stock they hold. However, Loews may extend the Redemption Date on one or more occasions to a date that is not less than ten days after the date of the notice of extension. The 108,478,429 shares of Lorillard Common Stock to be distributed in the Redemption represent approximately 62% of Lorillard’s outstanding common stock, which is the percentage of the economic interest in the Carolina Group that is allocated to the outstanding Carolina Group Stock.

The Redemption is one of several integrated transactions by which Loews will dispose of its entire ownership interest in Lorillard and Lorillard will become an independent public company. On the date of this Information Statement, Loews intends to commence an exchange offer (the “Exchange Offer”) pursuant to which it will offer to exchange the remaining 38% of Lorillard’s outstanding common stock for outstanding shares of Loews Common Stock. If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock (the “Contingent Dividend”). The Redemption, the Exchange Offer and, if required, the Contingent Dividend are collectively referred to as the Separation.

Loews is effecting the Redemption in accordance with the terms of the Carolina Group Stock contained in the Restated Certificate of Incorporation of Loews. No vote, consent or election of any holder of Carolina Group Stock is required in connection with the Redemption. Loews is not asking you for a proxy.

The consummation of the Redemption is conditioned on the absence of any material changes or developments, and market conditions.

The Separation constitutes the initial public offering of Lorillard Common Stock. There is currently no trading market for Lorillard Common Stock. Lorillard has received approval to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “LO.”

In reviewing this Information Statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement constitutes the notice of the Redemption to holders of Carolina Group stock required by Loews’s certificate of incorporation. Please contact the Redemption Agent, Mellon Investor Services LLC, if you have any questions or inquiries with respect to the Redemption at (877) 277-8027 in the U.S., Canada or Puerto Rico or (201) 680-6579 (collect) outside the U.S.

The date of this Information Statement is May 9, 2008.

May 9, 2008

Martin L. Orlowsky

Chairman, President and Chief Executive Officer

Dear Carolina Group Stockholder:

Accompanying this letter is the Information Statement relating to the separation of Lorillard, Inc. from Loews Corporation and its reconstitution as an independent public company. I invite you to learn more about Lorillard, Inc. and the process whereby your Carolina Group shares will be redeemed for Lorillard, Inc. shares by reviewing the information contained in this package. Following our separation from Loews Corporation, our common stock will trade on the New York Stock Exchange under the symbol “LO”.

This is an exciting time in the two hundred and forty eight year history of Lorillard, the oldest continuously operating tobacco company in the country. Since 1968, when Loews acquired what was then known as P. Lorillard and Company, we have benefited from being a part of the successful and dynamic Loews family of companies. Now we are very excited about the opportunity to go forward independently as we look to the future and the many challenges that lie ahead in our continuing efforts to create lasting stockholder value.

On behalf of the employees of Lorillard, Inc. and its operating subsidiary Lorillard Tobacco Company, we welcome you as a stockholder.

Sincerely,

Martin L. Orlowsky

Chairman, President and Chief Executive Officer

Lorillard, Inc.

This Information Statement incorporates by reference important business and financial information about Loews from documents filed with the SEC that have not been included in or delivered with this Information Statement. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. Please read the section entitled “Where To Find More Information” on page 98. In order to receive timely delivery of these materials, you must make your request no later than five business days before the Redemption Date. Lorillard currently does not file annual, quarterly or current reports with the SEC.

General Information about this Information Statement

Trademarks and trade names used in this Information Statement are the property of their respective owners. The ® symbol is utilized the first time each trademark or trade name appears.

Unless otherwise specified, market share data in this Information Statement is based on data made available by Management Science Associates, Inc. (“MSAI”), an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers.

i

When referring to the cigarette industry in which Lorillard operates in this Information Statement, the “domestic market” refers to the fifty states of the United States and the District of Columbia and the “total market” includes the domestic market, Puerto Rico, Guam and the U.S. Virgin Islands.

In this Information Statement, a unit refers to one cigarette. Consistent with industry convention, units shipped include units sold by Lorillard and units shipped by Lorillard in conjunction with promotional programs.

ii

SUMMARY

The following is a summary of some of the information contained in this Information Statement. In addition to this summary, Lorillard urges you to read this entire Information Statement carefully, including the risks of investing in Lorillard Common Stock and the risks involved in the transactions described below, as discussed under “Risk Factors,” and Lorillard’s consolidated financial statements and the notes thereto included in this Information Statement. Unless otherwise indicated or the context otherwise requires, references to “Lorillard” refer to Lorillard, Inc., a Delaware corporation, and its subsidiaries.

Lorillard

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760, and is the oldest continuously operating tobacco company in the United States. Newport®, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States based on gross units sold in the first three months of 2008 and in the full year 2007. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent®, True®, Maverick®, Old Gold® and Max® brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In the United States and certain U.S. possessions and territories, Lorillard shipped 8.6 billion cigarettes in the first three months of 2008 and 36.6 billion cigarettes in the full year 2007. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Lorillard’s Competitive Strengths

Lorillard believes that the following strengths differentiate it from its competitors and contribute to its success:

Newport is the #1 menthol and #2 overall brand of cigarette in the U.S. As the leading menthol flavored cigarette brand and the number two cigarette brand overall in the United States based on gross units sold in the first three months of 2008 and in the full year 2007, the Newport brand enjoys strong consumer recognition. Introduced in 1957, Newport has a more than 50-year history and is the largest selling U.S. menthol cigarette brand based on gross units sold in the first three months of 2008 and full year 2007. Lorillard introduced the “Newport pleasure” marketing theme in 1972 and has consistently reinforced this theme in its marketing and promotion of Newport for more than 35 years, although it has been required to restrict the media by which it communicates its “Newport pleasure” marketing message as a result of governmental regulation, settlement agreements entered into by Lorillard and other cigarette manufacturers with each of the fifty United States and other agreements. Lorillard believes that this consistent marketing focus enhances the value of the Newport brand. Lorillard shipped approximately 7.8 billion Newport cigarettes in the first three months of 2008 and more than 33.6 billion Newport cigarettes for full year 2007. Newport’s domestic shipments represented 33.5% of all menthol cigarettes sold in the United States in the first three months of 2008 and 32.9% for full year 2007.

Strength in the menthol cigarette segment. Lorillard’s Newport brand is the best selling menthol brand based on gross units sold in the first three months of 2008 and the full year 2007. Lorillard has developed a unique menthol taste for Newport cigarettes, which it believes accounts for Newport’s success among adult smokers. As a result of its strong brand position and differentiated products, Lorillard believes that Newport is well positioned in this growing category of the domestic cigarette market. The menthol segment’s share of total cigarettes shipped in the domestic market increased from 26.4% in 2003 to 28.4% in the first three months of 2008, and Newport’s share of menthol cigarettes shipped in the domestic market has increased in each of the last five years.

Focus on the premium segment. Lorillard focuses its marketing efforts on the relatively more profitable premium segment of the domestic cigarette industry. The premium segment consists of a category of well known, established cigarette brands marketed at higher retail prices than other cigarette brands. Approximately 93.3% of the cigarettes shipped by Lorillard in the first three months of 2008 were in the premium segment. Lorillard’s share of the premium segment of the domestic cigarette market increased in each of the past five years and the first three months of 2008 from 11.9% in 2003 to 13.3% for the first three months of 2008, primarily driven by the growth of the Newport brand.

Most profitable operating model of any major U.S. cigarette company. For each of the past five years, Lorillard has had the most profitable operating model among major U.S. cigarette companies, as measured by operating income per 1,000 units shipped in the United States. In 2007, Lorillard’s adjusted operating income per 1,000 units shipped was $36.58, which Lorillard believes is the highest among major U.S. cigarette manufacturers, based on publicly filed SEC documents. During the past five years, Lorillard has increased its adjusted operating income per 1,000 units shipped from $27.21 in 2003 to $36.58 in 2007.

Adjusted operating income per 1,000 units shipped includes adjustments to operating income for the items described below. Lorillard’s management believes that adjusted operating income per 1,000 units shipped is a non-GAAP financial measure that is commonly used in the cigarette industry and is useful in measuring Lorillard’s performance. A reconciliation of Lorillard’s adjusted operating income to operating income for 2003 and 2007 is as follows:

	Year Ended December 31,
	2007	2003
Operating income	$1,274	$903
Pretax charge for litigation(1)	66	—
Litigation settlement with tobacco growers	—	28
Resolution of indemnification and trademark matters regarding the 1977 sale of Lorillard’s international business	—	28

Adjusted operating income	$1,340	$959

(1)	Please read the section entitled “Legal Proceedings—The Scott Case” beginning on page 56 for further information.

As a result of its profitable operating model, Lorillard has consistently been able to generate strong earnings. Lorillard’s net income was $898 million, $826 million, $706 million, $642 million and $582 million for 2007, 2006, 2005, 2004 and 2003, respectively.

Experienced and long-standing management team. Lorillard’s executive management team has extensive experience in the tobacco industry, and many of its senior executives have spent the majority of their professional careers with Lorillard. The team has been responsible for overseeing Lorillard’s consistent growth in revenue and net income. Martin L. Orlowsky, the Chairman, President and Chief Executive Officer, has been with Lorillard for more than 17 years and has over 30 years of experience in consumer product marketing. Lorillard has a talented management team comprised of 12 other senior members of management who have an average of more than 20 years of tobacco industry experience and 16 years with Lorillard.

Lorillard’s Business and Growth Strategies

Lorillard’s primary long-term business objectives are to increase Newport’s market share in the United States and to increase overall earnings. Lorillard’s key strategies to achieve these objectives are:

Seek to increase Newport’s share of the menthol cigarette market. Lorillard believes that the Newport brand is its most valuable asset and Lorillard intends to continue to build the Newport brand and seek to expand its share of the domestic menthol cigarette market. While industry-wide domestic cigarette shipments decreased at a compound annual rate of approximately 2.4% from the twelve months ended March 31, 1999 through the twelve months ended March 31, 2008, Newport’s unit volume increased despite the industry trend, resulting in an increase in its market share during such period. Lorillard seeks to increase its units sold, or limit declines in its units sold to a rate below the general decline in the market, thereby increasing its market share of total domestic cigarette shipments in the future. Lorillard’s marketing and promotional initiatives are designed to maintain existing customers and responsibly increase Newport’s brand recognition and acceptance among adult smokers of competitive brands in the domestic market, which it believes represents an opportunity for profitable growth.

Introduce new products and line extensions of existing products. Lorillard has an experienced research and development and marketing team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. In addition, as part of its new product growth initiatives, in 2006 Lorillard entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in Ohio in January 2008. If successful, Lorillard’s current test marketing of Triumph Snus will permit it to position Triumph Snus for broader testing or expanded distribution. The joint venture may offer Lorillard the opportunity to use its existing marketing and sales expertise to participate in this growing category of tobacco products with limited capital investment.

Selectively pursue acquisitions on an opportunistic basis. Over the past several years, Lorillard has expanded primarily through the organic growth of its Newport business. Lorillard intends to continue to pursue organic growth, while also considering acquisitions and joint ventures with other participants in the tobacco industry. Lorillard will evaluate potential acquisitions and other business development opportunities using a disciplined approach, pursuing only those opportunities that it believes will enhance long-term stockholder value. Lorillard is not currently in discussions with any third party regarding a potential acquisition.

Loews

Loews is a holding company. After giving effect to the Separation, Loews will no longer have any direct or indirect ownership interest in Lorillard. Loews’s remaining subsidiaries are engaged in the following lines of business:

•	commercial property and casualty insurance (CNA Financial Corporation, a 90% owned subsidiary);

•	operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 70% owned subsidiary);

•	operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 50.5% owned subsidiary);

•	exploration and production of natural gas (HighMount Exploration & Production LLC, a wholly owned subsidiary); and

•	operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Lorillard’s Relationship with Loews

Lorillard conducts its business and operations independently from Loews, and Lorillard’s Board of Directors and senior management team are independent from those of Loews. Neither Loews nor any of its other subsidiaries has any material commercial relationships with Lorillard. Loews has historically provided Lorillard with limited administrative, technical and ministerial services, including internal auditing and assistance with cash management and the investment of financial assets. The provision of these services and assistance is expected to cease on or before the Separation. Other than certain tax allocation arrangements and indemnification agreements to be set forth in a Separation Agreement, no commercial or other relationships between Lorillard and Loews will exist following completion of the Separation. Please read the section entitled “Relationship Between Lorillard and Loews” beginning on page 62.

The Carolina Group

Carolina Group Stock. Carolina Group Stock is a separate class of common stock of Loews designed to track the economic performance of the Carolina Group. The Carolina Group is a notional group of assets and liabilities which includes primarily the following:

•	Loews’s 100% stock ownership interest in Lorillard; and

•

any and all liabilities, costs and expenses of Loews and Lorillard and the subsidiaries and predecessors of Lorillard arising out of or related to tobacco, or otherwise arising out of the past, present or future business of Lorillard or its subsidiaries or predecessors.

The Loews Group consists of all of Loews’s assets and liabilities, including the approximately 38% economic interest in the Carolina Group not currently allocated to the Carolina Group Stock. In 2002, Loews issued and sold 40,250,000 shares of Carolina Group Stock, then representing 23.2% of the economic interest in the Carolina Group, in an initial public offering of Carolina Group Stock. At the time of the initial public offering of Carolina Group Stock, 173,750,000 shares and share equivalents represented 100% of the economic interest in the Carolina Group. As of May 7, 2008, the number of outstanding shares and share equivalents was equal to 173,923,429, reflecting subsequent issuances of Carolina Group Stock upon the exercise of options issued under the 2002 Carolina Group Stock Option Plan, net of share repurchases. Through May 7, 2008, Loews has issued and sold an aggregate of 108,478,429 shares of Carolina Group Stock, net of share repurchases, representing an approximately 62% economic interest in the Carolina Group, and the Loews Group retains an approximately 38% economic interest in the Carolina Group. After giving effect to the Redemption and the extinguishment of the Carolina Group, but prior to giving effect to the Exchange Offer, Loews will own 65,445,000 shares of Lorillard Common Stock, representing its approximately 38% equity interest in Lorillard. Loews is offering to exchange all of such shares of Lorillard Common Stock for shares of outstanding Loews Common Stock in the Exchange Offer.

The Separation

As a result of the Redemption, the Exchange Offer and, if required, the Contingent Dividend, Loews will dispose of its entire ownership interest in Lorillard, and Lorillard will become an independent public company. In the Redemption, Loews will distribute 108,478,429 shares of Lorillard Common Stock, representing approximately 62% of Lorillard’s outstanding common stock, to holders of Carolina Group Stock. Holders of record of Carolina Group Stock on the Redemption Date will receive one share of Lorillard Common Stock in exchange for each share of Carolina Group Stock they hold. In the Exchange Offer, Loews will offer to exchange the remaining 65,445,000 shares, or approximately 38%, of Lorillard’s outstanding common stock held by Loews for outstanding shares of Loews Common Stock. If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock.

Immediately after the Separation, 173,923,429 shares of Lorillard Common Stock will be outstanding. This number excludes an aggregate of 714,825 shares of Lorillard Common Stock issuable upon exercise of outstanding stock options and stock appreciation rights (“SARs”) and up to an additional 3,000,000 shares reserved for issuance under Lorillard’s stock incentive plan, as described under “Management.” There will be no shares of Carolina Group Stock outstanding after the Redemption and, accordingly, Carolina Group Stock will be de-listed from the NYSE.

The following diagrams depict the ownership structure of Lorillard before and immediately after the Separation:

(a)	Carolina Group Stock is a “tracking stock” that is intended to reflect the economic performance of the Carolina Group. The Carolina Group Stock presently represents approximately a 62% economic interest in Carolina Group.

(b)	Consists of:

•	former holders of Carolina Group Stock who will receive approximately 62% of the shares of Lorillard Common Stock in the Redemption; and
•	holders of Loews Common Stock who will receive approximately 38% of the shares of Lorillard Common Stock in the Exchange Offer and, if required, the Contingent Dividend.

(c)	Please note that the diagrams presented above do not include subsidiaries of Loews other than Lorillard.

Corporate Information

Lorillard’s principal executive offices are located at 714 Green Valley Road, Greensboro, North Carolina 27408-7018. Lorillard’s telephone number is (336) 335-7000. Lorillard is incorporated under the laws of the State of Delaware.

Loews’s principal executive offices are located at 667 Madison Avenue, New York, New York 10065-8087. Loews’s telephone number is (212) 521-2000. Loews is incorporated under the laws of the State of Delaware.

The Redemption

Please read the section entitled “The Redemption” beginning on page 22 for a more detailed description of the matters described below.

The Redemption	Loews will redeem all outstanding shares of Carolina Group Stock in exchange for an equal number of shares of Lorillard Common Stock.

Redemption Ratio	Each share of Carolina Group Stock will be redeemed in exchange for one share of Lorillard Common Stock.

Redemption Date	The Redemption Date is currently scheduled for 9:00 a.m., New York City time, on June 10, 2008. On the Redemption Date, holders of Carolina Group Stock will become holders of Lorillard Common Stock, and all rights of holders of Carolina Group Stock will cease. However, Loews may extend the Redemption Date on one or more occasions on not less than ten days notice.

Securities to be Distributed	An aggregate of 108,478,429 shares of Lorillard Common Stock will be distributed in the Redemption.

Conditions for Completion of the

Redemption	The consummation of the Redemption is conditioned on, among other things, the absence of any material changes or developments, and market conditions. See “The Redemption—Conditions for Completion of the Redemption.”

The Separation	The 108,478,429 shares of Lorillard Common Stock to be distributed in the Redemption represent approximately 62% of Lorillard’s outstanding common stock. On the date of this Information Statement, Loews intends to commence the Exchange Offer, pursuant to which it will offer to exchange the remaining 65,445,000, or approximately 38%, of Lorillard’s outstanding common stock for outstanding shares of Loews Common Stock.

If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock.

Immediately after the Separation, 173,923,429 shares of Lorillard Common Stock will be outstanding. This number excludes an aggregate of 714,825 shares of Lorillard Common Stock issuable upon exercise of outstanding stock options and SARs and up to an additional 3,000,000 shares reserved for issuance under Lorillard’s stock incentive plan, as described under “Management.” There will be no shares of Carolina Group Stock outstanding after the Redemption.

Surrendering Shares	Holders of Carolina Group Stock who hold shares in “street name” through a broker, custodian bank or other nominee should contact their broker, custodian bank or other nominee.

Holders of record of Carolina Group Stock who hold physical stock certificates will need to surrender their stock certificates in order to receive Lorillard Common Stock.

Redemption Agent, Transfer Agent and Registrar	The Redemption Agent for the Redemption is Mellon Investor Services LLC. The transfer agent and registrar for Carolina Group Stock is BNY Mellon Shareowner Services. The Transfer Agent and registrar for Lorillard Common Stock is BNY Mellon Shareowner Services.

U.S. Federal Income Tax Consequences	Loews has received a favorable ruling from the Internal Revenue Service (the “IRS”) and an opinion of counsel as to the tax-free nature of the Separation. Please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page 95.

Stock Exchange Listing	There is currently no public market for Lorillard Common Stock. Lorillard has received approval to list its common stock on the New York Stock Exchange under the symbol “LO.”

Dividend and Stock Repurchase Policies	Lorillard expects to adopt a policy after the Separation of paying regular quarterly cash dividends to its common stockholders of between 70% and 75% of net income. Lorillard also expects to adopt a stock repurchase program following the Separation, as to which the amount and timing of stock repurchases have yet to be determined. However, payment of cash dividends and stock repurchases by Lorillard will be at the discretion of Lorillard’s Board of Directors in accordance with applicable law after taking into account various factors, including Lorillard’s financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, make any stock repurchases, or as to the amount of any such dividends or stock repurchases if Lorillard’s Board of Directors determines to do so.

No Voting or Appraisal Rights	Holders of Carolina Group Stock have no right to consent, vote or make any election, or dissenters’ rights of appraisal, in connection with the Redemption.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 9 for a discussion of some of the factors you should carefully consider in connection with the Separation.

Summary Historical Financial Information of Lorillard

The table below includes summary historical consolidated financial information of Lorillard. Lorillard has derived the following summary historical financial information as of and for the years ended December 31, 2005 through December 31, 2007 from financial statements of Lorillard for those years. Lorillard’s financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this Information Statement. The historical balance sheet data at December 31, 2005 has been derived from audited financial statements, which are not included in this Information Statement. Lorillard has derived the summary historical financial information as of and for the three months ended March 31, 2008 and for the three months ended March 31, 2007 from Lorillard’s unaudited financial statements relating to those periods, which are included elsewhere in this Information Statement. Pro forma financial information is not presented since the additional administrative expenses associated with Lorillard operating as an independent public company are not expected to be material to operating results. This information is only a summary and you should read it together with the financial information included in this Information Statement beginning on page F-1 or incorporated by reference in this Information Statement.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In millions, except per share data)

Results of Operations:
Net sales (including excise taxes of $163, $162, $688, $699 and $676 for the respective periods)	$921	$913	$3,969	$3,755	$3,568
Cost of sales	555	544	2,307	2,160	2,114

Gross profit	366	369	1,662	1,595	1,454
Selling, general and administrative	100	82	388	354	370

Operating income	266	287	1,274	1,241	1,084
Other income (expense), net	9	32	109	103	67

Income before income taxes	275	319	1,383	1,344	1,151
Income taxes	101	117	485	518	445

Net income	$174	$202	$898	$826	$706

Number of shares outstanding	173.92	173.92	173.92	173.92	173.92
Earnings per share	$1.00	$1.16	$5.16	$4.75	$4.06

Other Data:
Cash provided by (used in):
Operating activities	$499	$(94)	$882	$778	$820
Investing activities	(611)	(282)	367	(415)	974
Financing activities	(291)	(234)	(1,167)	(781)	(646)

	March 31, 2008	December 31,
		2007	2006	2005
	(In millions)

Financial Position:
Current assets	$2,363	$2,103	$2,115	$2,069
Total assets	2,750	2,600	2,759	2,796
Current liabilities	1,460	1,188	1,151	1,240
Total liabilities	1,852	1,587	1,464	1,456
Shareholder’s equity	898	1,013	1,295	1,340

RISK FACTORS

Risk Factors Relating to Lorillard

As of April 30, 2008, Lorillard is a defendant in approximately 4,675 tobacco-related lawsuits, which are extremely costly to defend, and which could result in substantial judgments against Lorillard.

Numerous legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes are pending against Lorillard, and it is likely that similar claims will continue to be filed for the foreseeable future. In addition, several cases have been filed against Lorillard and other tobacco companies challenging certain provisions of the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the “MSA”) and state statutes promulgated to carry out and enforce the MSA.

Approximately 4,675 tobacco-related cases are pending against Lorillard in the United States. Punitive damages, often in amounts ranging into the billions of dollars, are specifically pleaded in a number of cases in addition to compensatory and other damages. It is possible that the outcome of these cases, individually or in the aggregate, could result in bankruptcy. It is also possible that Lorillard may be unable to post a surety bond in an amount sufficient to stay execution of a judgment in jurisdictions that require such bond pending an appeal on the merits of the case. Even if Lorillard is successful in defending some or all of these actions, these types of cases are very expensive to defend. A material increase in the number of pending claims could significantly increase defense costs and have an adverse effect on Lorillard’s results of operation and financial condition.

Further, adverse decisions in actions against tobacco companies other than Lorillard could have an adverse impact on the industry, including Lorillard. In several cases in recent years, for example, various courts, including the U.S. Supreme Court, have considered the ratio of awards of actual damages to those of punitive damages. In 2006 the Oregon Supreme Court affirmed the verdict in Williams v. Philip Morris USA, Inc., in which plaintiff was awarded approximately $525,000 in compensatory damages and $80 million in punitive damages, a ratio of more than 150:1. In February 2007, the U.S. Supreme Court vacated that decision on other grounds and returned Williams to the Oregon Supreme Court for further consideration. During January of 2008, the Oregon Supreme Court reaffirmed its 2006 ruling that upheld the jury’s damages awards. Philip Morris has filed a petition with the U.S. Supreme Court to review the 2008 decision. Lorillard is not a party to Williams. Should appellate courts establish binding precedents regarding these or other issues, the conduct of future trials involving Lorillard would be affected.

A judgment has been rendered against Lorillard in the Scott litigation.

In June 2004, the court entered a final judgment in favor of the plaintiffs in Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996), a class action on behalf of certain cigarette smokers resident in the State of Louisiana. The jury awarded plaintiffs approximately $591 million to fund cessation programs for Louisiana smokers. The court’s final judgment also reflected its award of prejudgment interest. During February 2007, the Louisiana Court of Appeal issued a ruling that, among other things, reduced the amount of the award by approximately $328 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. Defendants have petitioned the U.S. Supreme Court to review the case. The Louisiana Supreme Court denied defendants’ request to stop proceedings before the trial court until the U.S. Supreme Court completes its review.

Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. In the fourth quarter of 2007, Lorillard recorded a pretax provision of approximately $66 million for this matter.

The verdict returned in the federal government’s reimbursement case, while not final, could impose significant financial burdens on Lorillard and adversely affect future sales and profits.

During August 2006, a final judgment and remedial order was entered in United States of America v. Philip Morris USA, Inc., et al. (U.S. District Court, District of Columbia, filed September 22, 1999). The court based its final judgment and remedial order on the government’s only remaining claims, which were based on the defendants’ alleged violations of the Racketeering Influenced and Corrupt Organizations Act (“RICO”). Lorillard is one of the defendants in the case. Although the verdict did not award monetary damages to the plaintiff, the final judgment and remedial order imposes a number of requirements on the defendants. Such requirements include, but are not limited to, corrective statements by defendants related to the health effects of smoking. The remedial order also would place certain prohibitions on the manner in which defendants market their cigarette products and would eliminate any use of “lights” or similar product descriptors. It is likely that the remedial order, including the prohibitions on the use of the descriptors relating to low tar cigarettes, will negatively affect Lorillard’s future sales and profits. Defendants, including Lorillard, have noticed appeals from the final judgment and the remedial order. Plaintiff also has noticed an appeal from the final judgment. Defendants have received a stay of the judgment and remedial order from the District of Columbia Court of Appeal that will remain in effect while the appeal is proceeding. As a result of the government’s appeal, it is possible that certain of the government’s claims or damages could be reinstated. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek to recover profits earned by the defendants, but this ruling could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its claim to recover profits earned by the defendants. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

Lorillard is a defendant in a case that was initially certified as a nationwide class action involving “lights” cigarettes and that could result in a substantial verdict, if the class certification order is reinstated.

Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004), was certified by a federal judge as a nationwide class action on behalf of individuals who purchased “lights” cigarettes. This ruling was reversed by a federal court of appeals during March of 2008. It is not known if plaintiffs will seek further review of the class certification order, and it is possible that the class could be reinstated in a subsequent appeal. Plaintiffs’ claims in Schwab are based on defendants’ alleged RICO violations in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class to be in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be multiplied by a factor of three. The federal court of appeals stayed all activity before the trial court until the appeal is concluded.

The Florida Supreme Court’s ruling in Engle has resulted in additional litigation against cigarette manufacturers, including Lorillard.

The case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Dade County, Florida, filed May 5, 1994) was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The case was tried between 1998-2000 in a multi-phase trial that resulted in verdicts in favor of the class. During 2006, the Florida Supreme Court issued a ruling that, among other things, determined that the case could not proceed further as a class action. During February of 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The 2006 ruling by the Florida Supreme Court in Engle also permits members of the Engle class to file individual claims, including claims for punitive damages. Lorillard refers to these cases as the Engle Progeny Cases. The Florida Supreme Court held that these individual plaintiffs are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial. These findings included that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard, were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking. Lorillard is a defendant in approximately 1,925 cases pending in various state and federal courts in Florida that were filed by members of the Engle class. These 1,925 cases are filed on behalf of approximately 8,375 individual plaintiffs. The period for filing the Engle Progeny Cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit has been initiated to effect service. As a result, the final number of Engle Progeny Cases is not yet known.

The U.S. Surgeon General has issued a report regarding the risks of cigarette smoking to non-smokers that could result in additional litigation against cigarette manufacturers, additional restrictions placed on the use of cigarettes, and additional regulations placed on the manufacture or sale of cigarettes.

In a report entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General, 2006,” the U.S. Surgeon General summarized conclusions from previous Surgeon General’s reports concerning the health effects of exposure to second-hand smoke by non-smokers. According to this report, scientific evidence now supports six major conclusions:

•	Second-hand smoke causes premature death and disease in children and in adults who do not smoke.

•	Children exposed to second-hand smoke are at an increased risk for sudden infant death syndrome, acute respiratory infections and ear problems.

•	Exposure of adults to second-hand smoke has immediate adverse effects on the cardiovascular system and causes heart disease and lung cancer.

•	The scientific evidence indicates that there is no risk-free level of exposure to second-hand smoke.

•	Many millions of Americans, both children and adults, are exposed to second-hand smoke in their homes and workplaces.

•

Eliminating smoking in indoor spaces fully protects non-smokers from exposure to second-hand smoke. Separating smokers from non-smokers, cleaning the air, and ventilating buildings cannot eliminate exposures of non-smokers to second-hand smoke.

This report could form the basis of additional litigation against cigarette manufacturers, including Lorillard. The report could be used to support existing litigation against Lorillard or other cigarette manufacturers. It also is possible that the Surgeon General’s report could result in additional restrictions placed on cigarette smoking or in additional regulations placed on the manufacture or sale of cigarettes. It is possible that such additional restrictions or regulations could result in a decrease in cigarette sales in the United States, including sales of Lorillard brands. These developments may have a material adverse effect on Lorillard’s financial condition, results of operations, and cash flows.

The proposed regulation of cigarettes by the Food and Drug Administration may adversely affect Lorillard.

A bill that would grant the U.S. Food and Drug Administration (“FDA”) authority to regulate tobacco products was introduced in Congress in February 2007. The bill, which is being supported by Philip Morris USA (“Philip Morris”) and opposed by Lorillard and Reynolds American Inc. (“RAI”), has been considered and approved by Congressional committees in both houses of Congress during 2007 and 2008. It is possible that the full Senate and House of Representatives will consider and approve the bill later in 2008.

The proposed bill would:

•	require larger and more severe health warnings on packs and cartons;

•	ban the use of descriptors on tobacco products, such as “low-tar” and “light”;

•	require the disclosure of ingredients and additives to consumers;

•	require pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;

•	require the reduction or elimination of nicotine or any other compound in cigarettes;

•	allow the FDA to mandate the use of reduced risk technologies in conventional cigarettes;

•	allow the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes;

•	permit inconsistent state regulation of labeling and advertising and eliminate the existing federal preemption of such regulation; and

•	grant the FDA the regulatory authority to consider and impose broad additional restrictions through a rule making process, including a ban on the use of menthol in cigarettes.

It is possible that such additional regulation could result in a decrease in cigarette sales in the United States (including sales of Lorillard brands) and increased costs, to Lorillard, which may have a material adverse effect on Lorillard’s financial condition, results of operations, and cash flows. Lorillard believes that such regulation may adversely affect its ability to compete against its larger competitors, including Philip Morris, who may be able to more quickly and cost-effectively comply with these new rules and regulations.

Lorillard has substantial payment obligations under litigation settlement agreements which will materially adversely affect its cash flows and operating income in future periods.

In 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the “Original Participating Manufacturers”) entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. Lorillard and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the “Initial State Settlements,” and together with the MSA, the “State Settlement Agreements”).

Under the State Settlement Agreements, Lorillard paid $945 million in 2007 and is obligated to pay between $1.05 and $1.10 billion in 2008, primarily based on 2007 estimated industry volume. Annual payments under the State Settlement Agreements are required to be paid in perpetuity and are based, among other things, on Lorillard’s domestic market share and unit volume of domestic shipments, with respect to the MSA, in the year preceding the year in which payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due.

Lorillard’s management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation.

Lorillard records provisions in its consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the Scott case, as described in the risk factor “—A judgment has been rendered against Lorillard in the Scott litigation” on page 9, Lorillard’s management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in Lorillard’s consolidated financial statements for any unfavorable outcome. It is possible that Lorillard’s results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

Lorillard faces intense competition and its failure to compete effectively could have a material adverse effect on its profitability and results of operations.

Lorillard competes primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. Lorillard is subject to highly competitive conditions in all aspects of its business. The competitive environment and Lorillard’s competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low-priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products.

Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. RAI was formed in 2004 as a result of the merger of R.J. Reynolds Tobacco Company (now a wholly owned subsidiary of RAI) and the U.S. operations of Brown & Williamson Holdings, Inc. (formerly known as Brown & Williamson Tobacco Corporation and an indirect, wholly owned subsidiary of British American Tobacco p.l.c.). Lorillard also competes against numerous other smaller manufacturers or importers of cigarettes. If Lorillard’s major competitors were to significantly increase the level of price discounts offered to consumers, Lorillard could respond by increasing price discounts, which could have a materially adverse effect on its profitability and results of operations.

Concerns that mentholated cigarettes may pose greater health risks could adversely affect Lorillard.

Some plaintiffs and other sources, including public health agencies, have claimed or expressed concerns that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes. For example, in the course of hearings held in Congress in 2007 and 2008 on a bill to grant the FDA authority to regulate tobacco products, several amendments were offered and rejected which would have banned the use of menthol as an ingredient in cigarettes. Also, in 2002, the U.S. Department of Health and Human Services National Institutes of Health, Center for Disease Control and Prevention and National Cancer Institute and other public health agencies supported the First Conference on Menthol Cigarettes. The executive summary of the conference proceedings outlined “why it is important to study menthol cigarettes” and included statements that “menthol’s sensation of coolness might result in deeper inhalation” and “could contribute to increased uptake of inhaled tobacco constituents, including nicotine and cancer-causing agents…” In addition, the Center for Disease Control and Prevention has published a pamphlet titled “Pathways to Freedom, Winning the Fight Against Tobacco” that, under the heading “The Dangers of Menthol” states that “menthol can make it easier for a smoker to inhale deeply, which may allow more chemicals to enter the lungs. Menthol in cigarettes does not make smoking safer. In fact, menthol may even make things worse.” If such claims were to be substantiated, Lorillard, as the leading manufacturer of mentholated cigarettes in the United States, could face increased exposure to tobacco-related litigation. Even if those claims are not substantiated, increased concerns about the health impact of mentholated cigarettes could adversely affect Lorillard’s sales, including sales of Newport. Some critics of mentholated cigarettes have called for a ban on the use of menthol in cigarettes. Any ban or limitation on the use of menthol in cigarettes would adversely effect Lorillard’s results of operation and financial condition.

Lorillard is subject to important limitations on advertising and marketing cigarettes that could harm its competitive position.

Television and radio advertisements of tobacco products have been prohibited since 1971. Under the State Settlement Agreements, Lorillard generally cannot use billboard advertising, cartoon characters, sponsorship of concerts, non-tobacco merchandise bearing Lorillard’s brand names and various other advertising and marketing techniques. In addition, the MSA prohibits the targeting of youth in advertising, promotion or marketing of tobacco products. Accordingly, Lorillard has determined not to advertise Lorillard’s cigarettes in magazines with large readership among people under the age of 18. Additional restrictions may be imposed or agreed to in the future. These limitations may make it difficult to maintain the value of an existing brand if sales or market share decline for any reason. Moreover, these limitations significantly impair the ability of cigarette manufacturers, including Lorillard, to launch new premium brands.

Sales of cigarettes are subject to substantial federal, state and local excise taxes.

Federal excise taxes were last increased in 2002 from $0.34 per pack to $0.39 per pack. A provision in a bill passed by Congress in 2007 to expand the Children’s Health Insurance Program would have raised the federal excise tax by $0.61 per pack, but that bill was vetoed by President Bush in December 2007 and was not enacted into law. It is expected that an increase in Federal excise taxes will be introduced by Congress again in 2008. State and local excise taxes ranged from $0.07 to $3.66 per pack for the three months ended March 31, 2008. Various states and localities have raised the excise tax on cigarettes substantially in recent years. Increases in state excise taxes on cigarette sales were enacted in ten states during 2007 and ranged from $0.20 per pack to $1.00 per pack. In the first three months of 2008, excise tax increases of $1.00 per pack were implemented in two states. In addition, in April 2008, New York State increased its excise tax by $1.25 to $2.75 per pack effective June 3, 2008. It is Lorillard’s expectation that several states will propose further increases in 2008 and in subsequent years. Lorillard believes that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including Lorillard, and an increased sales shift toward lower priced discount cigarettes rather than premium brands.

Lorillard is dependent on the domestic cigarette business, which it expects to continue to contract.

Although Lorillard conducts business in Puerto Rico, Guam and the U.S. Virgin Islands, its cigarette business as conducted in the 50 states of the United States (referred to herein as the domestic cigarette market) is currently its only significant business. The domestic cigarette market has generally been contracting and Lorillard expects it to continue to contract. Lorillard does not have foreign cigarette sales that could offset these effects, as Lorillard sold the international rights to substantially all of its brands, including Newport, in 1977. As a result of price increases, restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, industry-wide domestic cigarette shipments have decreased at a compound annual rate of approximately 2.5% during the period 1998 through 2007. Industry-wide domestic cigarette shipments decreased by 3.3% for the first three months of 2008 compared to the first three months of 2007, 5.0% during 2007, compared to 2006, and 1.5% during 2006 compared to 2005.

Lorillard derives most of its revenue from one brand.

Lorillard’s largest selling brand, Newport, accounted for approximately 94.1% and 93.9% of Lorillard’s sales revenue for the first three months of 2008 and the full year 2007, respectively. Lorillard’s principal strategic plan revolves around the marketing and sales promotion in support of its Newport brand. Lorillard cannot ensure that it will continue to successfully implement its strategic plan with respect to Newport or that implementation of its strategic plan will result in the maintenance or growth of the Newport brand.

The use of significant amounts of promotion expenses and sales incentives in response to competitive actions and market price sensitivity may have a material adverse impact on Lorillard.

Since 1998, the cigarette market has been very price competitive due to the impact of, among other things, higher state and local excise taxes and the market share of deep discount brands. In response to these and other competitor actions and pricing pressures, Lorillard has engaged in significant use of promotional expenses and sales incentives. The cost of these measures could have a material adverse impact on Lorillard. Lorillard regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs in an effort to maintain its competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods.

Lorillard relies on a limited number of key executives and may continue to experience difficulty in attracting and hiring qualified new personnel in some areas of Lorillard’s business.

The loss of any of Lorillard’s key employees could adversely affect its business. Other than with respect to Lorillard’s chief executive officer, Martin L. Orlowsky, Lorillard does not have employment agreements with any of its key employees. As a tobacco company, Lorillard may experience difficulty in identifying and hiring qualified executives and other personnel in some areas of its business. This difficulty is primarily attributable to the health and social issues associated with the tobacco industry. The loss of services of any key personnel or Lorillard’s inability to attract and hire personnel with requisite skills could restrict Lorillard’s ability to develop new products, enhance existing products in a timely manner, sell products or manage its business effectively. These factors could have a material adverse effect on the results of operations and financial condition of Lorillard, which in turn could adversely affect the value of Lorillard Common Stock.

Several of Lorillard’s competitors have developed alternative cigarette products.

Certain of the major cigarette makers are marketing alternative cigarette products. For example, Philip Morris has developed an alternative cigarette called Accord in which the tobacco is heated rather than burned. RAI has developed an alternative cigarette called Eclipse in which the tobacco is primarily heated, with only a small amount of tobacco burned. Vector Tobacco Inc. is marketing a cigarette offered in several packings with declining levels of nicotine, called Quest. Philip Morris and RAI have indicated that these products may deliver fewer smoke components compared to conventional cigarettes. Lorillard has not marketed similar alternative cigarettes. Should such alternative cigarette products gain a significant share of the domestic cigarette market, Lorillard may be at a competitive disadvantage.

Lorillard may not be able to develop, produce or commercialize competitive new products and technologies required by regulatory changes or changes in consumer preferences.

Consumer health concerns and changes in regulations are likely to require Lorillard to introduce new products or make substantial changes to existing products. For example, 28 states have enacted legislation requiring cigarette manufacturers to reduce the ignition propensity of their products. Lorillard believes that there may be increasing pressure from public health authorities to develop a conventional cigarette or an alternative cigarette that provides a demonstrable reduced risk of adverse health effects. Lorillard may not be able to develop a reduced risk product that is acceptable to consumers. In addition, the costs associated with developing any such new products and technologies could be substantial.

Increased restrictions on smoking in public places could adversely affect Lorillard’s sales volume, revenue and profitability.

Since 1994, 33 states and many local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict, or discourage smoking, including legislation, regulations or policies prohibiting or restricting smoking in public buildings and facilities, stores, restaurants and bars, on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by state and local governments in the future. Although Lorillard has no empirical evidence of the effect of such restrictions, Lorillard believes that restrictions on smoking in public places may lead to a decrease in the number of people who smoke or a decrease in the number of cigarettes smoked by smokers. Increased restrictions on smoking in public places may have decreased and may continue to decrease the volume of cigarettes that would otherwise be sold by Lorillard absent such restrictions, which may have a material adverse effect on Lorillard’s revenue and profits.

The availability of counterfeit cigarettes could adversely affect Lorillard’s sales volume, revenue and profitability.

Sales of counterfeit cigarettes in the United States, including counterfeits of Lorillard’s Newport brand, could adversely impact sales by the manufacturers of the brands that are counterfeited and potentially damage the value and reputation of those brands. Additionally, smokers who mistake counterfeit cigarettes for Lorillard’s cigarettes may attribute quality and taste deficiencies in the counterfeit product to Lorillard’s brands and discontinue purchasing Lorillard’s brands. Although Lorillard does not believe that sales of counterfeit Newport cigarettes have had a material adverse effect on its sales volume, revenue and profits to date, the availability of counterfeit Newport cigarettes could have a material adverse effect on Lorillard’s sales volume, revenue and profits in the future.

Lorillard relies on a single manufacturing facility for the production of its cigarettes.

Lorillard produces all of its cigarettes at its Greensboro, North Carolina manufacturing facility. If Lorillard’s manufacturing plant is damaged, destroyed or incapacitated or Lorillard is otherwise unable to operate its manufacturing facility, Lorillard may be unable to produce cigarettes and may be unable to meet customer demand.

Lorillard relies on a small number of suppliers for certain of its domestic leaf tobacco and reconstituted tobacco.

Lorillard purchases approximately half of its domestic leaf tobacco through one supplier, Alliance One International, Inc. If Alliance One becomes unwilling or unable to supply leaf tobacco to Lorillard, Lorillard believes that leaf tobacco may not be available at prices comparable to those it pays to Alliance One, which could have an adverse effect on Lorillard’s future profits. In addition, Lorillard purchases all of its reconstituted tobacco from one supplier, which is an affiliate of RAI, a major competitor of Lorillard. Reconstituted tobacco is a form of tobacco material manufactured as a paper-like sheet from small pieces of tobacco that are too small to incorporate into the cigarette directly and may include some tobacco stems, and which is used as a component of cigarette blends. If RAI becomes unwilling or unable to supply Lorillard and Lorillard is unable to find an alternative supplier on a timely basis, Lorillard’s operations could be disrupted resulting in lower production levels and reduced sales.

Lorillard may not be able to adequately protect its intellectual property, which could harm the value of Lorillard’s brands and adversely affect its business.

Lorillard’s intellectual property is material to the conduct of its business. Lorillard’s ability to maintain and further build brand recognition is dependent on the continued and exclusive use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logo and the unique features of its tobacco products. If Lorillard’s efforts to protect its intellectual property are ineffective, thereby permitting a third-party to misappropriate or infringe on its intellectual property, the value of Lorillard’s brands may be harmed, which could have a material adverse effect on its business and might prevent its brands from growing or maintaining market share.

Risk Factors Relating to the Separation

As an independent public company, Lorillard is expected to expend additional time and resources to comply with rules and regulations that do not currently apply to it, including rules related to internal controls over financial reporting, and failure to comply with such rules may lead investors to lose confidence in its financial information.

As an independent public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the NYSE, will require Lorillard to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase Lorillard’s legal and financial compliance costs and could place additional demands on its finance and accounting staff and on its financial, accounting and information systems.

In particular, as a public company, Lorillard’s management will be required to conduct an annual evaluation of its internal controls over financial reporting and include a report of management on Lorillard’s internal controls in its annual reports on Form 10-K. In addition, Lorillard will be required to have its independent public accounting firm attest to and report on management’s assessment of the effectiveness of its internal controls over financial reporting. Under current rules, Lorillard will be subject to these requirements beginning with its annual report on Form 10-K for the fiscal year ending December 31, 2009. If Lorillard is unable to conclude that it has effective internal controls over financial reporting or, if its independent auditors are unable to provide it with an attestation and an unqualified report as to the effectiveness of its internal controls over financial reporting, investors could lose confidence in the reliability of Lorillard’s financial statements, which could result in a decrease in the value of its common stock.

Provisions in Lorillard’s certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of Lorillard, which could decrease the trading price of its common stock.

Lorillard’s certificate of incorporation and by-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with Lorillard’s Board of Directors rather than to attempt a hostile takeover. These provisions include:

•	a board of directors that is divided into three classes with staggered terms;

•	elimination of the right of Lorillard’s stockholders to act by written consent;

•	rules regarding how Lorillard stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of Lorillard’s Board of Directors to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between Lorillard and any holder of 15% or more of its outstanding common stock. For more information, please read the section entitled “Description of Lorillard’s Capital Stock—Anti-Takeover Effects of Provisions of Lorillard’s Certificate of Incorporation and Bylaws, and of Delaware Law” beginning on page 90.

Lorillard believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Lorillard’s Board of Directors and by providing its board with more time to assess any acquisition proposal. These provisions are not intended to make Lorillard immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Lorillard’s Board of Directors determines is not in its best interests and that of its stockholders.

Because there has not been any public market for Lorillard Common Stock, you may not be able to sell your shares of Lorillard Common Stock at or above the market price at which Carolina Group Stock traded prior to the Separation.

Ultimately, the value of each share of Lorillard Common Stock will be principally determined in the trading markets and could be influenced by many factors, including but not limited to litigation against Lorillard or other participants in the domestic cigarette industry, Lorillard’s operations, the growth and expansion of its businesses, investors’ expectations of its prospects, its creditworthiness, trends and uncertainties affecting the industries in which Lorillard or its affiliates compete, future issuances and repurchases of its common stock and general economic and other conditions. The market price of Lorillard Common Stock could be higher or lower than the historic market price of Carolina Group Stock, and Lorillard is unable to estimate whether such difference, whether favorable or unfavorable, will be material to the holders of its common stock.

The Separation Agreement contains provisions that may prevent or discourage other companies from acquiring Lorillard.

The tax-free nature of the Separation may be affected by certain transactions undertaken by Lorillard after the Separation. In particular, under Section 355(e) of the Internal Revenue Code, the Separation would become taxable to Loews if it was determined that 50% or more of the shares of Lorillard Common Stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the Separation. If, as a result of acquisitions of Lorillard Common Stock subsequent to the Separation, the Separation becomes taxable pursuant to Section 355(e), Loews would recognize a substantial gain for tax purposes as the Separation would be treated as a sale of Lorillard for federal income tax purposes.

The Separation Agreement imposes restrictions on Lorillard’s ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. Lorillard, however, may undertake any such action if it first obtains a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. Moreover, the Separation Agreement requires Lorillard and each of its subsidiaries (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax free transaction (except if the failure to qualify is solely due to Loews’s fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel. These restrictions and potential indemnification obligations may prevent or discourage other companies from acquiring Lorillard.

Lorillard and each of its subsidiaries are required to indemnify Loews against losses and other expenses incurred at any time (including with respect to smoking and health claims and litigation) in respect of Lorillard’s assets, properties and businesses.

In the Separation Agreement, Lorillard and each of its subsidiaries have agreed to indemnify Loews and its officers, directors, employees and agents against costs and expenses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from, among other things, the ownership or the operation of Lorillard’s and its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s and its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to smoking and health claims and litigation). If Loews incurs legal or other fees or costs and expenses resulting from the operation of Lorillard’s businesses or otherwise with respect to Lorillard, Lorillard and its subsidiaries are required to reimburse Loews for such losses and any legal or other fees related thereto, which could be substantial in amount. These indemnification obligations may discourage third parties from trying to acquire Lorillard or its subsidiaries because the indemnification obligations of Lorillard and each of its subsidiaries are binding on their successors and Lorillard and its subsidiaries are prohibited by the Separation Agreement from merging, consolidating or transferring all or a significant portion of their properties or assets unless the resulting entity, transferee or successor agrees to be bound by these indemnification obligations. In addition, Lorillard and its subsidiaries could face substantial charges for indemnification payments to Loews, which could adversely affect Lorillard’s cash flows, financial condition and results of operations.

Loews and Lorillard do not expect that the Separation will alter the legal exposure of either entity with respect to tobacco-related claims. Neither Loews nor Lorillard believes that Loews had or has any liability for tobacco-related claims, and Loews has never been held liable for any such claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

Investors are cautioned that certain statements contained in this Information Statement as well as some statements in periodic press releases and some oral statements made by officials of Lorillard and Loews and their respective subsidiaries during presentations about Lorillard and Loews, are “forward-looking” statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by Lorillard or Loews or their subsidiaries, which may be provided by their respective management teams are also forward-looking statements as defined by the Private Securities Litigation Reform Act.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of the Lorillard and Loews management teams, which could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	the outcome of pending litigation;

•	health concerns, claims and regulations relating to the use of tobacco products and exposure to environmental tobacco smoke;

•	legislation, including actual and potential excise tax increases, and the effects of tobacco litigation settlements on pricing and consumption rates;

•	continued intense competition from other cigarette manufacturers, including significant levels of promotional activities and the presence of a sizable deep discount category;

•	the continuing decline in volume in the domestic cigarette industry;

•	increasing marketing and regulatory restrictions, governmental regulation and privately imposed smoking restrictions;

•

litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the general understandings of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing;

•	general economic and business conditions;

•	changes in financial markets (such as interest rate, credit, currency, commodities and equities markets) or in the value of specific investments;

•

potential changes in accounting policies by the Financial Accounting Standards Board, the SEC or regulatory agencies for the industries in which Lorillard and/or Loews participate that may cause them to revise their financial accounting and/or disclosures in the future, and which may change the way analysts measure the business or financial performance of Lorillard and/or Loews;

•	the impact of regulatory initiatives and compliance with governmental regulations, judicial rulings and jury verdicts;

•	the results of financing efforts; and

•	the closing of any contemplated transactions and agreements.

Adverse developments in any of these areas, which are more fully described elsewhere in this Information Statement, could cause Lorillard’s and/or Loews’s results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this Information Statement and each of Lorillard and Loews expressly disclaims any obligation or undertaking to update these statements to reflect any change in their respective expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is or may be based.

TRANSACTION BACKGROUND

Commencing in July 2007, Loews’s management began preparing internal analyses to assess the feasibility of the Separation of Lorillard from Loews. Loews’s management was influenced by the changes that had taken place at Loews in recent years which resulted in greater diversification of its business, earnings and cash flows, a perceived improvement in the litigation environment for tobacco companies, and the structural changes that had been effected by certain of the major participants in the U.S. tobacco industry. Since 2002, Loews had acquired two natural gas pipeline companies and combined them to create Boardwalk Pipeline, a publicly traded master limited partnership which pays regular quarterly cash distributions to its unit holders, including Loews, and had acquired natural gas exploration and production assets from Dominion Resources through its newly created HighMount Exploration & Production subsidiary. Also during that time, Loews’s CNA Financial and Diamond Offshore Drilling subsidiaries saw significant improvements in their results of operations, as a result of which CNA Financial began to pay quarterly cash dividends to its shareholders and Diamond Offshore Drilling greatly increased the dividends to its shareholders, including Loews. In the U.S. tobacco industry, since 2004, Reynolds American Inc. had been created from the combination of the tobacco businesses of R.J. Reynolds and Brown & Williamson, and Altria Group, the owner of Philip Morris, the largest U.S. tobacco company, had spun off its ownership of Kraft Foods and announced its intention to spin off Philip Morris International.

In addition to these factors, Loews’s management considered the fact that the Separation would be permitted by Loews’s certificate of incorporation, which provides for, among other things, the redemption of all outstanding shares of Carolina Group Stock in exchange for shares of a qualifying subsidiary of Loews at the sole discretion of Loews’s Board of Directors (the “Board”) without any vote, consent or election of any stockholder or of Lorillard. In connection with its review of the internal analyses, Loews’s management contacted Lehman Brothers and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”) to discuss preliminary financial and legal considerations related to the possible Separation and to assist with the analysis of those matters.

On October 9, 2007, Loews’s management presented a proposal to the Board to further investigate the Separation and to engage Lehman Brothers as financial advisor to assist in the investigation. David Edelson, Senior Vice President of Loews delivered a presentation to the Board concerning the financial and business background for the Separation and its potential effect on Loews and its stockholders. At this meeting, the Board authorized Loews’s management to proceed with the investigation of the Separation. On November 6, 2007, Loews engaged Lehman Brothers as a financial advisor to assess the benefits, risks and financial impact of the Separation on Loews and Lorillard, and continued to work with representatives of Skadden, Arps on various legal and tax considerations including whether the Separation would comply with the provision of Loews’s certificate of incorporation requiring that the Separation be tax-free to holders of Carolina Group Stock. Loews’s management also notified Lorillard’s Chief Executive Officer, Martin L. Orlowsky, General Counsel, Ronald S. Milstein, and Chief Financial Officer, Thomas R. Staab, of the decision of the Board to investigate the Separation.

On November 13, 2007, the Board received presentations concerning Lorillard’s business and litigation from Messrs. Orlowsky and Milstein. At such meeting, representatives of Lehman Brothers made a presentation regarding financial considerations and structural mechanics of the Separation. Representatives of Skadden, Arps discussed certain legal matters related to the Separation and explained to the Board that the Proposed Separation would be permitted by Loews’s certificate of incorporation, which governs the Carolina Group Stock, and that no stockholder vote of Loews and no approval by Lorillard would be required in order to effect the Separation. Loews’s General Counsel, Gary W. Garson, informed the Board that Loews’s management would continue to work with representatives of Lehman Brothers and Skadden, Arps to review the Separation, and would present a recommendation to the Board at its next meeting.

On December 14, 2007, the Board convened a meeting to receive additional presentations and recommendations regarding the Separation. Loews’s Chief Financial Officer, Peter W. Keegan, and representatives of Lehman Brothers reviewed with the Board the financial aspects of the Separation. Representatives of Skadden, Arps discussed certain legal and tax matters relating to the proposed Separation.

The Board, together with management, considered the following potential benefits of the Separation:

•	allowing the management teams of Loews and Lorillard to focus their respective efforts and deploy their respective capital on their own individual strategic priorities;

•	improving the perceived risk profile and long-term financial strength of Loews and its subsidiaries among rating agencies based on prior comments of and preliminary discussions with such agencies;

•

enhancing Lorillard’s ability to attract and retain strong senior management and board members by becoming an independent public company, including the ability to include equity of Lorillard as part of the compensation program;

•

providing Lorillard with access to competitively priced capital including an ability to access the public and private debt and equity markets, rather than requiring Lorillard to compete for capital within the Loews capital structure; and

•	permitting Lorillard to use its common stock, which would likely constitute an attractive acquisition currency, as consideration for potential acquisitions.

The Board, together with management, also took into account the following considerations with regard to the Separation:

•

the change in the mix and relative amounts of dividends Loews would receive from its subsidiaries following the Separation, noting the loss of future dividends from Lorillard as a result of the Separation; and

•	the impact on Loews’s consolidated financial statements of the Separation, which would have the effect of reducing Loews’s consolidated net income and aggregate book value.

The Board, after full discussion and taking into account the information presented by Loews’s management, and representatives of Lehman Brothers and Skadden, Arps, approved a plan to proceed with the Separation, subject to the conditions discussed in this Information Statement under “The Redemption—Conditions for Completion of the Redemption.” On December 17, 2007, Loews issued a press release announcing the Board’s approval of the plan to pursue the Separation.

THE REDEMPTION

General

Under the terms of Loews’s certificate of incorporation, the Loews Board of Directors may, in its sole discretion, and without the vote, consent or election of any stockholder, exchange, on a pro rata basis, all of the outstanding shares of Carolina Group Stock for an aggregate number of outstanding fully paid and non-assessable shares of one or more subsidiaries owned by Loews that hold all of the assets and liabilities that are attributable to the Carolina Group, provided that no such exchange may occur unless the exchange is tax-free to the holders of the Carolina Group Stock. In April 2008, Loews received a favorable ruling from the IRS as to the tax-free nature of the Separation. The Loews Board of Directors has determined to exercise Loews’s right under its certificate of incorporation to redeem all outstanding shares of Carolina Group Stock in exchange for 108,478,429 shares of Lorillard Common Stock.

All capitalized terms in this section that are not defined have the meaning ascribed to them in Loews’s certificate of incorporation.

The Redemption

The Redemption Date is currently scheduled for 9:00 a.m., New York City time, on June 10, 2008. On the Redemption Date, each share of Carolina Group Stock will be redeemed in exchange for one share of Lorillard Common Stock. However, Loews may extend the Redemption Date on one or more occasions on not less than ten days notice for any reason.

NO VOTE, CONSENT OR ELECTION OF CAROLINA GROUP STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE REDEMPTION AND HOLDERS OF CAROLINA GROUP STOCK HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE REDEMPTION.

The costs and expenses incurred in connection with the Redemption will be allocated between Loews and Lorillard in accordance with the Separation Agreement, which generally provides that each party will bear its own costs.

Surrender of Shares of Carolina Group Stock

On the date of this Information Statement, Loews is delivering to the holders of record of shares of Carolina Group Stock a letter of transmittal containing written instructions for exchanging shares of Carolina Group Stock for shares of Lorillard Common Stock. From and after the date of this Information Statement, the letter of transmittal will also be available from the Redemption Agent.

On the Redemption Date, all rights of a holder of shares of Carolina Group Stock will cease, except for the right to receive shares of Lorillard Common Stock. A holder of shares of Carolina Group Stock who does not surrender those shares for exchange following the Redemption Date will not receive dividends or distributions paid on Lorillard Common Stock until he or she surrenders his or her shares of Carolina Group Stock for exchange to the Redemption Agent. Loews is delivering or making available to all holders of Carolina Group Stock, on the date of this Information Statement, a letter of transmittal with which to surrender their shares of Carolina Group Stock in the Redemption in exchange for shares of Lorillard Common Stock. From and after the Redemption Date, Lorillard and Loews will be entitled to treat outstanding shares of Carolina Group Stock that have not been surrendered for Redemption as shares of Lorillard Common Stock for all relevant purposes, including with respect to dividends and distributions.

Conditions for Completion of the Redemption

Loews is not required to complete the Redemption if:

•

a stop order issued by the SEC is in effect suspending the effectiveness of the registration statement of which this Information Statement forms a part, or any proceeding for that purpose has been initiated by the SEC and is not concluded or withdrawn;

•

any action, suit, claim, proceeding or litigation that seeks to or would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Separation is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Separation, any of which would or might restrain, prohibit or delay completion of the Separation or impair the contemplated benefits of the Separation to Loews or Lorillard;

•	any of the following occurs and would, in the reasonable judgment of Loews, have an adverse effect on the Redemption, which shall be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States,

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after the date of this Information Statement,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Separation, or

•	if any of the situations above exist at the date of this Information Statement, the situation deteriorates materially;

•

any event or events occur that have resulted or may result, in Loews’s judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of Loews and its subsidiaries, taken as a whole, or of Lorillard and its subsidiaries, taken as a whole; or

•	Loews’s Board of Directors determines to pursue an unsolicited alternative transaction that it deems to be in the best interests of stockholders and consistent with its fiduciary duties.

If any of the above events occur, Loews may:

•	terminate the Redemption; or

•	waive the unsatisfied condition and complete the Redemption.

Loews is not required to complete the Redemption unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion. Loews’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by Loews concerning the conditions described above will be final and binding upon all parties.

Redemption Agent

Mellon Investor Services LLC has been appointed as the Redemption Agent. Questions and requests for assistance and requests for additional copies of this Information Statement should be directed to the Redemption Agent at the phone numbers set forth on the cover of this Information Statement.

Transfer Taxes

Holders who surrender their shares of Carolina Group Stock in exchange for shares of Lorillard Common Stock will generally not be obligated to pay any transfer tax in connection with the Redemption, except in the circumstances described in the letter of transmittal.

U.S. Federal Income Tax Consequences

For a discussion of U.S. federal income tax consequences, please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page 95.

Listing and Trading of Lorillard Common Stock

There is currently no public market for Lorillard Common Stock. Lorillard has received approval to list its common stock on the NYSE under the symbol “LO.”

Lorillard cannot assure you as to the price at which its common stock will trade. The trading price of Lorillard Common Stock after the Redemption may be less than, equal to or greater than the trading price of Carolina Group Stock prior to the Redemption.

Shares of Lorillard Common Stock distributed in exchange for Carolina Group Stock on the Redemption Date will be freely transferable, except for shares received by persons or entities who are “affiliates” of Lorillard. Lorillard affiliates after the Redemption generally include individuals or entities that control, are controlled by, or are under common control with Lorillard. This may include some or all of Lorillard’s officers and directors. Persons who are Lorillard’s affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements thereof, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

DIVIDEND AND STOCK REPURCHASE POLICIES

Lorillard expects to adopt a policy after the Separation of paying regular quarterly cash dividends to its common stockholders of between 70% and 75% of net income.

Lorillard also expects to adopt a stock repurchase program following the Separation. The amount and timing of any repurchases under such a program have not yet been determined and may be influenced by several factors, including, but not limited to, the market price of Lorillard Common Stock, general market conditions, the availability of and costs associated with funding such repurchases, priorities of Lorillard’s newly constituted Board of Directors and other factors. Stock repurchases may be funded from internally generated funds, debt financing or a combination of these sources. See “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—Liquidity and Capital Resources.” No assurance can be given as to whether a stock repurchase program will be adopted or, if adopted, the timing or magnitude of any such stock repurchases.

Payment of cash dividends and stock repurchases by Lorillard will be at the discretion of Lorillard’s Board of Directors in accordance with applicable law after taking into account various factors, including, but not limited to, Lorillard’s financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, make stock repurchases, or as to the amount of any such dividends or stock repurchases if Lorillard’s Board of Directors determines to do so.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED MATTERS

There is not presently a public trading market for the shares of common stock of Lorillard. However, Lorillard has received approval to list its common stock on the NYSE under the symbol “LO.” Shares of Loews Common Stock are listed for trading on the NYSE under the symbol “LTR.” After the Separation, shares of Loews Common Stock will be traded on the NYSE under the symbol “L.” Shares of Carolina Group Stock commenced trading on the NYSE on February 1, 2002 under the symbol “CG.”

Historical Market Value of Loews Common Stock

The aggregate market value of Loews Common Stock is $23.4 billion based on the closing price of $44.10 per share of Loews Common Stock on May 8, 2008, as reported by the NYSE, and 529,720,760 shares of Loews Common Stock outstanding as of May 7, 2008. The following table describes the per share range of high and low sales prices for shares of Loews Common Stock for the quarterly periods indicated, as reported by the NYSE (as adjusted to reflect a 3-for-1 stock split on May 9, 2006). For the second quarter of 2008 through May 8, 2008, the high and low sales prices per share of Loews Common Stock were $45.09 and $39.89, respectively.

	2008		2007		2006		2005
	High	Low	High	Low	High	Low	High	Low
First Quarter	$51.33	$37.65	$46.32	$40.21	$34.38	$30.42	$24.87	$22.35
Second Quarter			53.46	45.47	36.89	32.84	26.76	22.98
Third Quarter			52.88	42.35	39.02	34.37	31.32	25.57
Fourth Quarter			51.10	44.18	42.18	37.40	32.90	29.17

Historical Market Value of Carolina Group Stock

The aggregate market value of Carolina Group Stock is $7.3 billion based on the closing price of $67.66 per share of Carolina Group Stock on May 8, 2008, as reported by the NYSE, and 108,478,429 shares of Carolina Group Stock outstanding on May 7, 2008. The following table describes the per share range of high and low sales prices for shares of Carolina Group Stock for the quarterly periods indicated, as reported by the NYSE. For the second quarter of 2008 through May 8, 2008 the high and low sales prices per share of Carolina Group Stock were $74.82 and $63.66, respectively.

	2008		2007		2006		2005
	High	Low	High	Low	High	Low	High	Low
First Quarter	$89.21	$70.24	$76.26	$64.00	$50.22	$43.83	$34.50	$28.47
Second Quarter			80.28	74.29	53.32	46.12	33.49	29.25
Third Quarter			82.25	70.25	61.32	50.87	40.29	33.10
Fourth Quarter			92.79	79.07	64.83	54.24	46.06	38.72

Holders

As of May 7, 2008, there were 1,546 holders of record of an aggregate of 529,720,760 shares of Loews Common Stock and 56 holders of record of an aggregate of 108,478,429 shares of Carolina Group Stock.

Dividends

In 2006 and 2007, Lorillard declared and paid aggregate dividends of $783 million and $1,170 million, respectively, to Loews, all of which was allocated by Loews in accordance with Loews’s certificate of incorporation. Lorillard paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively.

On May 8, 2008, Loews declared a regular quarterly dividend on shares of Carolina Group Stock in the amount of $0.455 per share payable on June 6, 2008 to stockholders of record as of May 23, 2008, and a regular quarterly dividend on shares of Loews Common Stock in the amount of $0.0625 per share, payable on June 6, 2008 to stockholders of record as of May 23, 2008.

CAPITALIZATION OF LORILLARD

The following tables set forth the cash and cash equivalents and the consolidated capitalization of Lorillard as of March 31, 2008. This table should be read in conjunction with “Summary—Summary Historical Financial Information of Lorillard,” “Selected Historical Financial Information of Lorillard,” “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations,” and the consolidated financial statements of Lorillard and the notes thereto included elsewhere in this Information Statement.

As of March 31, 2008
(in millions)

Cash and cash equivalents	$807
Marketable securities	800

Total cash and marketable securities	$1,607

Total debt	$—
Shareholder’s equity:
Capital stock	220
Earnings retained in the business	765
Accumulated other comprehensive income (loss)	(87)

Shareholder’s equity	898

Total capitalization	$898

SELECTED HISTORICAL FINANCIAL INFORMATION OF LORILLARD

The following table includes selected historical consolidated financial information of Lorillard as of the dates and for the periods indicated. The selected historical consolidated financial information as of and for the years ended December 31, 2003 through 2007 have been derived from Lorillard’s audited financial statements. Lorillard’s audited financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this Information Statement. The selected historical consolidated financial information as of and for the three months ended March 31, 2008 and for the three months ended March 31, 2007 have been derived from Lorillard’s unaudited consolidated interim financial statements, which are included elsewhere in this Information Statement. The interim information was prepared on a basis consistent with that used in preparing Lorillard’s audited consolidated financial statements. The selected historical consolidated results of operations for the years ended December 31, 2004 and 2003 and the historical consolidated balance sheet data at December 31, 2005, 2004 and 2003 have been derived from audited financial statements, which are not included in this Information Statement. You should read the following selected historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations” and Lorillard’s historical consolidated financial statements and related notes included elsewhere in this Information Statement. Pro forma financial information is not presented since the additional administrative expenses associated with Lorillard operating as an independent public company are not expected to be material to operating results.

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(In millions, except per share data)
Results of Operations:
Net sales (including excise taxes of $163, $162, $688, $699, $676, $658 and $652 for the respective periods)	$921	$913	$3,969	$3,755	$3,568	$3,348	$3,256
Cost of sales	555	544	2,307	2,160	2,114	1,966	1,893

Gross profit	366	369	1,662	1,595	1,454	1,382	1,363
Selling, general and administrative	100	82	388	354	370	381	460

Operating income	266	287	1,274	1,241	1,084	1,001	903
Other income (expense), net	9	32	109	103	67	38	30

Income before income taxes	275	319	1,383	1,344	1,151	1,039	933
Income taxes	101	117	485	518	445	397	351

Net income	$174	$202	$898	$826	$706	$642	$582

Number of shares outstanding	173.92	173.92	173.92	173.92	173.92	173.92	173.92
Earnings per share	$1.00	$1.16	$5.16	$4.75	$4.06	$3.69	$3.35
Dividends per share	$1.67	$1.35	$6.73	$4.50	$3.71	$3.30	$4.52

	March 31, 2008	December 31,
		2007	2006	2005	2004	2003
		(In millions)
Financial Position:
Current assets	$2,363	$2,103	$2,115	$2,069	$1,949	$1,932
Total assets	2,750	2,600	2,759	2,796	2,678	2,632
Current liabilities	1,460	1,188	1,151	1,240	1,166	1,175
Total liabilities	1,852	1,587	1,464	1,456	1,393	1,412
Shareholder’s equity	898	1,013	1,295	1,340	1,285	1,220

MANAGEMENT’S DISCUSSION AND ANALYSIS OF LORILLARD’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Lorillard’s historical consolidated financial statements, the notes related to those financial statements and the “Summary—Summary Historical Financial Information of Lorillard” and “Selected Historical Financial Information of Lorillard” included elsewhere in this Information Statement. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this Information Statement. Lorillard’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”).

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760 and is the oldest continuously operating tobacco company in the United States. Newport, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States based on gross units sold in the first three months of 2008 and in the full year 2007. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent, True, Maverick, Old Gold and Max brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In the United States and certain U.S. possessions and territories, Lorillard shipped 8.6 billion cigarettes in the first three months of 2008 and 36.6 billion cigarettes for full year 2007. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires Lorillard to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and the related notes. Actual results could differ from those estimates. The financial statements include Lorillard’s subsidiaries after the elimination of intercompany accounts and transactions.

The consolidated financial statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. Lorillard continually evaluates the accounting policies and estimates used to prepare the consolidated financial statements. In general, Lorillard’s estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that it believes are reasonable under the known facts and circumstances.

Lorillard considers the accounting policies discussed below to be critical to an understanding of its consolidated financial statements as their application places the most significant demands on management’s judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on Lorillard’s results of operations and equity.

Revenue Recognition

Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectibility is reasonably assured. Federal excise taxes are recognized on a gross basis and are reflected in sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Tobacco Settlement Costs

In 1998, Lorillard and certain other U.S. tobacco product manufacturers entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. Lorillard and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (which are referred to in this Information Statement as the Initial State Settlements, and together with the MSA, are referred to as the State Settlement Agreements). Lorillard’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments, with respect to the MSA, in the year preceding that in which the payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due. Lorillard records its portion of ongoing settlement payments as part of cost of sales as product is shipped.

Tobacco and Other Litigation

Lorillard and other cigarette manufacturers continue to be confronted with substantial litigation. Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, return of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal of the adverse verdicts against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the Scott case, as described in Note 9 to Lorillard’s Consolidated Audited Financial Statements beginning on page F-20 and Note 8 to Lorillard’s Consolidated Condensed Unaudited Financial Statements beginning on page F-37, Lorillard’s management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in Lorillard’s consolidated financial statements for any unfavorable outcome. It is possible that Lorillard’s results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

Defense costs associated with product liability claims are a significant component of Lorillard’s selling, general and administrative expenses. Defense costs may increase in future periods as a result of the proliferation of Engle Progeny Cases in recent months, as described below under “Legal Proceedings.” Numerous factors affect product liability defense costs in any given period. The principal factors are as follows:

•	the number and types of cases filed and appealed;

•	the number of cases tried and appealed;

•	the development of the law;

•	the application of new or different theories of liability by plaintiffs and their counsel; and

•	litigation strategy and tactics.

Please read the section entitled “Legal Proceedings” beginning on page 53 and in Note 9 to Lorillard’s Consolidated Audited Financial Statements beginning on page F-20 and Note 8 to Lorillard’s Consolidated Condensed Unaudited Financial Statements beginning on page F-37 for detailed information regarding tobacco litigation affecting Lorillard.

Pension and Postretirement Benefit Obligations

Lorillard is required to make a significant number of assumptions in order to estimate the liabilities and costs related to its pension and postretirement benefit obligations to employees under its benefit plans. The assumptions that have the most impact on pension costs are the discount rate, the expected return on plan assets and the rate of compensation increases. These assumptions are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies. Changes in these assumptions can have a material impact on pension obligations and pension expense.

In determining the discount rate assumption, Lorillard utilized current market information and liability information, including a discounted cash flow analysis of its pension and postretirement obligations. In particular, the basis for its discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of Lorillard’s plan liabilities. The Moody’s Aa Corporate Bond Index is consistently used as the basis for the change in discount rate from the last measurement date with this measure confirmed by the yield on other broad bond indices. In addition, in 2005, Lorillard supplemented its discount rate decision with a yield curve analysis. The yield curve was applied to expected future retirement plan payments to adjust the discount rate to reflect the cash flow characteristics of Lorillard’s benefit plans. The yield curve is a hypothetical double A yield curve represented by a series of annualized discount rates reflecting bond issues having a rating of Aa or better by Moody’s Investors Service, Inc. or a rating of AA or better by Standard & Poor’s.

Valuation of Investments and Impairment of Securities

Invested assets are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain invested assets and the level of uncertainty related to changes in the value of these assets, it is possible that changes in risks in the near term could have an adverse material impact on Lorillard’s results of operations or equity.

Income Taxes

Lorillard accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Lorillard establishes additional provisions for income taxes when, despite the belief that its tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. Lorillard evaluates and may adjust these accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with application of SFAS No. 109 by defining criteria that an individual tax position must meet before any part of the benefit of that position is recognized in the financial statements. Specifically, FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening earnings retained in the business. Lorillard adopted FIN 48 on January 1, 2007 and recognized a liability for unrecognized tax benefits of $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

Inventories

Inventories are valued at the lower of cost, determined on a last-in, first-out (“LIFO”) basis, or market. The inventory of leaf tobacco is classified as a current asset in accordance with generally recognized trade practice although, due to the duration of the aging processes, a significant portion of the tobacco on hand will not be sold or used within one year.

Business Environment

Participants in the U.S. tobacco industry, including Lorillard, face a number of issues that have adversely affected their results of operations and financial condition in the past and will continue to do so, including:

•

A substantial volume of litigation seeking compensatory and punitive damages ranging into the billions of dollars, as well as equitable and injunctive relief, arising out of allegations of cancer and other health effects resulting from the use of cigarettes, addiction to smoking or exposure to environmental tobacco smoke, including claims for economic damages relating to alleged misrepresentation concerning the use of descriptors such as “lights,” as well as other alleged damages.

•

Substantial annual payments continuing in perpetuity, and significant restrictions on marketing and advertising have been agreed to and are required under the terms of the State Settlement Agreements. The State Settlement Agreements impose a stream of future payment obligations on Lorillard and the other major U.S. cigarette manufacturers and place significant restrictions on their ability to market and sell cigarettes.

•

The continuing contraction of the domestic cigarette market, in which Lorillard currently conducts its only significant business. As a result of price increases, restrictions on advertising, promotions and smoking in public and private facilities, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, domestic cigarette shipments have decreased at a compound rate of approximately 2.4% from the twelve months ended March 31, 1999 through the twelve months ended March 31, 2008.

•

Increases in cigarette prices since 1998 have led to an increase in the volume of discount and, specifically, deep discount cigarettes. Cigarette price increases have been driven by increases in state and local excise taxes and by manufacturer price increases. Price increases have led, and continue to lead, to high levels of discounting and other promotional activities for premium brands. Deep discount brands have grown from an estimated share in 1998 of less than 1.5% to an estimated 12.7% for the three months ended March 31, 2008, and continue to be a significant competitive factor in the domestic market. Lorillard does not have sufficient empirical data to determine whether the increased price of cigarettes has deterred consumers from starting to smoke or encouraged them to quit smoking, but it is likely that increased prices and smoking restrictions may have had an adverse effect on consumption and may continue to do so.

•

Substantial federal, state and local excise taxes which are reflected in the retail price of cigarettes. For the three months ended March 31, 2008, the federal excise tax was $0.39 per pack and combined state and local excise taxes ranged from $0.07 to $3.66 per pack. For the three months ended March 31, 2008, excise tax increases of $1.00 per pack were implemented in two states. Increases in state excise taxes on cigarette sales were enacted in ten states during 2007 and ranged from $0.20 per pack to $1.00 per pack. In the first three months of 2008, excise tax increases of $1.00 per pack were implemented in two states. In addition, in April 2008, New York State increased its excise tax by $1.25 to $2.75 per pack effective June 3, 2008. One measure passed by Congress in September 2007 would have increased the federal excise tax on cigarettes by $0.61 per pack to finance health insurance for children. While this bill was vetoed by the President, it is possible that similar bills or other proposals containing a federal excise tax increase may be considered by Congress in the future. Lorillard believes that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including Lorillard, and an increased sales shift toward deep discount cigarettes rather than premium brands. In addition, Lorillard, other cigarette manufacturers and importers are required to pay an assessment under a federal law designed to fund payments to tobacco quota holders and growers.

•

Substantial and increasing regulation of the tobacco industry and governmental restrictions on smoking. Since 1994, 33 states and many local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit, restrict, or discourage smoking, including legislation, regulations or policies prohibiting or restricting smoking in public buildings and facilities, stores, restaurants and bars, on airline flights and in the workplace. Other similar laws and regulations are currently under consideration and may be enacted by state and local governments in the future. A bill was introduced in February 2007 in the U.S. Congress to grant the FDA authority to regulate tobacco products. The bill has been considered and approved by Congressional committees in both houses of Congress during 2007 and 2008. It is possible that the full Senate and House of Representatives will consider and approve the bill later in 2008. Lorillard believes that FDA regulations, if enacted, could among other things result in new restrictions on the manner in which cigarettes can be advertised and marketed, require larger and more severe health warnings on cigarette packaging, restrict the level of tar and nicotine contained in or yielded by cigarettes and may alter the way cigarette products are developed and manufactured. Lorillard also believes that any such proposals, if enacted, would provide Lorillard’s larger competitors with a competitive advantage.

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand’s price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste. Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. Lorillard also competes with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. Lorillard believes its ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RAI which limit the retail shelf space available to Lorillard’s brands. As a result, in some retail locations Lorillard is limited in competitively supporting its promotional programs, which may constrain sales.

The following table presents selected industry and market share data for Lorillard for the three months ended March 31, 2008 and the years ended December 31, 2007, 2006 and 2005:

Selected Industry and Market Share Data(1)

	Three Months Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005
	(Units in billions)
Total Lorillard domestic unit volume	8.4	35.8	36.1	35.2
Total industry domestic unit volume	80.4	357.2	376.0	381.7

Lorillard’s share of the domestic market	10.5%	10.0%	9.6%	9.2%
Lorillard’s premium segment as a percentage of its domestic volume	93.3	94.3	94.8	95.2
Lorillard’s share of the premium segment	13.3	13.0	12.7	12.3

Newport’s share of the domestic market	9.5	9.2	8.8	8.4
Newport’s share of the premium segment	13.0	12.6	12.2	11.9
Total menthol segment market share for the industry	28.4	27.9	27.4	26.7
Total discount segment market share for the industry	26.9	27.2	28.1	28.9
Newport’s share of the menthol segment	33.5	32.9	32.2	31.5
Newport’s share of Lorillard’s total volume(2)	91.1	91.8	91.8	91.6
Newport’s share of Lorillard’s net sales(2)	94.1	93.9	93.3	92.8

(1)	MSAI divides the cigarette market into two price segments, the premium price segment and the discount or reduced price segment. MSAI’s information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates derived by MSAI. Lorillard management believes that volume and market share information for deep discount manufacturers may be understated and, correspondingly, market share information for the larger manufacturers, including Lorillard, may be overstated by MSAI.
(2)	Source: Lorillard shipment reports.

Income Statement Captions

Net sales includes revenue from product sales, net of sales incentives, and is recognized at the time that ownership of the goods transfers to customers and collectibility is reasonably assured. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances, and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, and promotional product expenses. Promotional product expenses include the cost, including all applicable excise taxes, of the free portion of “buy some get some free” promotions.

Selling, general and administrative expenses includes sales force expenses, legal and other costs of litigating and administering product liability claims, administrative expenses, and advertising and marketing costs. Advertising and marketing costs include items such as direct mail, advertising, agency fees and point of sale materials.

Other income (expense), net primarily includes interest and dividend income, realized gains and losses on sales of investments, equity in the earnings of limited partnership investments and interest expense related to income taxes.

Result of Operations

Three Months ended March 31, 2008 Compared to the Three Months ended March 31, 2007

	Three Months Ended March 31,
	2008	2007
	(In millions)
Net sales (including excise taxes of $163 and $162)	$921	$913
Cost of sales	555	544

Gross profit	366	369
Selling, general and administrative	100	82

Operating income	266	287
Other income (expense), net	9	32

Income before income taxes	275	319
Income taxes	101	117

Net income	$174	$202

Net sales. Net sales increased by $8 million, or 0.9%, from $913 million for the three months ended March 31, 2007 to $921 million for the three months ended March 31, 2008. Net sales increased $11 million due to higher average unit prices reflecting a price increase in September 2007 and the impact of decreased free product promotions, partially offset by $3 million due to higher sales incentives. Federal excise taxes are included in net sales and have remained constant at $19.50 per thousand units, or $0.39 per pack of 20 cigarettes, since January 1, 2002.

Lorillard’s total unit volume decreased 0.2% and domestic unit volume increased 0.3%, during the three months ended March 31, 2008 compared to the corresponding period of 2007. Unit volume figures in this section are provided on a gross basis. Total and domestic Newport unit volume decreased 1.6% and 1.1%, respectively, during the three months ended March 31, 2008 compared to the corresponding period of 2007. Industry-wide domestic unit volume decreased 3.3% during the three months ended March 31, 2008 compared to the corresponding period of 2007. Industry shipments of premium brands comprised 73.1% of industry-wide domestic unit volume during the three months ended March 31, 2008 and the corresponding period of 2007.

Cost of sales. Cost of sales increased by $11 million, or 2.0%, from $544 million for the three months ended March 31, 2007 to $555 million for the three months ended March 31, 2008. The increase in cost of sales is primarily attributed to higher expenses related to the State Settlement Agreements. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $257 million and $249 million ($162 million and $158 million after taxes) for the three months ended March 31, 2008 and 2007, respectively, an increase of $8 million. The $8 million pretax increase is due to the impact of the inflation adjustment ($9 million) partially offset by lower other adjustments ($1 million) under the State Settlement Agreements. Promotional product expenses decreased but were more than offset by increases of approximately $4 million in manufacturing costs, depreciation, research and development, property taxes and higher returned goods.

Selling, general and administrative. Selling, general and administrative expenses increased $18 million, or 22.0%, from $82 million for the three months ended March 31, 2007 to $100 million for the three months ended March 31, 2008. The increase includes costs related to the Separation of $10 million for a management bonus and $3 million for financial and legal fees associated with the transaction. In addition, Lorillard’s outside legal fees and other external product liability defense costs were $15 million and $9 million, for the three months ended March 31, 2008 and 2007, respectively. The $6 million increase is primarily due to increased legal fees related to Engle Progeny case filings and legal fees related to a claim by Lorillard that it is entitled to reduce its MSA payments based on a loss of market share to nonparticipating manufacturers.

Other income (expense), net. Other income (expense), net decreased $23 million, or 71.9%, from $32 million for the three months ended March 31, 2007 to $9 million for the three months ended March 31, 2008. Other income (expense), net includes $11 million from equity in the earnings of limited partnership investments for the three months ended March 31, 2007. Investments in limited partnerships were substantially reduced during the three months ended March 31, 2008. The remaining decrease in other income (expense), net reflects lower interest rates and a lower average invested asset balance for the three months ended March 31, 2008 compared to 2007.

Income taxes. Income taxes decreased by $16 million, or 13.7%, from $117 million for the three months ended March 31, 2007 to $101 million for the three months ended March 31, 2008. The change reflects the decrease in income before income taxes of $44 million in 2008, or 13.8%.

Year ended December 31, 2007 Compared to the Year ended December 31, 2006

	Year Ended December 31,
	2007	2006
	(In millions)
Net sales (including excise taxes of $688 and $699)	$3,969	$3,755
Cost of sales	2,307	2,160

Gross profit	1,662	1,595
Selling, general and administrative	388	354

Operating income	1,274	1,241
Other income (expense), net	109	103

Income before income taxes	1,383	1,344
Income taxes	485	518

Net income	$898	$826

Net sales. Net sales increased by $214 million, or 5.7%, from $3,755 million in 2006 to $3,969 million in 2007. Net sales increased $155 million due to higher average unit prices reflecting price increases in December 2006 and September 2007 and $136 million due to lower sales incentives, partially offset by a decrease of $77 million due to a reduction in unit sales volume. Federal excise taxes are included in net sales and have remained constant at $19.50 per thousand units, or $0.39 per pack of 20 cigarettes, since January 1, 2002.

Lorillard’s total unit volume and domestic unit volume each decreased 0.8% during 2007 compared to 2006. Unit volume amounts in this section are provided on a gross basis. Total and domestic Newport unit volume each decreased 0.8% in 2007 compared to 2006. Industry-wide domestic unit volume decreased 5.0% during 2007 compared to 2006. Industry shipments of premium brands comprised 72.8% of industry-wide domestic unit volume during 2007 compared to 71.9% during 2006.

Cost of sales. Cost of sales increased by $147 million, or 6.8%, from $2,160 million in 2006 to $2,307 million in 2007. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $1,048 million and $911 million ($680 million and $560 million after taxes) for the years ended December 31, 2007 and 2006, respectively. The $137 million pretax increase is due to an increase in the base payment ($102 million) effective January 1, 2007, the impact of the inflation adjustment ($38 million) and other adjustments ($7 million), partially offset by lower gross unit sales ($10 million). The remaining increase in cost of sales is primarily attributable to a $26 million increase in promotional product expenses, offset by a decrease of $5 million in pension expense. Federal excise taxes for 2007 decreased by $11 million compared to the prior year, due to decreased unit sales volume.

Selling, general and administrative. Selling, general and administrative expenses increased $34 million, or 9.6%, from $354 million in 2006 to $388 million in 2007. The increase was primarily due to a charge of $66 million related to litigation. Partially offsetting the increase was the absence of $20 million of costs related to a 2006 restructuring of the sales and market research departments, $14 million of lower expenses in 2007 related to the sales and market research department restructuring and $5 million of lower marketing and advertising expenses. In addition, Lorillard’s outside legal fees and other external product liability defense costs decreased by $2 million from $57 million in 2006 to $55 million in 2007.

Other income (expense), net. Other income (expense), net increased by $6 million, or 5.8%, from $103 million in 2006 to $109 million in 2007. Other income (expense), net includes $34 million from equity in the earnings of limited partnership investments in 2007 compared to $26 million in 2006, partially offset by a lower level of invested cash and lower interest rates.

Income taxes. Income taxes decreased by $33 million, or 6.4%, from $518 million in 2006 to $485 million in 2007. The change reflects a decrease in the effective tax rate from 38.5% in 2006 to 35.1% in 2007 due to the statutory increase in the tax benefit related to the manufacturer’s deduction and resolution of certain state tax uncertainties, partially offset by the increase in income before income taxes of $39 million in 2007 or 2.9%.

Year ended December 31, 2006 Compared to the Year ended December 31, 2005

	Year Ended December 31,
	2006	2005
	(In millions)
Net sales (including excise taxes of $699 and $676)	$3,755	$3,568
Cost of sales	2,160	2,114

Gross profit	1,595	1,454
Selling, general and administrative	354	370

Operating income	1,241	1,084
Other income (expense), net	103	67

Income before income taxes	1,344	1,151
Income taxes	518	445

Net income	$826	$706

Net sales. Net sales increased by $187 million, or 5.2%, from $3,568 million in 2005 to $3,755 million in 2006. Net sales increased $144 million due to increased unit sales volume, and $43 million due to higher effective unit prices reflecting lower sales incentives. Effective December 15, 2006, Lorillard increased the list price of Newport cigarettes by $5.00 per thousand cigarettes ($0.10 per pack of 20 cigarettes) and its Kent, True, Max and Satin brands by $3.75 per thousand cigarettes ($0.075 per pack of 20 cigarettes).

Lorillard’s total unit volume increased 2.6% during 2006 compared to 2005. Lorillard’s domestic unit volume increased 2.7% in 2006 compared to 2005. Total and domestic Newport unit volume increased 2.9% in 2006 compared to 2005. Lorillard’s favorable comparison was the result of increased unit volumes throughout 2006 and further benefited from the effects of increased wholesale purchases during the fourth quarter of 2006 in anticipation of an industry price increase. Industry-wide domestic unit volume decreased 1.5% during 2006 compared to 2005. Industry shipments of premium brands comprised 71.9% of the industry-wide domestic unit volume in 2006 compared to 71.1% in 2005.

Cost of sales. Cost of sales increased by $46 million, or 2.2%, from $2,114 million in 2005 to $2,160 million in 2006. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $911 million and $876 million ($560 million and $538 million after taxes) for 2006 and 2005, respectively, an increase of $35 million. The $35 million pretax increase in tobacco settlement costs is due to the impact of the inflation adjustment ($24 million) and charges for higher gross unit sales ($23 million), partially offset by other adjustments ($12 million) under the State Settlement Agreements. Federal excise taxes for 2006 increased by $23 million compared to the prior year, due to increased unit sales volume. These increases were partially offset by an $8 million reduction in promotional product expenses included in cost of sales and lower pretax charges of $13 million due to a federal assessment relating to the repeal of the federal supply management program for tobacco growers. The remaining increase relates to higher manufacturing costs due to increased unit sales volume.

Selling, general and administrative. Selling, general and administrative expenses decreased $16 million, or 4.3%, from $370 million in 2005 to $354 million in 2006. The decrease was primarily due to legal fees and other external product liability defense costs which decreased $26 million, from $83 million in 2005 to $57 million in 2006. The decrease in legal costs was partially offset by restructuring costs. In April 2006, Lorillard commenced a restructuring of its sales and market research departments and offered an early retirement program to eligible employees. As a result, Lorillard recorded restructuring costs of $20 million primarily for early retirement and curtailment charges on pension and other postretirement benefit plans. The remaining decrease resulted from decreased expenses due to the effects of headcount reduction and reduced general administrative costs.

Other income (expense), net. Other income (expense), net increased by $36 million, or 53.7%, from $67 million in 2005 to $103 million in 2006. The increase was primarily due to an increased level of invested assets and higher interest rates, partially offset by interest income of $6 million relating to a refund of income taxes paid in prior years and received during 2005. Other income includes $26 million from equity in the earnings of limited partnership investments in 2006 compared to $16 million in 2005.

Income taxes. Income taxes increased by $73 million, or 16.4%, from $445 million in 2005 to $518 million in 2006. The change reflects the increase in income before income taxes of $193 million from 2005, or 16.8%, partially offset by a decrease in the effective tax rate from 38.6% in 2005 to 38.5% in 2006, or $2 million.

Liquidity and Capital Resources

Lorillard’s cash and cash equivalents, and investments, net of receivables and payables, totaled $1,692 million and $1,489 million at March 31, 2008 and December 31, 2007, respectively. At March 31, 2008, 96.0% of Lorillard’s cash and investments were invested in short-term securities.

Cash Flows

Cash flow from operating activities. The principal source of liquidity for Lorillard’s business and operating needs is internally generated funds from its operations. Lorillard generated net cash flow from operations of $499 million for the three months ended March 31, 2008 compared to a cash outflow of $94 million for the three months ended March 31, 2007. The increased cash flow in 2008 reflects timing differences related to cash payments of estimated taxes and the payment of invoices under the State Settlement Agreements based on sales made in 2007, partially offset by lower net income.

Lorillard generated net cash flow from operations of $882 million for 2007 compared to $778 million for 2006. The increased cash flow in 2007 reflects higher net income, the payment of invoices under the MSA based on sales made in the current year but invoiced mostly in the following year, and timing differences related to cash payments of estimated taxes. Net cash flow from operations was $778 million for 2006, compared to $820 million for 2005. The decrease in cash flow is primarily due to timing differences related to cash payments of estimated taxes. Cash balances fluctuate during the year, building up until March or April due to the timing of payments under the State Settlement Agreements.

Cash flow from investing activities. Lorillard’s cash flow from investing activities was a use of cash of $611 million for the three months ended March 31, 2008 compared to $282 million used for the three months ended March 31, 2007. The increase in cash flow used in investing activities in 2008 is primarily due to the change in invested cash balances as a result of timing differences for the cash payments discussed above.

Investments in marketable securities decreased from $995 million at December 31, 2004 to $0 at December 31, 2005. At December 31, 2006 the investment in marketable securities increased to $399 million and decreased to $0 at December 31, 2007. As a result, for the years ended December 31, 2007, 2006 and 2005 cash flows from investing activities provided cash of $367 million, used cash of $415 million and provided cash of $974 million, respectively. The changes in cash flow from investing activities arise from Lorillard’s decision to reposition its invested assets from fixed maturities classified as investments available for sale to short term instruments classified as cash equivalents.

During the first three months of 2008, capital expenditures were $7 million compared to $14 million for the corresponding period of 2007. Capital expenditures were $51 million, $30 million and $31 million for 2007, 2006 and 2005, respectively. The expenditures were primarily for the modernization of manufacturing equipment. Lorillard’s capital expenditures for 2008 are forecast to be between $40 million and $50 million.

Cash flow from financing activities. Lorillard’s cash flow from operations has exceeded its working capital and capital expenditure requirements in each of the years ended December 31, 2007, 2006 and 2005 and during the first three months of 2008. Lorillard has paid dividends to Loews of $1,170 million, $783 million and $646 million for the years ended December 31, 2007, 2006 and 2005, respectively. Lorillard paid cash dividends to Loews of $291 million and $200 million on January 24, 2008 and April 28, 2008, respectively.

Liquidity

Lorillard believes that cash flow from operating activities will be sufficient for the foreseeable future to enable it to meet its obligations under the State Settlement Agreements and to fund its working capital and capital expenditure requirements. Lorillard cannot predict its cash requirements related to any future settlements or judgments, including cash required to bond any appeals, if necessary, and can make no assurance that it will be able to meet all of those requirements.

Other than commercial obligations incurred in the ordinary course of business, Lorillard will have no indebtedness for borrowed money at the time of the Separation. Lorillard believes that it would be appropriate for a company of its size and financial characteristics to have a prudent level of debt as a component of its capital structure in order to reduce its total cost of capital and improve total stockholder returns. Accordingly, Lorillard expects that following completion of the Separation it will seek to raise between $750 million and $1.0 billion of debt financing, although the structure, timing and amount of such indebtedness cannot yet be determined and will depend on a number of factors, including, but not limited to, the credit and interest rate environment prevailing at such time, Lorillard’s cash requirements, the priorities of Lorillard’s newly appointed Board of Directors and other business, financial and tax considerations. The proceeds of any such debt financing may be used to fund stock repurchases, acquisitions, dividends or for other general corporate purposes. Lorillard presently has no commitments or agreements with or from any third party regarding any debt financing transaction and no assurance can be given that Lorillard will ultimately pursue any debt financing or, if pursued, that Lorillard will be able to obtain debt financing at the anticipated levels or on attractive terms.

State Settlement Agreements

The State Settlement Agreements require Lorillard and the other Original Participating Manufacturers (Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company) to make aggregate annual payments of $9.4 billion, subject to adjustment for several factors described below. In addition, the Original Participating Manufacturers are required to pay plaintiffs’ attorneys’ fees, subject to an aggregate annual cap of $500 million, as well as an additional aggregate amount of up to $125 million in each year through 2008. These payment obligations are several and not joint obligations of each of the Original Participating Manufacturers. Lorillard’s obligations under the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years.

Both the aggregate payment obligations of the Original Participating Manufacturers, and the payment obligations of Lorillard, individually, under the State Settlement Agreements are subject to adjustment for several factors which include:

•	inflation;

•	aggregate volume of Original Participating Manufacturers cigarette shipments;

•	other Original Participating Manufacturers and Lorillard market share; and

•	aggregate Original Participating Manufacturers operating income, allocated to such manufacturers that have operating income increases.

The inflation adjustment increases payments on a compounded annual basis by the greater of 3.0% or the actual total percentage change in the consumer price index for the preceding year. The inflation adjustment is measured starting with inflation for 1999. The volume adjustment increases or decreases payments based on the increase or decrease in the total number of cigarettes shipped in or to the 50 U.S. states, the District of Columbia and Puerto Rico by the Original Participating Manufacturers during the preceding year compared to the 1997 base year shipments. If volume has increased, the volume adjustment would increase the annual payment by the same percentage as the number of cigarettes shipped exceeds the 1997 base number. If volume has decreased, the volume adjustment would decrease the annual payment by 98.0% of the percentage reduction in volume. In addition, downward adjustments to the annual payments for changes in volume may, subject to specified conditions and exceptions, be reduced in the event of an increase in the Original Participating Manufacturers aggregate operating income from domestic sales of cigarettes over base year levels established in the State Settlement Agreements, adjusted for inflation. Any adjustments resulting from increases in operating income would be allocated among those Original Participating Manufacturers who have had increases.

In April 2008, Lorillard paid $793 million under the State Settlement Agreements. In addition, in April 2008, Lorillard deposited $72 million, in an interest-bearing escrow account in accordance with procedures established in the MSA pending resolution of a claim by Lorillard and the other Original Participating Manufacturers that they are entitled to reduce their MSA payments based on a loss of market share to non-participating manufacturers. Most of the states that are parties to the MSA are disputing the availability of the reduction and Lorillard believes that this dispute will ultimately be resolved by judicial and arbitration proceedings. Lorillard’s $72 million reduction is based upon the Original Participating Manufacturers collective loss of market share in 2005. In April of 2007 and 2006, Lorillard had previously deposited $111 million and $109 million, respectively, in the same escrow account discussed above, which was based on a loss of market share in 2004 and 2003 to non-participating manufacturers. Lorillard and other Original Participating Manufacturers have the right to claim additional reductions of MSA payments in subsequent years under provisions of the MSA. Lorillard anticipates the amount payable in 2008 will be approximately $1.05 billion to $1.10 billion, primarily based on 2007 estimated industry volume.

Contractual Cash Payment Obligations

The following chart presents the contractual cash payment obligations of Lorillard as of December 31, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in millions)
Contractual obligations	$292	$184	$84	$24	$—
Operating lease obligations	3	2	1	—	—
Purchase obligations	38	38	—	—	—

Total	$333	$224	$85	$24	$—

In addition, as previously discussed, Lorillard has entered into the State Settlement Agreements which impose a stream of future payment obligations on Lorillard and the other major U.S. cigarette manufacturers. Lorillard’s portion of ongoing adjusted settlement payments, including fees to settling plaintiffs’ attorneys, are based on a number of factors which are described above. Lorillard’s cash payment under the State Settlement Agreements in 2007 amounted to $945 million and Lorillard estimates its cash payments in 2008 under the State Settlement Agreements will be between $1.05 billion and $1.10 billion, primarily based on 2007 estimated industry volume. Payment obligations are not incurred until the related sales occur and therefore are not reflected in the above table. Please see the discussion of the calculation of the Original Participating Manufacturers base payment obligations under the State Settlement Agreements under “—State Settlement Agreements” on page 39.

Market Risk

Lorillard invests in financial instruments that involve market risk. Lorillard’s measure of market risk exposure represents an estimate of the change in fair value of its financial instruments. Market risk exposure is presented below for each class of financial instrument held by Lorillard at March 31, 2008 and December 31, 2007, assuming immediate adverse market movements of the magnitude described below. Lorillard believes that the rate of adverse market movement represents a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since Lorillard’s investment portfolio is subject to change based on its portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur. The market risk exposure represents the potential loss in carrying value and pretax impact to future earnings caused by the hypothetical change in price.

Exposure to market risk is managed and monitored by senior management. Senior management approves Lorillard’s overall investment strategy and has the responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk.

Interest rate risk. Lorillard’s fixed income investments, which are included in cash and cash equivalents and marketable securities, are exposed to fluctuations in interest rates. Changes in interest rates have historically had a minimal impact on this portfolio.

Equity price risk. From time to time, Lorillard has exposure to equity price risk as a result of its investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from such securities or indexes. Equity price risk was measured assuming an instantaneous 25% decrease in the underlying reference price or index from its level at March 31, 2008 and December 31, 2007, with all other variables held constant. The fair value and related market risk exposure of Lorillard’s investment in equity based instruments was $49 million and $12 million at December 31, 2007. At March 31, 2008, Lorillard had provided notice of liquidation for its investments in limited partnerships, which resulted in no exposure to equity price risk as of such date.

BUSINESS OF LORILLARD

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760 and is the oldest continuously operating tobacco company in the United States. Newport, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States based on gross units sold in the first three months of 2008 and the full year 2007. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent, True, Maverick, Old Gold and Max brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In the United States and certain U.S. possessions and territories, Lorillard shipped 8.6 billion cigarettes in the first three months of 2008 and 36.6 billion cigarettes for full year 2007. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Lorillard produces cigarettes for both the premium and discount segments of the domestic cigarette market. Lorillard does not currently compete in a subcategory of the discount segment that it identifies as the deep discount segment. Premium brands are well known, established brands marketed at higher retail prices. Discount brands are generally less well recognized brands marketed at lower retail prices. Lorillard defines the deep discount subcategory to include brands sold at the lowest retail prices. Deep discount cigarettes are typically manufactured by smaller companies, many of which, relative to Lorillard and other major U.S. manufacturers, have no, or significantly lower, payment obligations under the State Settlement Agreements.

Lorillard’s Competitive Strengths

Lorillard believes that the following strengths differentiate it from its competitors and contribute to its success:

Newport is the #1 menthol and #2 overall brand of cigarette in the U.S. As the leading menthol flavored cigarette brand and the number two cigarette brand overall in the United States based on gross units sold in the first three months of 2008 and in the full year 2007, the Newport brand enjoys strong consumer recognition. Introduced in 1957, Newport has a more than 50-year history and is the largest selling U.S. menthol cigarette brand based on gross units sold in the first three months of 2008 and the full year 2007. Lorillard introduced the “Newport pleasure” marketing theme in 1972 and has consistently reinforced this theme in its marketing and promotion of Newport for more than 35 years, although it has been required to restrict the media by which it communicates its “Newport pleasure” marketing message as a result of governmental regulation, settlement agreements entered by Lorillard and other cigarette manufacturers with each of the fifty United States and other agreements. Lorillard believes that this consistent marketing focus enhances the value of the Newport brand. Lorillard shipped approximately 7.8 billion Newport cigarettes in the first three months of 2008 and more than 33.6 billion Newport cigarettes for full year 2007. Newport’s domestic shipments represented 33.5% of all menthol cigarettes sold in the United States in the first three months of 2008 and 32.9% for full year 2007. Following is a chart that reflects the number of Newport cigarettes shipped (in billions) by Lorillard from 2003 through the first three months of 2008:

Newport Cigarettes Shipped (in billions)

Three Months Ended March 31, 2008	Year Ended December 31,
	2007	2006	2005	2004	2003
7.8	33.6	33.9	33.0	32.2	31.7

Source: Lorillard shipment reports.

Strength in the menthol cigarette segment. Lorillard’s Newport brand is the best selling menthol brand based on gross units sold in the first three months of 2008 and the full year 2007. Lorillard has developed a unique menthol taste for Newport cigarettes, which it believes accounts for Newport’s success among adult smokers. As a result of its strong brand position and differentiated products, Lorillard believes that Newport is well positioned in this growing category of the domestic cigarette market. The menthol segment’s share of total cigarettes shipped in the domestic market increased from 26.4% in 2003 to 28.4% in the first three months of 2008, as reflected in the following table:

Menthol Share of Total Cigarettes Shipped in the Domestic Market

Three Months Ended March 31, 2008	Year Ended December 31,
	2007	2006	2005	2004	2003
28.4%	27.9%	27.4%	26.7%	26.4%	26.4%

Newport’s share of menthol cigarettes shipped in the domestic market has increased in each period, as reflected in the following table:

Newport’s Share of Menthol Cigarettes Shipped in the Domestic Market

Three Months Ended March 31, 2008	Year Ended December 31,
	2007	2006	2005	2004	2003
33.5%	32.9%	32.2%	31.5%	30.1%	29.2%

Focus on the premium segment. Lorillard focuses its marketing efforts on the relatively more profitable premium segment of the domestic cigarette industry. The premium segment consists of a category of well known, established cigarette brands marketed at higher retail prices than other cigarette brands. Approximately 93.3% of the cigarettes shipped by Lorillard for the three months ended March 31, 2008 were in the premium segment. Lorillard’s share of the premium segment of the domestic cigarette market increased in each period from 11.9% in 2003 to 13.3% in the first three months of 2008, primarily driven by the growth of the Newport brand, as reflected in the following table:

Market Share in Premium Segment of the Domestic Cigarette Market

	Three Months Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Lorillard	13.3%	13.0%	12.7%	12.3%	12.0%	11.9%
Philip Morris	62.8%	62.2%	62.4%	62.6%	62.3%	61.9%
RAI	22.5%	23.5%	23.6%	23.9%	24.6%	24.9%

Most profitable operating model of any major U.S. cigarette company. For each of the past five years, Lorillard has had the most profitable operating model among major U.S. cigarette companies, as measured by operating income per 1,000 units shipped in the United States. In 2007, Lorillard’s adjusted operating income per 1,000 units shipped was $36.58, which Lorillard believes is the highest among major U.S. cigarette manufacturers, based on publicly filed SEC documents. During the past five years, Lorillard has increased its adjusted operating income per 1,000 units shipped from $27.21 in 2003 to $36.58 in 2007.

Adjusted operating income per 1,000 units shipped includes adjustments to operating income for the items described below. Lorillard’s management believes that adjusted operating income per 1,000 units shipped is a non-GAAP financial measure that is commonly used in the cigarette industry and is useful in measuring Lorillard’s performance. A reconciliation of Lorillard’s adjusted operating income to operating income for 2003 and 2007 is as follows:

	Year Ended December 31,
	2007	2003
Operating income	$1,274	$903
Pretax charge for litigation (1)	66	—
Litigation settlement with tobacco growers	—	28
Resolution of indemnification and trademark matters regarding the 1977 sale of Lorillard’s international business	—	28

Adjusted operating income	$1,340	$959

(1)	Please read the section entitled “Legal Proceedings—The Scott Case” beginning on page 56 for further information.

As a result of its profitable operating model, Lorillard has consistently been able to generate strong earnings. Lorillard’s net income was $898 million, $826 million, $706 million, $642 million and $582 million for 2007, 2006, 2005, 2004 and 2003, respectively.

Experienced and long-standing management team. Lorillard’s executive management team has extensive experience in the tobacco industry, and many of its senior executives have spent the majority of their professional careers with Lorillard. The team has been responsible for overseeing Lorillard’s consistent growth in revenue and net income. Martin L. Orlowsky, the Chairman, President and Chief Executive Officer, has been with Lorillard for more than 17 years and has over thirty years of experience in consumer product marketing. Ronald S. Milstein, Senior Vice President, Legal and External Affairs, General Counsel and Secretary, has been with Lorillard for more than 11 years and has over 20 years experience in the tobacco industry. Randy B. Spell, Executive Vice President, Marketing and Sales, has been with Lorillard for over 30 years at all levels of Lorillard’s sales organization. Thomas R. Staab, Senior Vice President, Finance, Chief Accounting Officer and Treasurer, has been with Lorillard for more than nine years and has over thirty years experience in finance and accounting. In addition, Lorillard recently added David H. Taylor, Executive Vice President, Finance and Planning and Chief Financial Officer, to the senior management team to oversee various financial and support functions at Lorillard. Mr. Taylor has extensive experience in public company finance and administration. Lorillard has a talented management team comprised of eight other senior members of management who have an average of more than 23 years of tobacco industry experience and 18 years with Lorillard.

Lorillard’s Business and Growth Strategies

Lorillard’s primary long-term business objectives are to increase Newport’s market share in the United States and to increase overall earnings. Lorillard’s key strategies to achieve these objectives are:

Seek to increase Newport’s share of the menthol cigarette market. Lorillard believes that the Newport brand is its most valuable asset and Lorillard intends to continue to build the Newport brand and seek to expand its share of the domestic menthol cigarette market. While industry-wide domestic cigarette shipments decreased at a compound annual rate of approximately 2.5% from 1998 through 2007, Newport’s unit volume increased despite the industry trend, resulting in an increase in its market share during such period. Lorillard seeks to increase its units sold, or limit declines in its units sold to a rate below the general decline in the market, thereby increasing its market share of total domestic cigarette shipments in the future. Lorillard’s marketing and promotional initiatives are designed to maintain existing customers and responsibly increase Newport’s brand recognition and acceptance among adult smokers of competitive brands in the domestic market, which it believes represents an opportunity for profitable growth.

Introduce new products and line extensions of existing products. Lorillard has an experienced research and development and marketing team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. In addition, as part of its new product growth initiatives, in 2006 Lorillard entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in Ohio in January 2008. If successful, Lorillard’s current test marketing of Triumph Snus will permit it to position Triumph Snus for broader testing or expanded distribution. The joint venture may offer Lorillard the opportunity to use its existing marketing and sales expertise to participate in this growing category of tobacco products with limited capital investment.

Selectively pursue acquisitions on an opportunistic basis. Over the past several years, Lorillard has expanded primarily through the organic growth of its Newport business. Lorillard intends to continue to pursue organic growth, while also considering acquisitions and joint ventures with other participants in the tobacco industry. Lorillard will evaluate potential acquisitions and other business development opportunities using a disciplined approach, pursuing only those opportunities that it believes will enhance long-term stockholder value. Lorillard is not currently in discussions with any third party regarding a potential acquisition.

Advertising and Sales Promotion

Newport is the only Lorillard brand that receives advertising and promotion support. The predominant form of promotion in the industry and for Lorillard consists of retail price reduction programs, such as discounting or lowering the price of a pack or carton of cigarettes in the retail store, and free pack with purchase promotions. These programs are developed, implemented and executed by Lorillard’s sales force through agreements with retail chain accounts and independent retailers.

Lorillard directs its retail programs in markets and stores reflecting unique potential for increased menthol sales. Lorillard’s direct buying wholesale customers provide it with information as to the quantities of cigarettes shipped to their retail accounts on a weekly basis. This data covers about 99% of Lorillard’s and major competitors’ wholesale units shipped and enables Lorillard to analyze, plan and execute retail promotion programs in markets and stores that optimize the most efficient and effective return on it promotional investments.

Lorillard employs other promotion methods to communicate with its adult consumers as well as with adult smokers of competitive products. These promotional programs include the use of direct marketing communications, retail coupons, relationship marketing and promotional materials intended to be displayed at retail. Relationship marketing entails the use of various communication techniques to directly reach consumers in order to establish a relationship with them for the purpose of advertising and promoting a product or products. Lorillard uses its proprietary database of smokers of Lorillard brands and smokers of its competitors’ brands to reach consumers with targeted communications about a given brand through age-restricted direct mail and internet programs. Lorillard regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs in an effort to maintain its competitive position. Accordingly, sales promotion costs in any particular fiscal period are not necessarily indicative of costs that may be realized in subsequent periods.

Advertising plays a relatively lesser role in Lorillard’s overall marketing strategy. Lorillard advertises Newport in a limited number of magazines that meet certain requirements regarding the age and composition of their readership.

Advertising of tobacco products through television and radio has been prohibited since 1971. Under the State Settlement Agreements, the participating cigarette manufacturers agreed to severe restrictions on their advertising and promotion activities including, among other things:

•	prohibiting the targeting of youth in the advertising, promotion or marketing of tobacco products;

•	banning the use of cartoon characters in all tobacco advertising and promotion;

•

limiting each tobacco manufacturer to one event sponsorship during any twelve-month period, which may not include major team sports or events in which the intended audience includes a significant percentage of youth;

•	banning all outdoor advertising of tobacco products with the exception of small signs at retail establishments that sell tobacco products;

•	banning tobacco manufacturers from offering or selling apparel and other merchandise that bears a tobacco brand name, subject to specified exceptions;

•	prohibiting the distribution of free samples of tobacco products except within adult-only facilities;

•	prohibiting payments for tobacco product placement in various media; and

•	banning gift offers based on the purchase of tobacco products without sufficient proof that the intended gift recipient is an adult.

Many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising. There may be additional local, state and federal legislative and regulatory initiatives relating to the advertising and promotion of cigarettes in the future. Lorillard cannot predict the impact of such initiatives on its marketing and sales efforts.

Lorillard funds a Youth Smoking Prevention Program, which is designed to discourage youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. Lorillard is also a founding and principal member of the Coalition for Responsible Tobacco Retailing which through its “We Card” program trains retailers in how to prevent the purchase of cigarettes by underage persons. In addition, Lorillard has adopted guidelines established by the National Association of Attorneys General to restrict advertising in magazines with large readership among people under the age of 18.

Customers and Distribution

Lorillard’s field sales personnel are based throughout the United States, and Lorillard maintains field sales offices in major cities throughout the United States. The sales department is divided into regions based on geography and sales territories. Lorillard sells its products primarily to wholesale distributors, who in turn service retail outlets, chain store organizations, and government agencies, including the U.S. Armed Forces. Upon completion of the manufacturing process, Lorillard ships cigarettes to public distribution warehouse facilities for rapid order fulfillment to wholesalers and other direct buying customers. Lorillard retains a portion of its manufactured cigarettes at its Greensboro central distribution center and Greensboro cold-storage facility for future finished goods replenishment.

As of December 31, 2007, Lorillard had approximately 600 direct buying customers servicing more than 400,000 retail accounts. Lorillard does not sell cigarettes directly to consumers. During 2007, 2006 and 2005, sales made by Lorillard to the McLane Company, Inc. comprised 24%, 23% and 21%, respectively, of Lorillard’s revenues. No other customer accounted for more than 10% of 2007, 2006 or 2005 sales. Lorillard does not have any written sales agreements with its customers, including the McLane Company, Inc. Lorillard does not have any backlog orders.

Most of Lorillard’s customers buy cigarettes on a next-day-delivery basis. Customer orders are shipped from public distribution warehouses via third party carriers. Lorillard does not ship products directly to retail stores. Approximately 90% of Lorillard’s customers purchase cigarettes using electronic funds transfer, which provides immediate payment to Lorillard.

Raw Materials and Manufacturing

In its production of cigarettes, Lorillard uses domestic and foreign grown burley and flue-cured leaf tobaccos, as well as aromatic tobaccos grown primarily in Turkey and other Near Eastern countries. Lorillard believes that there is an adequate supply of tobacco leaf of the type and quality it requires at competitive prices from a combination of global sources, and that it is not dependent on any one geographic region or country for its requirements. An affiliate of RAI manufactures all of Lorillard’s reconstituted tobacco pursuant to Lorillard’s specifications, as set forth in the agreement between the parties.

Lorillard purchases more than 90% of its domestic leaf tobacco from Alliance One International, Inc., which contracts with domestic tobacco leaf growers. Lorillard directs Alliance One in the purchase of tobacco according to Lorillard’s specifications for quality, grade, yield, particle size, moisture content, and other characteristics. Alliance One purchases and processes the whole leaf and then dries and packages it for shipment to and storage at Lorillard’s Danville, Virginia facility.

Lorillard purchases its foreign tobacco leaf through tobacco dealers, including Alliance One, which contracts with growers. Such purchases are made at prevailing market prices in the country of origin. Lorillard has not experienced any difficulty in purchasing its requirement of such foreign grown leaf tobacco.

If Alliance One becomes unwilling or unable to supply leaf tobacco to Lorillard, Lorillard believes that it can readily obtain high-quality leaf tobacco from well-established, alternative industry sources. However, Lorillard believes that such high-quality leaf tobacco may not be available at prices comparable to those it pays to Alliance One.

Due to the varying size and quality of annual crops and other economic factors, tobacco prices have historically fluctuated. In 2004, a federal law eliminated historical U.S. price supports that accompanied production controls which inflated the market price of U.S. tobacco. Lorillard believes the elimination of production controls and price supports has favorably impacted the cost of U.S. tobacco.

Lorillard stores its tobacco in 29 storage warehouses on its 130-acre Danville, Virginia facility. To protect against loss, amounts of all types and grades of tobacco are stored in separate warehouses. Certain types of tobacco used in Lorillard’s blends must be allowed to mature over time to allow natural chemical changes that enhance certain characteristics affecting taste. Because of these aging requirements, Lorillard maintains large quantities of leaf tobacco at all times. Lorillard believes its current tobacco supplies are adequately balanced for its present production requirements. If necessary, Lorillard can purchase aged tobacco in the open market to supplement existing inventories.

Lorillard produces cigarettes at its Greensboro, North Carolina manufacturing plant, which has a production capacity of approximately 185 million cigarettes per day and approximately 43 billion cigarettes per year. Through various automated systems and sensors, Lorillard actively monitors all phases of production to promote quality and compliance with applicable regulations.

Properties

Lorillard’s manufacturing facility is located on approximately 80 acres in Greensboro, North Carolina. This 942,600 square-foot plant contains modern high-speed cigarette manufacturing machinery. The Greensboro facility also includes a warehouse with shipping and receiving areas totaling 54,800 square feet. In addition, Lorillard owns tobacco receiving and storage facilities totaling approximately 1,400,000 square feet in Danville, Virginia. Lorillard’s executive offices are located in a 130,000 square-foot, four-story office building in Greensboro. Its 93,800 square-foot research facility is also located in Greensboro.

Lorillard’s principal properties are owned in fee. With minor exceptions, Lorillard owns all of the machinery it uses. Lorillard believes that its properties and machinery are in generally good condition. Lorillard leases sales offices in major cities throughout the United States, a cold-storage facility in Greensboro and warehousing space in 20 public distribution warehouses located throughout the United States.

Research and Development

Lorillard has an experienced research and development team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. The team includes 62 scientists, 34 of whom have advanced degrees. Lorillard’s research and development efforts focus primarily on:

•	developing quality products that appeal to consumers;

•	studying and developing consumer-acceptable products with the potential for reduced exposure to smoke constituents or reduced health risk;

•

identifying and investigating, through the use of internal and external resources, suspect constituents of cigarette products or their components to determine the feasibility of reduction or elimination;

•	maintaining state-of-the-art knowledge about public health and scientific issues related to cigarette products;

•

developing new, or modifying existing, products and processes to promote quality control and to comply with current and anticipated laws and regulations, including investigating ways to reduce cigarette ignition propensity; and

•	collaborating and cooperating with outside public and private scientific institutions and encouraging independent research relating to cigarette products.

Current tobacco-related research activities include: analysis of cigarette components, including cigarette paper, filters, tobacco and ingredients, analysis of mainstream and sidestream smoke, and modification of cigarette design. Lorillard employs advanced scientific equipment in its research efforts, including gas chromatographs, mass spectrographs and liquid chromatographs. Lorillard uses the equipment to structurally identify and measure the amount of chemical compounds found in smoke and various tobaccos. These measurements allow Lorillard to better understand the relationship between the tobacco and the smoke yielded from cigarettes.

Information Technology

Lorillard is committed to the use of information technology throughout the organization to provide operating effectiveness, cost reduction and competitive advantages. Lorillard believes its system platform provides the appropriate level of information in a timely fashion to effectively manage the business. Lorillard utilizes proven technologies while also continuously exploring new technologies consistent with its information technology architecture strategy. Lorillard’s information technology environment is anchored by a SAP enterprise resource planning (“ERP”) system designed to meet the processing and analysis needs of its core business operations and financial control requirements. The process control and production methods in Lorillard’s manufacturing operation utilize scanning, radio frequency identification, wireless technologies and software products to monitor and control the manufacturing process. Lorillard’s primary data center is located at its corporate headquarters and is staffed by an in-house team of experienced information technology professionals. A satellite data center, located at Lorillard’s manufacturing facility, supports its manufacturing environment. Lorillard has a comprehensive redundancy and disaster recovery plan in place as well.

Training and Development

Lorillard has implemented comprehensive training and development programs for its employees. These programs are designed to support Lorillard’s goals of profitability and productivity. The focus of Lorillard’s training activities is on developing and improving the technical and business skills of its workforce. Technical training includes a wide range of programs related to mechanical training, systems and applications, specific technical certifications and apprenticeships. Business skill enhancement training has a focus on facilitating individual and professional growth through programs designed to promote teamwork, project management, interpersonal skills, and leadership training for current and future managers.

Employees

As of December 31, 2007, Lorillard had approximately 2,800 full-time employees. As of that date, approximately 1,042 of those employees were represented by labor unions covered by three collective bargaining agreements. Local Union #317T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) represents workers at its Greensboro manufacturing plant. The agreement covering this Union expires in March 2010. Workers at Lorillard’s Danville, Virginia tobacco storage facility are represented by Local Union #233T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) and Local Union #513 of the National Conference of Firemen and Oilers/SEIU (AFL-CIO-CLC). The current agreements with Local Union #233T and Local Union #513 will expire in April 2012. Lorillard has historically had an amicable relationship with the Unions representing its employees.

Lorillard provides a retirement plan, a profit sharing plan and other benefits for its hourly paid employees who are represented by unions. In addition, Lorillard provides to its salaried employees a retirement plan, group life, disability and health insurance program and a savings plan. Lorillard also maintains an incentive compensation plan for certain salaried employees.

Intellectual Property

Lorillard believes that trademarks, including brand names, are important to its business. Lorillard owns the patents, trade secrets, know-how and trademarks, including its brand names and the distinctive packaging and displays, used by Lorillard in its business. All of Lorillard’s material trademarks are registered with the U.S. Patent and Trademark Office. Rights in these trademarks in the United States will last indefinitely as long as Lorillard continues to use the trademarks.

Lorillard considers the blends of tobacco and the flavor formulas used to make its brands to be trade secrets. These trade secrets are generally not the subject of patents, though various of Lorillard’s manufacturing processes are patented.

Lorillard sold the international rights to substantially all of its major brands, including Newport, in 1977.

Competition

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand’s price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste.

Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. Lorillard also competes with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. Lorillard believes its ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RAI which limit the retail shelf space available to Lorillard’s brands. As a result, in some retail locations Lorillard is limited in competitively supporting its promotional programs, which may constrain sales.

Please read the sections entitled “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—Business Environment” and “—Selected Industry and Market Share Data” beginning on pages 32 and 34, respectively.

Legislation and Regulation

Lorillard’s business operations are subject to a variety of federal, state and local laws and regulations governing, among other things, publication of health warnings on cigarette packaging, advertising and sales of tobacco products, restrictions on smoking in public places and fire safety standards. New legislation and regulations are proposed and reports are published by government sponsored committees and others recommending additional regulation of tobacco products.

Lorillard cannot predict the ultimate outcome of these proposals, reports and recommendations. If they are enacted, certain of these proposals could have a material adverse effect on Lorillard’s business and its financial condition or results of operations in the future.

Federal Regulation

The Federal Comprehensive Smoking Education Act, which became effective in 1985, requires that cigarette packaging and advertising display one of the following four warning statements, on a rotating basis:

(1) “SURGEON GENERAL’S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, and may Complicate Pregnancy.”

(2) “SURGEON GENERAL’S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health.”

(3) “SURGEON GENERAL’S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight.”

(4) “SURGEON GENERAL’S WARNING: Cigarette Smoke Contains Carbon Monoxide.”

This law also requires that each company that manufactures, packages or imports cigarettes shall annually provide to the Secretary of Health and Human Services a list of the ingredients added to tobacco in the manufacture of cigarettes. This list of ingredients may be submitted in a manner that does not identify the company that uses the ingredients or the brand of cigarettes that contain the ingredients.

In addition, bills have been introduced in Congress, including those that would:

•	prohibit all tobacco advertising and promotion;

•	require new health warnings on cigarette packages and advertising;

•	authorize the establishment of various anti-smoking education programs;

•	provide that current federal law should not be construed to relieve any person of liability under common or state law;

•	permit state and local governments to restrict the sale and distribution of cigarettes;

•	direct the placement of advertising of tobacco products;

•	provide that cigarette advertising not be deductible as a business expense;

•	prohibit the mailing of unsolicited samples of cigarettes and otherwise restrict the sale or distribution of cigarettes in retail stores, by mail or over the internet;

•	impose an additional, or increase existing, excise taxes on cigarettes;

•	require that cigarettes be manufactured in a manner that will cause them, under certain circumstances, to be self-extinguishing; and

•	subject cigarettes to regulation in various ways by the U.S. Department of Health and Human Services or other regulatory agencies.

In 1996, the FDA published regulations that would have extensively regulated the distribution, marketing and advertising of cigarettes, including the imposition of a wide range of labeling, reporting, record keeping, manufacturing and other requirements. Challenges to the FDA’s assertion of jurisdiction over cigarettes made by

Lorillard and other manufacturers were upheld by the U.S. Supreme Court in March 2000 when that Court ruled that Congress did not give the FDA authority to regulate tobacco products under the federal Food, Drug and Cosmetic Act.

Since the Supreme Court decision, various proposals and recommendations have been made for additional federal and state legislation to regulate cigarette manufacturers, including a bill granting the FDA authority to regulate tobacco products that was introduced in Congress in February 2007. The bill, which is supported by Philip Morris and opposed by Lorillard and RAI, has been considered and approved by Congressional committees in both houses of Congress during 2007 and 2008. It is possible that the full Senate and House of Representatives will consider and approve the bill later in 2008.

The proposed bill would:

•	require larger and more severe health warnings on packs and cartons;

•	ban the use of descriptors on tobacco products, such as “low-tar” and “light”;

•	require the disclosure of ingredients and additives to consumers;

•	require pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;

•	require the reduction or elimination of nicotine or any other compound in cigarettes;

•	allow the FDA to mandate the use of reduced risk technologies in conventional cigarettes;

•	allow the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes;

•	permit inconsistent state regulation of labeling and advertising and eliminate the existing federal preemption of such regulation; and

•	grant the FDA the regulatory authority to consider and impose broad additional restrictions through a rulemaking process, including a ban on the use of menthol in cigarettes.

The legislation would allow the FDA to reinstate its prior regulations or adopt new or additional regulations.

In February 2001, a committee of the Institute of Medicine, a private, non-profit organization which advises the federal government on medical issues, convened and issued a report recommending that Congress enact legislation. The committee suggested enabling a suitable agency to regulate tobacco-related products that purport to reduce exposure to tobacco toxicants or reduce risk of disease, and implement other policies designed to reduce the harm from tobacco use. The report recommended regulation of all tobacco products, including potentially reduced exposure products, known as PREPs.

In 2002, certain public health groups petitioned the FDA to assert jurisdiction over several PREP type products that have been introduced into the marketplace. These groups assert that claims made by manufacturers of these products allow the FDA to regulate the manufacture, advertising and sale of these products as drugs or medical devices under the Food Drug and Cosmetic Act. The agency has received comments on these petitions but has taken no action.

In late 2002 Philip Morris, the largest U.S. manufacturer of cigarettes, filed a request for rulemaking petition with the Federal Trade Commission (“FTC”) seeking changes in the existing FTC regulatory scheme for measuring and reporting tar and nicotine to the federal government and for inclusion in cigarette advertising. The agency has received comments on these petitions but has taken no action.

Environmental Tobacco Smoke

Various publications and studies by governmental entities have reported that environmental tobacco smoke (“ETS”) presents health risks. In addition, public health organizations have issued statements on the adverse health effects of ETS, and scientific papers have been published that address the health problems associated with

ETS exposure. Various cities and municipalities have restricted public smoking in recent years, and these restrictions have been based at least in part on the publications regarding the health risks believed to be associated with ETS exposure.

The governmental entities that have published these reports have included the Surgeon General of the United States, first in 1986 and again in 2006. The 2006 report, for instance, concluded that there is no risk-free level of exposure to ETS. In 2000, the Department of Health and Human Services listed ETS as a known human carcinogen. In 1993, the U.S. Environmental Protection Agency concluded that ETS is a human lung carcinogen in adults and causes respiratory effects in children.

Agencies of state governments also have issued publications regarding ETS, including reports by California entities that were published in 1997, 1999 and 2006. In the 2006 study, the California Air Resources Board determined that ETS is a toxic air contaminant. Based on these or other findings, public health concerns regarding ETS could lead to the imposition of additional restrictions on public smoking, including bans.

State and Local Regulation

Many state, local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit or restrict, or are intended to discourage, smoking, including legislation, regulations or policies prohibiting or restricting smoking in various places such as public buildings and facilities, stores, restaurants and bars and on airline flights and in the workplace. This trend has increased significantly since the release of the EPA’s report regarding ETS in 1993.

Two states, Massachusetts and Texas, have enacted legislation requiring each manufacturer of cigarettes sold in those states to submit an annual report identifying for each brand sold certain “added constituents,” and providing nicotine yield ratings and other information for certain brands. Neither law allows for the public release of trade secret information.

A New York law which became effective in June 2004 requires cigarettes sold in that state to meet a mandated standard for ignition propensity. Lorillard developed proprietary technology to comply with the standards and was compliant by the effective date. Since the passage of the New York law, an additional 25 states have passed similar laws utilizing the same technical standards. The effective dates of these laws range from May 2006 to January 2010.

Other similar laws and regulations have been enacted or considered by other state and local governments. Lorillard cannot predict the impact which these regulations may have on Lorillard’s business, though if enacted, they could have a material adverse effect on Lorillard’s business and its financial condition or results of operations in the future.

Excise Taxes and Assessments

Cigarettes are subject to substantial federal, state and local excise taxes in the United States and, in general, such taxes have been increasing. The federal excise tax on cigarettes is $19.50 per thousand cigarettes (or $0.39 per pack of 20 cigarettes). State excise taxes, which are levied upon and paid by the distributors, are also in effect in the fifty states, the District of Columbia and many municipalities. Increases in state excise taxes on cigarette sales were enacted in ten states during 2007 and ranged from $0.20 per pack to $1.00 per pack. In the first three months of 2008, excise tax increases of $1.00 were implemented in two states. In addition, in April 2008, New York State increased its excise tax by $1.25 to $2.75 per pack effective June 3, 2008. For the three months ended March 31, 2008, the combined state and municipal taxes ranged from $0.07 to $3.66 per pack of cigarettes.

A federal law enacted in October 2004 repealed the federal supply management program for tobacco growers and compensated tobacco quota holders and growers with payments to be funded by an assessment on tobacco manufacturers and importers. Cigarette manufacturers and importers are responsible for paying 96.3% of a $10.14 billion payment to tobacco quota holders and growers over a ten-year period. The law provides that payments will be based on shipments for domestic consumption.

LEGAL PROCEEDINGS

As of April 30, 2008, approximately 5,600 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 4,675 of these cases. Approximately 1,925 of these lawsuits are Engle Progeny Cases, described below, in which the claims of approximately 8,375 individual plaintiffs are asserted.

Pending product liability cases:

Conventional Product Liability Cases. Conventional Product Liability Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 185 cases are pending, including approximately 50 cases against Lorillard.

West Virginia Individual Personal Injury Cases. West Virginia Individual Personal Injury Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, or by addiction to cigarette smoking. The cases are pending in a single West Virginia court and have been consolidated for trial. Lorillard is a defendant in approximately 55 of the 730 pending cases that are part of this proceeding.

Flight Attendant Cases. Flight Attendant Cases are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant Cases. The time for filing Flight Attendant cases expired during 2000 and no additional cases in this category may be filed.

Class Action Cases. Class Action Cases are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Nine of these cases are pending against Lorillard. One of the cases pending against Lorillard, Schwab v. Philip Morris USA, Inc., et al., which had been certified as a nationwide class composed of purchasers of “light” cigarettes, was decertified by a federal appellate court in March 2008, but it is possible the plaintiffs will seek review of the decertification ruling. Lorillard is not a defendant in approximately 25 additional “lights” class actions that are pending against other cigarette manufacturers.

One of the cases pending against Lorillard, Engle, had been certified as a class action prior to trial. Following trial, the class was ordered decertified by the Florida Supreme Court, which allowed the class members to proceed with individual cases. Lorillard is a defendant in approximately 1,925 in which the claims of approximately 8,375 individual plaintiffs are asserted.

Reimbursement Cases. Reimbursement Cases are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Four such cases are pending against Lorillard and other cigarette manufacturers in the United States and one such case is pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought return of profits and injunctive relief. During 2005, an appellate court ruled that the government may not seek return of profits. During August 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages.

Filter Cases. In addition to the above, Filter Cases are brought by individuals, including former employees of Lorillard, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard is a defendant in approximately 30 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Conventional Product Liability Cases

Approximately 185 cases are pending against cigarette manufacturers in the United States Lorillard is a defendant in approximately 50 of these cases.

Since January 1, 2006, verdicts have been returned in five cases. Lorillard was not a defendant in any of these trials. Defense verdicts were returned in four of the five trials, while juries found in favor of the plaintiffs and awarded damages in the remaining case. The defendants are pursuing an appeal in this matter. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in nine individual cases in recent years. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

Lorillard is a defendant in one case that is scheduled for trial in 2008. Trial in the case of Fabiano v. Philip Morris Inc., et al. (Supreme Court of New York, New York County) is scheduled to begin on September 8, 2008. The trial dates are subject to change.

West Virginia Individual Personal Injury Cases

Approximately 730 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury Cases. The cases have been consolidated for trial. The first phase of trial was scheduled to begin during March of 2008, but the court stayed activity in the proceeding until a petition pending before the U.S. Supreme Court in an unrelated case is resolved. Lorillard is not a defendant in the matter in question that is pending before the U.S. Supreme Court. Lorillard is a defendant in approximately 55 of the 730 cases.

During the third quarter of 2006 and the fourth quarter of 2007, Lorillard was dismissed from approximately 825 of the cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these dismissals could be contested in subsequent appeals noticed by the plaintiffs.

Flight Attendant Cases

Approximately 2,625 Flight Attendant Cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County,

Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997. The period for filing Flight Attendant cases expired during 2000 and no additional cases in this category may be filed.

The judges that have presided over the cases that have been tried have relied upon an order entered during October 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the eight flight attendant cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In the single trial decided for the plaintiff, French v. Philip Morris Incorporated, et al., the jury awarded $5.5 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $60,000. In addition, Lorillard has paid its share of the attorneys’ fees, costs and post-judgment interest awarded to the plaintiff’s counsel in this matter. Although an order has not been entered, the court ruled during March 2008 that Lorillard will be required to pay approximately $290,000 in pre-judgment interest on the award of attorneys’ fees Lorillard previously paid in this matter. Pursuant to an agreement with the other defendants in this matter, Lorillard expects that it will be reimbursed for approximately $190,000 of this amount should such award be sustained. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial. The six remaining cases in which defense verdicts were returned are concluded. As of April 30, 2008, there were no Flight Attendant cases that were set for trial.

Class Action Cases

Lorillard is a defendant in nine pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. In one of the cases in which Lorillard is a defendant, Schwab v. Philip Morris USA, Inc., et al., plaintiffs’ claims are based on defendants’ alleged RICO violations. During 2006, Schwab was certified as a nationwide class action on behalf of purchasers of “light” cigarettes, but a federal appellate court overturned the class certification ruling during March of 2008. Lorillard is not a defendant in approximately 25 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes. These cases are discussed below.

Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 36 cases, 13 of which were in state court and 23 of which were in federal court. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle Case. During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994) that affirmed the 2003 holding of an intermediate appellate court vacating the $145.0 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The Florida Supreme Court determined that the case could not proceed further as a class action and ordered decertification of the class. During February 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The Florida Supreme Court’s 2006 decision also reinstated awards of actual damages to two of the three individuals whose claims were heard during the second phase of the Engle trial. These awards totaled approximately $3 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Both individuals have informed the court that they will not seek punitive damages. These verdicts were paid during February 2008. Lorillard’s payment was approximately $3.0 million for the verdicts and the interest that accrued since November 2000.

During October 2007, the U.S. Supreme Court denied defendants’ petition for review of the Florida Supreme Court’s holdings that permit members of the Engle class to rely upon the jury’s first-phase verdict. The Supreme Court subsequently rejected defendants’ petition for rehearing, and Engle has been returned to the trial court.

The Engle Agreement. Florida enacted legislation during the Engle trial that limited the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believed this legislation was valid and that any challenges to the possible application or constitutionality of this legislation by the Engle class would fail, Lorillard entered into an agreement with the plaintiffs during May 2001 in which it contributed $200 million to a fund held for the benefit of the Engle class members (the “Engle Agreement”). As a result, the class agreed to a stay of execution with respect to Lorillard on its punitive damages judgment until appellate review was completed, including any review by the U.S. Supreme Court. Final appellate review was completed in November 2007. The $200 million will continue to be maintained for the benefit of the members of the Engle class, with the court to determine how that fund will be allocated consistent with state rules of procedure. The Engle Agreement contained certain additional restrictions that no longer remain in force now that final appellate review has been completed.

Engle Progeny Cases. Plaintiffs are individuals who allege they or their decedents are members of the class that was decertified in Engle. A 2006 ruling by the Florida Supreme Court that ordered decertification of the class also permitted class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial.

As of April 30, 2008, Lorillard was a defendant in approximately 1,925 cases filed by individuals who allege they were members of the Engle class. The claims of approximately 8,375 class members are asserted in these 1,925 cases because some suits are on behalf of multiple purported class members. These cases are pending in various state and federal courts in Florida. The period for filing these cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit is initiated to effect service. As a result, the full number of Engle Progeny Cases is not yet known. As of April 30, 2008, six Engle Progeny cases in which Lorillard is a defendant were set for trial in 2008. Trial in the case of Makras v. Lorillard Tobacco Company, et al. (U.S. District Court, Middle District, Florida), is scheduled to begin on October 6, 2008. Trial in the case of Oliva v. R.J. Reynolds Tobacco Company, et al. (Circuit Court, Miami-Dade County, Florida) is scheduled to begin on October 13, 2008. Trials in the cases of Cohen v. R.J. Reynolds Tobacco Company, et al., Hess v. R.J. Reynolds Tobacco Company, et al., Sherman v. R.J. Reynolds Tobacco Company, et al. and Stephens v. R.J. Reynolds Tobacco Company, et al. (all pending in the Circuit Court of Broward County, Florida), are each scheduled to begin no earlier than October 27, 2008. Specific dates for the trials of these four matters will be set by the court at a later time. Trial dates are subject to change.

The Scott Case. Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. In its July 2003 Phase I verdict, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During May 2004, the jury awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court subsequently awarded prejudgment interest. During February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $328 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. Defendants have petitioned the U.S. Supreme Court to review the case. The Louisiana Supreme Court denied defendants’ request to stop proceedings before the trial court until the U.S. Supreme Court completes its review.

During March 2008, plaintiffs filed with the trial court a motion to execute judgment in the amount of $279 million, plus post-judgment interest. In the alternative, plaintiffs’ motion seeks an order requiring the parties to submit revised damages figures based on the Louisiana Fourth Circuit Court of Appeals’ elimination of certain categories of damages and exclusion of smokers whose claims accrued after September 1, 1988, from participating in the relief. Defendants have filed a motion seeking to have judgment entered for defendants based on the accrual of all class members’ claims after September 1, 1988, or, in the alternative, seeking a case management order governing discovery and trial on the open liability and damages issues. The District Court of Orleans Parish, Louisiana, has not acted upon the parties’ motions.

Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. In the fourth quarter of 2007, Lorillard recorded a pretax provision of approximately $66 million for this matter.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

Other Class Action Cases. Motions for class certification were granted in two other cases against Lorillard. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. It is possible that the class certification ruling could be reinstated as a result of the pending appeal. In the second case, Daniels v. Philip Morris, Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. Both the California Court of Appeal and the California Supreme Court have affirmed Daniels’ dismissal. During March 2008, the U.S. Supreme Court denied plaintiffs’ petition to review Daniels. Prior to granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California.

As discussed above, other cigarette manufacturers are defendants in approximately 25 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Classes have been certified in some of these matters. In one of the pending “lights” cases, Good v. Altria Group, Inc., et al., the U.S. Supreme Court is considering whether federal law bars plaintiffs from challenging statements authorized by the Federal Trade Commission about tar and nicotine yields that have been made in cigarette advertisements.

The Schwab Case. Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. During March 2008, the Second Circuit Court of Appeals reversed the class certification order and ruled that the case may not proceed as a class action. It is not known whether plaintiffs will seek review of the Court of Appeals’ ruling. The court of appeals has prohibited activity before the trial court until the appeal is concluded.

Reimbursement Cases

Lorillard is a defendant in the four Reimbursement Cases that are pending in the U.S. and it has been named as a party to the case in Israel.

U.S. Federal Government Action—During August 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

In its 2006 verdict, the court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”); and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have appealed to the U.S. Court of Appeals for the District of Columbia Circuit which has stayed the judgment and remedial order while the appeal is proceeding. The government also has noticed an appeal from the final judgment. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek return of profits, but this appeal was not final and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its return of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

Settlement of State Reimbursement Litigation

On November 23, 1998, Lorillard and the other Original Participating Manufacturers entered into the MSA with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the Settling States. The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the MSA are referred to in this Information Statement as the State Settlement Agreements.

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

From time to time, lawsuits have been brought against Lorillard and the Other Participating Manufacturers, or against one or more of the states, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

Please read the sections entitled “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—State Settlement Agreements” beginning on page 39, Note 9 to Lorillard’s Consolidated Audited Financial Statements beginning on page F-20 and Note 8 to Lorillard’s Consolidated Condensed Unaudited Financial Statements beginning on page F-37.

Filter Cases

In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Approximately 30 such matters are pending against Lorillard. Since January 1, 2006, Lorillard has paid, or has reached agreement to pay, a total of approximately $11 million in payments of judgments and settlements to finally resolve approximately 55 claims. No such cases have been tried since January 1, 2006. As of April 30, 2008, two Filter cases were scheduled for trial. Although trial in the case of Shahabi v. A.W. Chesterton Company, et al. (Superior Court, Los Angeles County, California) is scheduled to begin on May 12, 2008, management expects Lorillard to be dismissed from this matter before trial begins. Trial in the case of Young v. American Standard, et al. (District Court, Bexar County, Texas) is scheduled to begin on September 2, 2008. Trial dates are subject to change.

Tobacco-Related Antitrust Cases

Indirect Purchaser Suits—Approximately 30 antitrust suits were filed on behalf of putative classes of consumers in various state courts against Lorillard and its major competitors. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than twenty states permit such suits. Lorillard was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits, in New York, Florida and Michigan, were dismissed by courts in their entirety and the plaintiffs withdrew their appeals. The actions in all other states except for New Mexico and Kansas, have been voluntarily dismissed.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. On July 14, 2006, the Court issued an order confirming that fact discovery is closed. Expert discovery, as necessary, will take place later this year. No date has as yet been set by the Court for dispositive motions and trial.

A decision granting class certification in New Mexico was affirmed by the New Mexico Court of Appeals on February 8, 2005. As ordered by the court, class notice was sent out on October 30, 2005. The New Mexico plaintiffs were permitted to rely on discovery produced in the Kansas case. On June 30, 2006, the New Mexico Court of Appeals granted summary judgment to all defendants, and the suit was dismissed. An appeal was filed by the plaintiffs on August 14, 2006 with the New Mexico Supreme Court, and a decision has not yet been rendered.

MSA Federal Antitrust Suit—Sanders v. Lockyer, et al. (U.S. District Court, Northern District of California, filed June 9, 2004). Lorillard and the other major cigarette manufacturers, along with the Attorney General of the State of California, have been sued by a consumer purchaser of cigarettes in a putative class action alleging violations of the Sherman Act and California state antitrust and unfair competition laws. The plaintiff seeks treble damages of an unstated amount for the putative class as well as declaratory and injunctive relief. All claims are based on the assertion that the MSA that Lorillard and the other cigarette manufacturer defendants entered into with the State of California and more than forty other states, together with certain implementing legislation enacted by California, constitute unlawful restraints of trade. On March 28, 2005 the defendants’ motion to dismiss the suit was granted. Plaintiffs appealed the dismissal to the Court of Appeals for the Ninth Circuit. Argument was heard on February 15, 2007, and the Court of Appeals issued an opinion on September 26, 2007 affirming dismissal of the suit. On January 28, 2008, plaintiffs filed a petition seeking certiorari from the U.S. Supreme Court. As of April 30, 2008, the U.S. Supreme Court has not yet taken action on this petition.

Please read Note 9 to Lorillard’s Consolidated Audited Financial Statements beginning on page F-20 and Note 8 to Lorillard’s Consolidated Condensed Unaudited Financial Statements beginning on page F-37.

Defenses

Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal should any adverse verdicts be returned against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. The 2006 decision by the Florida Supreme Court in Engle has led to the filing of many additional new cases against cigarette manufacturers, including Lorillard. These events could have an adverse affect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements and Scott as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the Consolidated Financial Statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

Other

Lorillard is also party to other litigation arising in the ordinary course of its business. The outcome of this other litigation will not, in the opinion of Lorillard’s management, materially affect Lorillard’s results of operations or equity.

Lorillard and each of its subsidiaries have agreed in the Separation Agreement to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from, among other things, the ownership or the operation of Lorillard’s and its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s and its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to any products liability claims). Please read the section entitled “Relationship Between Lorillard And Loews—Lorillard’s Relationship with Loews After the Separation—Separation Agreement—Indemnification Provisions” beginning on page 62.

Loews is a defendant in four pending product liability cases. One of these is a Reimbursement Case in Israel, while the three other cases are on file in U.S. courts. One of the cases pending against Loews in the U.S. is a Conventional Product Liability Case, while the two other suits are purported Class Action Cases. Lorillard also is a defendant in each of the four product liability cases in which Loews is involved. Pursuant to the Separation Agreement, Lorillard will be required to indemnify Loews for the amount of any losses and any legal or other fees in respect of such cases.

RELATIONSHIP BETWEEN LORILLARD AND LOEWS

Lorillard’s Relationship with Loews Prior to the Separation

Services Agreements

Lorillard and Loews are parties to individual services agreements pursuant to which certain administrative, technical and ministerial services are provided by Loews to Lorillard, including assistance with cash management and the investment of financial assets, the cost of which is immaterial to Loews, and internal auditing services, which are provided at a charge approximating cost. Lorillard was charged approximately $800,000, $700,000 and $600,000 for these support functions during the years ended December 31, 2007, 2006 and 2005, respectively.

Employee Benefit Plans

Certain tax-qualified employee benefit plans sponsored by Lorillard, Loews and certain of Loews’s other subsidiaries have deposited their financial assets into a single custody account maintained by JPMorgan Chase Bank, N.A., as custodian. The management of the assets in this custody account is directed by the trustees of each plan. Loews’s investment department provides the trustees of each plan with investment management services in connection with these assets. Following the Redemption, the assets in the tax-qualified employee benefit plans sponsored by Lorillard are expected to be moved into a separate custody account, and Loews’s investment department will no longer provide investment services to Lorillard-sponsored benefit plans.

Dividends

From January 1, 2008 through April 28, 2008, and during the years 2007 and 2006, Lorillard paid aggregate dividends of $491 million, $1,170 million and $783 million, respectively, to Loews, all of which was allocated by Loews in accordance with Loews’s certificate of incorporation.

Lorillard’s Relationship with Loews After the Separation

In connection with the Separation, Lorillard and its Subsidiaries entered into a Separation Agreement with Loews on May 7, 2008, which will become effective on the Redemption Date.

Separation Agreement

Indemnification Provisions

Lorillard and each of its subsidiaries agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from:

•

the ownership or the operation of Lorillard’s or any of its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s or any of its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to any smoking and health claims and litigation);

•	certain tax matters, as discussed below in “—Tax Allocation Provisions”;

•	any other activities in which Lorillard or any of its subsidiaries engage;

•	any action or omission of Lorillard or any of its subsidiaries (or any successor entity) that causes the Separation to become taxable to Loews;

•	any breach by Lorillard or any of its subsidiaries of the Separation Agreement;

•	any other acts or omissions by Lorillard or any of its subsidiaries arising out of the performance of its obligations under the Separation Agreement;

•

misstatements in or omissions from the registration statement of which this Information Statement forms a part, other than misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement; and

•	any taxes and related losses resulting from the receipt of any such indemnity payment.

The indemnification obligations of Lorillard and each of its subsidiaries (including the indemnification obligations described in “—Tax Allocation Provisions” below) are binding on their successors. Neither Lorillard nor any of its subsidiaries are permitted to merge, consolidate or transfer or convey all or a significant portion of their respective properties or assets unless the resulting entity, transferee or successor expressly agrees in writing to be bound by these indemnification obligations. Any equity security or equity interest of Lorillard Licensing Company, LLC, the owner of Lorillard’s trademarks, or any interest in the intellectual property owned by Lorillard Licensing Company, LLC, is deemed a “significant portion” for purposes of the foregoing.

Lorillard and each of its subsidiaries also agreed to release Loews and its stockholders, officers, directors and employees from any liability owed by any of them to Lorillard and its subsidiaries with respect to acts or events occurring on or prior to the Redemption Date, except with respect to tax matters.

Loews and Lorillard do not expect that the Separation will alter the legal exposure of either entity with respect to tobacco-related claims. Neither Loews nor Lorillard believes that Loews had or has any liability for tobacco-related claims, and Loews has never been held liable for any such claims.

The Separation Agreement also provides that Loews will indemnify Lorillard and its officers, directors, employees and agents against losses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from:

•	any activity that Loews and its subsidiaries (other than Lorillard) engage in;

•	any breach by Loews of the Separation Agreement;

•	any other acts or omissions by Loews arising out of the performance of its obligations under the Separation Agreement; and

•

misstatements in or omissions from the registration statement of which this Information Statement forms a part, but only with respect to misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement.

Loews agreed to release Lorillard, its subsidiaries and all of their directors, officers and employees from any liability owed by any of them to Loews with respect to acts or events occurring on or prior to the Redemption Date, except with respect to tax matters.

Tax Allocation Provisions

Following the Redemption, Lorillard will no longer be included in Loews’s consolidated group for federal income tax purposes. In connection with the Redemption, Loews and Lorillard will enter into a tax allocation arrangement, the provisions of which will be included in the Separation Agreement, pursuant to which Lorillard will indemnify Loews for tax liabilities that are allocated to Lorillard and its subsidiaries for taxable periods ending on or before the Redemption Date. The amount of federal income taxes allocated to Lorillard for such periods is generally equal to the federal income taxes that would have been payable by Lorillard during such periods if Lorillard had filed separate consolidated returns with its own subsidiaries. In addition, with respect to periods in which Lorillard and its subsidiaries have been included in Loews’s consolidated group, Loews will indemnify Lorillard and its subsidiaries with respect to the tax liability of the members of the Loews consolidated group other than Lorillard and its subsidiaries. After the Redemption, Lorillard will have the right to be notified of and participate in tax matters for which it is financially responsible under the terms of the Separation Agreement, though Loews will generally control such matters.

The Separation Agreement imposes restrictions on Lorillard’s ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. Lorillard, however, may undertake any such action if it first obtains a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. Moreover, the Separation Agreement requires Lorillard and each of its subsidiaries (and any successor entity) to indemnify Loews for any losses resulting from the failure of the Separation to qualify as a tax-free transaction (except if the failure to qualify is solely due to Loews’s fault). This indemnification obligation applies regardless of whether the action is restricted as described above, or whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement further provides for cooperation between Lorillard and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

MANAGEMENT

Directors and Executive Officers

Name	Age	Title
Martin L. Orlowsky	66	Chairman, President and Chief Executive Officer
David H. Taylor	53	Director and Executive Vice President, Finance and Planning and Chief Financial Officer
Ronald S. Milstein (1)	51	Director, Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Charles E. Hennighausen	53	Executive Vice President, Production Operations
Randy B. Spell	56	Executive Vice President, Marketing and Sales
Thomas R. Staab	65	Senior Vice President, Finance, Chief Accounting Officer and Treasurer
Kit D. Dietz (2)	51	Director Nominee
Richard W. Roedel (2)	58	Director Nominee

(1)	Mr. Milstein will resign as a director as of the Redemption Date.
(2)	Messrs. Dietz and Roedel will be nominated and elected as directors effective as of the Redemption Date.

Martin L. Orlowsky is the Chairman, President and Chief Executive Officer of Lorillard. He has served as President and Chief Executive Officer of Lorillard since January of 1999 and added the Chairman’s position in January 2001. Previously, he served as President and Chief Operating Officer and prior to this position he was Executive Vice President, Marketing & Sales. He has been with Lorillard since 1990.

David H. Taylor is a Director and the Executive Vice President, Finance and Planning and Chief Financial Officer of Lorillard. Mr. Taylor joined Lorillard, and was elected to its Board of Directors in January 2008. Prior to joining Lorillard, Mr. Taylor was a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. In that capacity, he served as Interim Chief Financial Officer of Eddie Bauer Holdings, Inc. from January 2006 to November 2007. Prior to joining FTI Palladium Partners, from 2002 to 2005, Mr. Taylor served as Executive Vice President and Chief Financial Officer of Guilford Mills, Inc.

Ronald S. Milstein is a Director and the Senior Vice President, Legal and External Affairs, General Counsel and Secretary of Lorillard and has served in the same executive positions with Lorillard since 2005. Previously, Mr. Milstein served as Vice President, General Counsel, and Secretary for seven years. He was elected to Lorillard’s Board of Directors in January 2008. Mr. Milstein has been with Lorillard since 1996.

Charles E. Hennighausen is the Executive Vice President, Production Operations of Lorillard. Mr. Hennighausen has served in the same position since he joined Lorillard in 2002. Prior to joining Lorillard, Mr. Hennighausen served as Senior Vice President, Operations and Product Supply at ConAgra Frozen & Prepared Foods for three years. He also served in a number of operations management positions with the Campbell Soup Company.

Randy B. Spell is the Executive Vice President, Marketing and Sales of Lorillard and has served in the same position with Lorillard since 1999. Previously, Mr. Spell served as Senior Vice President, Sales for four years and prior to that, as Vice President, Sales for one year. Mr. Spell has been with Lorillard since 1977.

Thomas R. Staab is the Senior Vice President, Finance, Chief Accounting Officer and Treasurer of Lorillard. He has served as Senior Vice President and Chief Financial Officer with Lorillard since he joined Lorillard in 1998. Mr. Staab became Treasurer of Lorillard in January 2008.

Kit D. Dietz will become a Director effective as of the Redemption Date. Mr. Dietz is the principal of Dietz Consulting LLC, a consulting firm founded in 2004 to provide consulting services for the convenience industry in the United States and Canada. In 2003, Mr. Dietz was a Senior Vice President with Willard Bishop Consulting LTD, which provides consulting services to companies in the food industry, including consumer packaged goods companies. In addition, Mr. Dietz has served on the Board of Directors of the American Wholesale Marketer’s Association, an international trade organization working on behalf of convenience distributors in the United States, and was the Chairman of its Industry Education Committee. Mr. Dietz continues to provide consulting services to the American Wholesale Marketer’s Association.

Richard W. Roedel will become a Director effective as of the Redemption Date. Mr. Roedel is currently a director and Chairman of the audit committee for Sealy Corporation, Brightpoint, Inc., and Luna Innovations Incorporated. He is also a director and audit committee member for IHS, Inc. From 1985 through 2000, Mr. Roedel was employed by the accounting firm BDO Seidman LLP, the United States member firm of BDO International, as an Audit Partner, being promoted in 1990 to Managing Partner in Chicago, and then to Managing Partner in New York in 1994, and finally in 1999 to Chairman and Chief Executive. Mr. Roedel joined the Board of Directors of Take-Two Interactive Software, Inc., a publisher of video games, in November 2002 and served in various capacities with that company through June 2005 including Chairman and Chief Executive Officer. In addition, Mr. Roedel served as a director of Dade Behring Holdings, Inc. from November 2002 until November 2007, when it was acquired by Siemens AG. Mr. Roedel is a director of the Association of Audit Committee Members, Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing best practices. Mr. Roedel is a certified public accountant.

Composition of the Board of Directors; Classes of Directors

Lorillard’s Board of Directors currently consists of three directors. On the Redemption Date, the number of directors on the board will be increased to four, Mr. Milstein will resign and Messrs. Dietz and Roedel will join the board. Lorillard’s Board of Directors has determined that each of Messrs. Dietz and Roedel qualify as “independent” according to the rules and regulations of the SEC and the NYSE. Lorillard’s board will not consist of a majority of independent directors as of the Redemption Date and Lorillard plans to avail itself of the transition period rules under the rules and regulations of the SEC and the NYSE. Within the next year Lorillard intends to add five new independent directors and to maintain a board of directors which is comprised of nine directors.

Lorillard plans to change the composition of its Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee as new members join to ensure that all members of such board committees are independent within the time periods prescribed in the rules and regulations of the SEC and the NYSE.

Lorillard’s certificate of incorporation provides that the Board of Directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which Lorillard would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The term of the initial class I directors will terminate on the date of the 2009 annual meeting of stockholders; the term of initial class II directors will terminate on the date of the 2010 annual meeting of stockholders; and the term of initial class III directors will terminate on the date of the 2011 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2009, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Subject to final approval, it is expected that class I will be comprised of Mr. Dietz, class II will be comprised of Messrs. Roedel and Taylor, and class III will be comprised of Mr. Orlowsky.

In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The Board of Directors has the sole authority to fill any vacancy on the Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Lorillard’s certificate of incorporation will also provide that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of Lorillard’s certificate of incorporation described in this paragraph requires the affirmative vote of at least 66 2/3% of the votes entitled to be cast on such matter.

Committees of Lorillard’s Board of Directors

Prior to the completion of this Separation and in accordance with the rules of the SEC and the NYSE, Lorillard’s Board of Directors will establish the following committees: Audit, Compensation and Nominating and Governance. The membership and function of each committee is described below.

Audit Committee

The Audit Committee will initially be composed of Messrs. Roedel (Chairman), Orlowsky and Taylor. Mr. Roedel is independent under applicable independence standards of the NYSE and the Exchange Act and qualifies as an “audit committee financial expert” as such term is defined in the regulations under the Exchange Act. Lorillard intends to replace Messrs. Orlowsky and Taylor with independent directors in accordance with the transition period rules and regulations of the SEC and the NYSE. The Audit Committee will be responsible for the oversight of the integrity of Lorillard’s consolidated financial statements, its system of internal control over financial reporting, its risk management, the qualifications and independence of its independent registered accounting firm, the performance of its internal auditor and independent auditor and its compliance with legal and regulatory requirements. The Audit Committee will also have the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace Lorillard’s independent auditor. Lorillard’s Board has determined that Mr. Roedel’s simultaneous service on the audit committees of four public companies, in addition to Lorillard’s Audit Committee, does not impair his ability to effectively serve on Lorillard’s Audit Committee.

Nominating and Corporate Governance Committee

The Nominating and Governance Committee will initially be composed of Messrs. Orlowsky (Chairman), Dietz and Taylor. Mr. Dietz is independent under applicable independence standards of the NYSE. Lorillard intends to replace Messrs. Orlowsky and Taylor with independent directors in accordance with the transition period rules and regulations of the SEC and the NYSE. The Nominating and Governance Committee will be responsible for identifying and recommending candidates for election to Lorillard’s Board of Directors and each committee of its Board of Directors, and developing and recommending a set of corporate governance principles to the Board.

Compensation Committee

The Compensation Committee will initially be composed of Messrs. Roedel (Chairman) and Dietz, each of whom will be independent under applicable independence standards of the NYSE. The Compensation Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating his or her performance in light of these goals; determining the compensation of Lorillard’s executive officers and other appropriate officers; reviewing and reporting to the Board of Directors on compensation of directors and board committee members; and administering Lorillard’s incentive and equity-based compensation plans.

Compensation Committee Interlocks and Insider Participation

Lorillard does not anticipate any interlocking relationships between any member of its Compensation Committee and any of its executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Compensation Discussion and Analysis

The objective of Lorillard’s executive compensation program is to attract and retain highly qualified senior executive officers and provide motivation to ensure a high level of performance. To meet this objective, Lorillard established a compensation program for senior executive officers which combines base salary, cash incentives, stock-based awards and benefits. Lorillard’s compensation program has been administered by the Board of Directors of Lorillard Tobacco Company, a wholly owned subsidiary of Lorillard (the “LTC Board”). Following the Separation, the Compensation Committee, which will be established in connection with the Separation, will assume responsibility for the administration of Lorillard’s executive compensation program. Lorillard expects that the Compensation Committee will administer Lorillard’s executive compensation program consistent with past practice.

In establishing Lorillard’s compensation program, the LTC Board considered a number of factors, including:

•	the executive compensation programs and market practices of large, non-durable consumer goods companies;

•	national surveys of executive compensation and other materials;

•	recommendations of external compensation and benefits consultants; and

•	Lorillard’s historical compensation practices.

Peer companies were selected on the basis of similar operating characteristics and products, specifically non-durable consumer goods companies. Lorillard anticipates that the Compensation Committee will periodically evaluate the appropriateness of the size and composition of this group of peer companies. The companies comprising the 2007 peer group are as follows:

•	Anheuser-Busch Companies Inc.

•	Campbell Soup Company

•	The Clorox Company

•	The Coca-Cola Company

•	Colgate-Palmolive Company

•	ConAgra Foods, Inc.

•	The Hershey Company

•	Kellogg Company

•	RAI

The principal components of compensation for Lorillard’s Chief Executive Officer, principal financial officer and three other most highly compensated executive officers in the last fiscal year (the “Named Executive Officers”) are:

•	base salary;

•	annual incentive compensation awards;

•	stock-based awards; and

•	other benefits.

Base Salary. Lorillard pays base salaries in order to attract and retain leadership talent and to provide a competitive basis of compensation that recognizes the skills and experience of the executive relative to the responsibilities of the position. Except for the Chief Executive Officer, market practices and compensation surveys were used to construct base salary ranges for the Named Executive Officers based on position and responsibility. National executive compensation salary surveys and published proxy information for the comparison group of peer organizations provided the basis and rationale to establish base salary range midpoints. The minimum and maximum of the range were set at 75% and 125% of the midpoint respectively. This standard grade range spread of 50 percentage points provided a market relevant base salary range with salary growth potential. The midpoint of each salary range was typically positioned at the 50th percentile of market practice, with some deviation from the midpoint due to specific factors applicable to each executive, such as seniority, experience level, scope of responsibility, or a unique combination of functional responsibilities. The Chief Executive Officer’s base salary is set forth in an employment agreement which was approved by the LTC Board and is described below under the caption “—Employment Agreement.”

The base salary for Named Executive Officers was primarily based upon a review of the following considerations:

•	comparative data provided by external data sources received from recognized executive compensation management and consulting firms;

•	performance of the executive; and

•	a review and analysis of the executive’s compensation, both on an absolute level and relative to other executive officers based on his responsibilities and strategic corporate achievement.

Base salary adjustments for Named Executive Officers are initiated by a periodic performance appraisal process. The frequency of such reviews is determined by the executive’s position-in-range and occurs within a 13 to 18 month cycle. The review process seeks to provide an assessment of each executive’s performance against the duties and responsibilities for the specific position and results in an overall performance rating in one of five rating categories. A specified base salary adjustment rate corresponds to each of the five rating categories. The lowest two ratings categories “fails to meet standards”’ and “needs improvement to meet standards”’ provide no base salary increase. The ratings categories “fully meets standards,” “exceeds standards” and “far exceeds standards” provide for 4.3%, 6.2% and 8.7% increases to base salary, respectively.

Annual Incentive Compensation Awards. Lorillard’s incentive compensation plan ensures that a significant portion of a Named Executive Officer’s annual compensation is at risk and dependent upon Lorillard’s overall performance and individual performance criteria intended to align the executive’s interests with stockholder interests. For the 2007 performance period, Lorillard determined that 50% of each annual incentive award would be based on Lorillard’s overall performance and the remaining 50% would be based on individual performance criteria, as described below. In January of each year, the Chief Executive Officer establishes, in consultation with each Named Executive Officer, three performance criteria for each Named Executive Officer. These criteria were used because the Chief Executive Officer believed they reflected the performance criteria that were most directly correlated to increasing enterprise value.

The maximum incentive payment target for all Named Executive Officers (excluding the Chief Executive Officer) was 50% of base salary in 2007. The percentage was designed to establish a significant incentive and provide motivation toward achieving expected Lorillard results. An individual’s performance in the achievement of specific criteria would have resulted in payments at less than the maximum incentive target levels, and no incentive payment would have been earned, if less than 80% of the combined (both company and individual) performance criteria were not achieved. The incentive payment target for the Chief Executive Officer is approved by the LTC Board and set forth in an employment agreement. A description of the agreement is under the caption “—Employment Agreement.”

The Chief Executive Officer, in his discretion, evaluates Lorillard’s overall performance based on market and competitive circumstances and other factors for purposes of determining the first 50% of the annual incentive bonus amounts for the other Named Executive Officers. For the remaining portion, the Chief Executive Officer also evaluates each Named Executive Officer’s performance in respect of each executive’s individual performance criteria. For 2007, the Chief Executive Officer took into account Lorillard’s overall performance and each Named Executive Officer’s performance in respect of each executive’s individual performance criteria (as further described below) and determined that the payment awarded to each Named Executive Officer under the incentive compensation plan should be made at the maximum incentive target established under the plan.

Mr. Staab’s individual performance criteria addressed the supervision of the SAP Enterprise System (20%), the development of accounting and financial reporting and finance models for the Lorillard and Swedish Match joint venture (20%), and the identification and development of new and current employees in the finance division (10%). The Chief Executive Officer determined that Mr. Staab’s performance warranted payment at the maximum incentive target.

Mr. Spell’s individual performance criteria addressed the management of the Lorillard and Swedish Match joint venture (20%), the development of an action plan to identify marketing and sales activity in certain geographies (20%), and the identification and development of new and current employees in the marketing/sales division (10%). The Chief Executive Officer determined that Mr. Spell’s performance warranted payment at the maximum incentive target.

Mr. Hennighausen’s individual performance criteria addressed the creation of a strategy for the integration of the plant engineering and the production maintenance departments (20%), the expansion of a process for managing the efficiencies in a manufacturing operation and the creation of a culture of continuous improvement (20%), and the identification and development of new and current employees in the operations division (10%). The Chief Executive Officer determined that Mr. Hennighausen’s performance warranted payment at the maximum incentive target.

Mr. Milstein’s individual performance criteria addressed the design and implementation of a plan to utilize the legal department’s electronic billing and enhanced data warehouse system to better evaluate and compare outside counsel spending patterns in order to minimize legal costs (20%), the evaluation of alternative fee or other arrangements to reduce litigation costs (20%), and a continuing legal education requirement that would be integrated into his areas of legal practice (10%). The Chief Executive Officer determined that Mr. Milstein’s performance warranted payment at the maximum incentive target.

The award under this plan for each of the Named Executive Officers is included in the column entitled “Bonus” in the Summary Compensation Table. Although in 2007 there was a subjective component involved in assessing each Named Executive Officer’s performance with respect to whether such executive’s individual performance criteria were met, the Chief Executive Officer determined these payments using established performance criteria. Lorillard anticipates that the terms and conditions of future awards, including the establishment of objective performance targets, and the assessment of goal achievement, will be determined by the Compensation Committee following completion of the Separation.

Stock-based awards. The third principal element of Lorillard’s compensation program for Named Executive Officers is a stock-based awards program pursuant to which grants are made in the form of SARs (the “Equity Plan”). Since Carolina Group Stock is a class of stock of Loews, the Equity Plan is currently administered by Loews’s compensation committee. Prior to the Separation, the Equity Plan will be adopted by Lorillard and will become a Lorillard plan, which will be administered by the Compensation Committee and all outstanding awards will be exercisable into Lorillard Common Stock with the same terms and conditions as existing awards.

SAR awards generally vest 25% per year over a period of four years and have a term of ten years. As a result, these awards recognize performance over a longer term than annual incentive compensation and encourage executives to continue their employment with Lorillard. The value of each SAR is directly linked to the amount of appreciation in the price of Carolina Group Stock from the date of grant. These awards are non-transferable and have no value if Carolina Group’s stock price does not rise from the date of grant. All of these elements further serve to align the executive’s interest with that of the enterprise.

Since the establishment of the Equity Plan in 2002, the number of stock options or SARs awarded to Named Executive Officers each year has remained relatively constant and the total number of stock-based awards issued to other executives and employees has increased only modestly during this period. Stock-based award levels for all eligible employees are determined primarily by each individual’s salary grade level. The stock-based award level for salary grade level 18 which includes the Chief Financial Officer, Executive Vice President Marketing and Sales, Executive Vice President Production Operations and the Senior Vice President, Legal & External Affairs, General Counsel and Secretary is 13,000 options or SARs. The stock-based award level for the Chief Executive Officer is 40,000 options or SARs. The Chief Executive Officer has discretion to reduce the executive’s stock-based award level based on the individual executive’s performance. In 2007, however, each of the Named Executive Officers received the full amount of the grant for their salary grade level. In 2007, the number of SARs was equal to the number of SARs granted in previous years, based on the recommendation of Lorillard’s Chief Executive Officer.

The amount of stock-based awards is determined in January of each year and grants are made in four equal installments in January, March, June and September. Each grant is made at an exercise or strike price equal to the average of the high and low sales price of Carolina Group Stock on the trading day immediately preceding the date of grant. Lorillard believes that this practice is fair and reasonable both to the individual executive and to Lorillard since it minimizes the impact that any particular event could have on the exercise or strike price of awards.

In 2006, the Equity Plan was amended to provide for the grant of SARs, and since such time only SARs have been awarded. This change was made to reduce the potential for stockholder dilution, as the maximum number of shares issuable upon the exercise of SARs is less than the number of shares issuable upon the exercise of an equivalent number of stock options. The value of the award to the Named Executive Officer is not impacted by this change.

Other benefits. The Named Executive Officers (excluding the Chief Executive Officer) participate in the Senior Executive Severance Plan, as further described below. Lorillard provides the same benefits to Named Executive Officers as for substantially all of its salaried employees. In addition to the qualified and non-qualified pension plans described below, Lorillard offers an employees savings plan under Section 401(k) of the Code and medical and other welfare benefits.

Impact of tax treatment on compensation policies. No Lorillard executive is subject to Section 162(m) of the Code. For this reason, currently there is no policy in place to address Section 162(m) compliance. Section 162(m) of the Code limits the deductibility of compensation paid to Named Executive Officers for federal income tax purposes to $1 million per year to each Named Executive Officer, unless such compensation is considered to be performance based. Lorillard anticipates that, once constituted, the Compensation Committee will address Section 162(m) compliance and provide direction to implement Lorillard’s compensation strategy for the Named Executive Officers.

2007 Summary Compensation Table

The following table sets forth the compensation of Lorillard’s Named Executive Officers for the year ended December 31, 2007:

	Year	Salary	Bonus(1)	Stock Option/ SAR Awards(2)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Martin L. Orlowsky Chairman, President and Chief Executive Officer	2007	$1,997,477	$1,100,000	$386,933	$724,670	$874,313	$5,083,393

Thomas R. Staab Senior Vice President, Finance, Chief Financial Officer and Treasurer	2007	537,874	282,185	127,197	86,620	12,579	1,046,455

Randy B. Spell Executive Vice President, Marketing and Sales	2007	545,419	271,123	127,197	207,929	179,411	1,331,079

Charles E. Hennighausen Executive Vice President, Production Operations	2007	544,037	279,992	127,197	65,506	9,000	1,025,732

Ronald S. Milstein Senior Vice President, Legal and External Affairs, General Counsel and Secretary	2007	551,116	291,012	119,608	102,070	33,441	1,097,247

(1)	Except for the Chief Executive Officer, these amounts represent awards under Lorillard’s incentive compensation plan. As described in the Compensation Discussion and Analysis (beginning on page 68), such awards are determined based on the Chief Executive Officer’s assessment of Lorillard’s overall performance and the individual performance of the Named Executive Officers with respect to their individual performance criteria. The amount paid to the Chief Executive Officer represents awards granted pursuant to the terms of his employment agreement.
(2)	These amounts represent the amount of compensation recognized for financial statement reporting purposes for 2007, in accordance with FAS 123(R) associated with Equity Plan awards through December 31, 2007 (but disregarding estimates of forfeitures for service based vesting). Assumptions used in the calculation of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-14.
(3)	These amounts represent the actuarial increase in the present value of each Named Executive Officer’s pension benefit under Lorillard’s retirement plans and the Chief Executive Officer’s supplemental retirement agreement as of December 31, 2007 over the value of those benefits as of December 31, 2006, all as determined using the same interest rate and other assumptions as those used in Lorillard’s financial statements. Assumptions used in the calculations of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-14.
(4)	These amounts include insurance policy premiums for Messrs. Orlowsky, Spell and Milstein in the amounts of $846,000, $162,995, and $20,000, respectively. The insurance program was closed to participants prior to Messrs. Staab and Hennighausen vesting for benefits under the plan. The amount shown also includes annual cash received and not used to purchase medical and other welfare benefits (Messrs. Orlowsky, Staab, Spell and Milstein in the amounts of $19,313, $3,579, $7,415, and $4,441, respectively). The amounts also include $9,000 for each Named Executive Officer representing Lorillard’s matching contribution to the Lorillard Tobacco Company Employees Savings Plan.

2007 Grants of Plan-Based Awards

The following table shows information regarding awards granted to each of Lorillard’s Named Executive Officers under the Equity Plan during the year ended December 31, 2007:

Name	Grant Date	Approval Date	All Other Option/SAR Awards; Number of Securities Underlying Stock Options/SARs(1)	Exercise or Base Price of Stock Options/SAR Awards(2)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Stock Option/SAR Awards(3)
Martin L. Orlowsky	1/9/2007	1/9/2007	10,000	$64.86	$66.05	$136,984
	3/30/2007	1/9/2007	10,000	75.20	75.61	155,769
	6/29/2007	1/9/2007	10,000	77.79	77.27	171,523
	9/28/2007	1/9/2007	10,000	80.78	82.23	205,152

Thomas R. Staab	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Randy B. Spell	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Charles E. Hennighausen	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Ronald S. Milstein	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

(1)	These amounts represent awards of SARs granted under the Equity Plan. In accordance with its practice, in 2007 Loews’s Compensation Committee established an annual award in January authorizing the grant of SARs in four equal installments over the following year.
(2)	The exercise price per share was calculated in accordance with the Equity Plan by averaging the high and low sales prices of the Carolina Group stock as traded on the NYSE on the business day immediately preceding the grant date.
(3)	The Grant Date value is calculated in accordance with the provisions of FAS 123(R) using the Black-Scholes option valuation methodology. Assumptions used in the calculations of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-14.

2007 Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock options and SARs granted to each Named Executive Officer under the Equity Plan. The securities reported were outstanding as of December 31, 2007. All awards with expiration dates prior to January 2016 represent stock options, and awards with expiration dates on or after January 2016 represent SARs.(1)

Name	Number of Securities Underlying Unexercised Stock Options/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Options/SAR Exercise Price	Stock Options/SAR Expiration Date
Martin L. Orlowsky	—	2,188	$25.49	1/16/2014
	—	2,188	26.79	1/16/2014
	—	2,188	24.53	1/16/2014
	—	2,188	23.90	1/16/2014
	—	5,000	32.09	1/20/2015
	—	5,000	32.63	1/20/2015
	—	5,000	32.86	1/20/2015
	—	5,000	39.25	1/20/2015
	—	7,500	46.25	1/31/2016
	—	7,500	47.86	1/31/2016
	—	7,500	51.64	1/31/2016
	—	7,500	55.35	1/31/2016
	—	10,000	64.86	1/9/2017
	—	10,000	75.20	1/9/2017
	—	10,000	77.79	1/9/2017
	—	10,000	80.78	1/9/2017

Randy B. Spell	—	813	25.49	1/16/2014
	—	813	26.79	1/16/2014
	—	813	24.53	1/16/2014
	—	813	23.90	1/16/2014
	—	1,625	32.09	1/20/2015
	—	1,625	32.63	1/20/2015
	—	1,625	32.86	1/20/2015
	—	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Thomas R. Staab	3,250	—	28.00	1/31/2012
	6,500	—	22.74	1/21/2013
	1,625	813	25.49	1/16/2014
	1,625	813	26.79	1/16/2014
	1,625	813	24.53	1/16/2014
	2,437	813	23.90	1/16/2014
	1,625	1,625	32.09	1/20/2015
	1,625	1,625	32.63	1/20/2015
	1,625	1,625	32.86	1/20/2015
	1,625	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Name	Number of Securities Underlying Unexercised Stock Options/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Options/SAR Exercise Price	Stock Options/SAR Expiration Date

Charles E. Hennighausen	—	813	25.49	1/16/2014
	—	813	26.79	1/16/2014
	—	813	24.53	1/16/2014
	—	813	23.90	1/16/2014
	—	1,625	32.09	1/20/2015
	—	1,625	32.63	1/20/2015
	—	1,625	32.86	1/20/2015
	—	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Ronald S. Milstein	—	625	25.49	1/16/2014
	—	625	26.79	1/16/2014
	—	625	24.53	1/16/2014
	—	625	23.90	1/16/2014
	—	1,250	32.09	1/20/2015
	—	1,250	32.63	1/20/2015
	—	1,250	32.86	1/20/2015
	—	1,250	39.25	1/20/2015
	—	2,438	46.25	1/31/2016
	—	2,438	47.86	1/31/2016
	—	2,438	51.64	1/31/2016
	—	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

(1)	Each stock option and SAR granted to the Named Executive Officers and reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and has a term of ten years.

2007 Stock Option Exercises and Stock Vested Table

The following table sets forth information for each of the Named Executive Officers regarding the number of shares in aggregate acquired upon exercise of stock options and SARs during 2007 based on the closing price of shares on the exercise date:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Martin L. Orlowsky	28,434	$1,186,928
Randy B. Spell	22,750	1,196,441
Charles E. Hennighausen	12,186	523,713
Ronald S. Milstein	7,816	327,188

2007 Pension Benefits

The following table shows retirement benefits, accrued on behalf of each of Lorillard’s Named Executive Officers, through December 31, 2007 under Lorillard’s tax qualified, non-contributory defined benefit plan (the “Pension Plan”) and the non-qualified Benefit Equalization Plan (the “BEP”).

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Plan Benefit
Martin L. Orlowsky	Pension Plan(1)	17.2	$438,380
	BEP(2)	17.2	3,707,452
	Supplemental Retirement Benefit(3)	11.8	2,714,101
Thomas R. Staab	Pension Plan(1)	9.3	238,408
	BEP(2)	9.3	344,863
Randy B. Spell	Pension Plan(1)	30.9	1,037,682
	BEP(2)	30.9	1,549,278
Charles E. Hennighausen	Pension Plan(1)	5.2	102,771
	BEP(2)	5.2	165,003
Ronald S. Milstein	Pension Plan(1)	11.5	208,588
	BEP(2)	11.5	334,550

(1)	These amounts represent the calculated pension value provided by the qualified retirement plan. Calculation: Average of five highest annual years of base salary (subject to IRS limits) over last ten years of service multiplied by 1.2% or 1.6% (depending on plan design at time of hire) multiplied by years of service.
(2)	These amounts represent the calculated pension value under the non-qualified benefits provided by the BEP.
(3)	This amount represents a one-time payment arrangement with Mr. Orlowsky provided by his employment agreement in effect in 2007 based on credited service of 11.833 years. This amount is considered to be paid under the BEP.

2007 Nonqualified Deferred Compensation

Prior to 2007, 50% of the annual incentive compensation award was subject to mandatory deferral, and was paid the following year. The table below shows the amount of annual incentive compensation awards (and earnings on such amounts) for services during fiscal year 2006 and distributed to the Named Executive Officers in 2007. During fiscal year 2007, Lorillard discontinued the practice of mandatory deferrals of a portion of the annual incentive compensation awards.

Name	Aggregate Earnings in 2007	Aggregate Withdrawals/ Distributions(1)	Aggregate Balance at December 1, 2007
Martin L. Orlowsky	$—	$—	$—
Thomas R. Staab	6,641	136,441	—
Randy B. Spell	6,936	142,497	—
Charles E. Henninghausen	6,589	135,380	—
Ronald S. Milstein	6,849	140,709	—

(1)	Includes aggregate earnings in 2007.

Senior Executive Severance Plan Benefits as of December 31, 2007

The table below shows each of the components and total amount of severance to be paid to Lorillard’s Named Executive Officers (except for Mr. Orlowsky) under the Senior Executive Severance Pay Plan assuming that they had terminated employment on December 31, 2007 in a manner that would entitle them to severance benefits under that plan.

Name	2 X Base Salary 2007	3 Years of COBRA with 35% Gross-up	Incentive Compensation Plan Payments(1)	Total
Thomas R. Staab	$1,128,738	$61,492	$282,185	$1,472,415
Randy B. Spell	1,178,840	62,225	294,710	1,535,775
Charles E. Hennighausen	1,119,966	62,225	279,992	1,462,183
Ronald S. Milstein	1,164,046	61,492	291,012	1,516,550

(1)	The incentive compensation plan payments represent 50% of the Named Executive Officer’s base salary on December 31, 2007.

Chief Executive Officer Severance Benefits as of December 31, 2007

The table below shows each of the components and total amount of severance to be paid to Mr. Orlowsky pursuant to his employment agreement that was in effect on December 31, 2007 assuming that he had terminated employment on December 31, 2007, in a manner that would entitle him to severance benefits under his employment agreement. The severance provisions under Mr. Orlowsky’s new employment agreement are described on page 84.

Name	Salary	Bonus	Supplemental Retirement Benefit	Total
Martin L. Orlowsky	$2,000,000	$1,100,000	$2,714,101	$5,814,101

2007 Lorillard Director Compensation

The table below presents compensation for directors of Lorillard during 2007. Except for Mr. Orlowsky, these individuals are not directors or employees of Lorillard Tobacco Company and do not participate in Lorillard Tobacco Company employee compensation or benefit programs.

Name	Fees Earned or Paid in Cash (1)
Gerard M. Byrne (2)	$24,000
Connie S. Linhart (2)	—
Martin L. Orlowsky	—

(1)	These amounts represent all fees earned for service as a director of Lorillard in 2007. Ms. Linhart received a salary as President and Treasurer of Lorillard equal to $31,491. Mr. Byrne, Vice President and Assistant Treasurer of Lorillard, was not paid as an officer of Lorillard. He was compensated for his service as a director of Lorillard in 2007.
(2)	On January 22, 2008, Mr. Byrne and Ms. Linhart resigned their positions as directors and officers of Lorillard, except that Ms. Linhart remains an Assistant Treasurer of Lorillard.

Following the Separation, Lorillard anticipates that directors’ compensation will consist of cash and grants of restricted stock pursuant to the Lorillard 2008 Incentive Compensation Plan (described below).

Securities Authorized for Issuance under the Equity Plan

The following table provides information as of December 31, 2007 for the Equity Plan:

	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted average exercise price of outstanding stock options warrants and rights	Number of securities remaining available for future issuance under plans (excluding securities reflected in the first column)
Equity Plan	628,328	$49.78	360,500

Certain of the awards granted pursuant to the Equity Plan are stock settled stock appreciation rights. The first column above includes the full number of shares to which the award relates, (rather than the number of shares which would settle the award as of December 31, 2007) and all of those shares are excluded from the last column.

The Equity Plan

The Equity Plan was approved by Loews’s compensation committee and stockholders. Grants of stock options and SARs were approved by Loews’s compensation committee. Upon completion of the Separation, the Equity Plan will be assumed by Lorillard solely for purposes of satisfying existing obligations related to awards of previously granted SARs and options. All outstanding awards under the Equity Plan will be exercisable into Lorillard Common Stock rather than Carolina Group Stock. The aggregate shares of Lorillard Common Stock for which options or SARs are outstanding under the Equity Plan is 714,825 shares. Following the Separation, no new awards will be granted under the Equity Plan. As described below in “—The Lorillard 2008 Incentive Compensation Plan,” Lorillard has adopted the 2008 Incentive Compensation Plan to provide for equity incentives following the Separation.

Plan Eligibility and Administration

The authority to control and manage the operation and administration of the Equity Plan will be vested in the Compensation Committee or such other committee of the Board of Directors may from time to time designate. The Compensation Committee will have the authority and discretion to interpret the Equity Plan, to establish, amend, and rescind any rules and regulations relating to the plan, and to make all other determinations that may be necessary or advisable for the administration of the plan. Any such interpretation of the Equity Plan by the Compensation Committee and any decision made by it under the Equity Plan is final and binding on all persons. In addition the Compensation Committee, in its discretion, may make equitable adjustments to the awards in the event of certain transactions.

Types of Awards

Outstanding awards under the Equity Plan consist of options and SARs.

Stock Options. A stock option permits the participant to purchase shares of stock at an exercise price established by the Compensation Committee. Pursuant to the Equity Plan, the exercise price of each stock option granted under the Equity Plan will be established by the Compensation Committee or will be determined by a method established by the Compensation Committee at not less than 100% of the fair market value of a share of Carolina Group Stock on the date of grant. Each stock option will vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant, and will thereafter remain exercisable during the stock option term.

Stock Appreciation Rights

A SAR is the right to receive an amount equal in value to the excess, if any, on the date of exercise, of the fair market value of a share of Lorillard stock over the exercise price of the SAR. Upon the exercise of a SAR, the participant will be entitled to receive an amount equal to the product of (i) the excess of the fair market value of one share of stock over the exercise price of the applicable SAR and (ii) the number of shares of Lorillard stock in respect of which the SAR has been exercised. As determined by the Compensation Committee, the applicable award certificate will specify whether such payment is to be made in cash or Lorillard Common Stock or both, or will reserve to the Compensation Committee or the participant the right to make that determination prior to or upon the exercise of a SAR.

Pursuant to the Equity Plan, the exercise price per share of Lorillard Common Stock subject to a SAR was not less than 100% of the fair market value of a share of Carolina Group Stock on the grant date. With certain limited exceptions, SARs vest and become exercisable at such time or times and subject to such terms and conditions as determined by the Loews compensation committee and set forth in the applicable award certificate.

In no event may any option or SAR granted under the Equity Plan be amended, other than in connection with certain corporate transactions specified in the plan, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new stock option or SAR with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes, as a “repricing” of such option or SAR, unless such amendment, cancellation, or action is approved by Lorillard’s stockholders.

Term. Unless otherwise provided by the Compensation Committee at the time of grant or thereafter, the term of each option or SAR will end on the earliest of (i) the date on which such option or SAR has been exercised in full, (ii) the date on which the participant experiences a termination for cause or a voluntary termination, (iii) the one-year anniversary of the date on which the participant experiences a termination due to death or disability, (iv) the three-year anniversary of the date on which the participant experiences a termination due to such person’s retirement, and (v) the 90th day after the participant experiences a termination for any other reason. However, in no event may the term exceed ten years from the date of grant of the option or SAR. Except as otherwise determined by Loews’s compensation committee at the time of grant, upon the occurrence of a termination of a participant for any reason, the term of all outstanding options or SARs held by the participant that are unvested as of the date of such termination will thereupon end and such unvested options or SARs will be forfeited immediately. However, the Compensation Committee may, in its sole discretion, accelerate the vesting of any option or SAR or extend the exercise period of any option or SAR (but not beyond the ten-year anniversary of the grant date).

Transferability. Stock options and SARs granted under the Plan are not transferable except (i) as designated by the participant by will or by the laws of descent and distribution or (ii) in the case of a Free-Standing SAR or NQO and any associated Tandem SAR, as otherwise expressly permitted by the Compensation Committee.

Amendment and Termination

The Board of Directors of Lorillard may, at any time, amend or terminate the Equity Plan. No amendment or termination may, in the absence of written consent to the change by the affected participant (or, if the participant is not then living, the affected beneficiary), adversely affect the rights of any participant or beneficiary under any stock option or SAR granted under the Equity Plan prior to the date such amendment is adopted by the Board of Directors of Lorillard.

The Lorillard 2008 Incentive Compensation Plan

Lorillard intends to adopt the 2008 Incentive Compensation Plan (the “Incentive Compensation Plan”) on or prior to the Separation Date. Following the Separation, Lorillard anticipates granting (i) “SARs” and/or stock options to its executive officers and (ii) restricted stock to its directors. In addition, following the Separation, Lorillard expects that annual cash incentive compensation payments to its senior executive officers will be performance based awards pursuant to the Incentive Compensation Plan. Lorillard anticipates that prior to the Separation, it will make cash incentive compensation payments to its senior executive officers under Lorillard’s existing incentive arrangements. The purpose of the Incentive Compensation Plan is to attract, retain and motivate participants, by means of appropriate incentives, to achieve Lorillard’s goals and to promote the financial interests of Lorillard and its subsidiaries.

Types of Awards

The Incentive Compensation Plan provides for the grant of stock options (both incentive stock options “ISOs” and non-qualified stock options), restricted stock, restricted stock units, stock bonus awards, SARs, performance awards, other stock-based awards, and other cash-based awards to Lorillard’s employees, non-employee directors and consultants who are selected by the Compensation Committee.

Administration

The Incentive Compensation Plan is administered by the Compensation Committee, which has the authority, in its sole discretion, to administer the Incentive Compensation Plan and to grant awards, to determine who will be granted awards, the type and number of awards to be granted and all of the terms and conditions, restrictions and performance criteria, if any, relating to any awards. The Compensation Committee is also authorized to determine to what extent an award may be settled, cancelled, forfeited, exchanged or surrendered, to interpret the Incentive Compensation Plan and any awards granted under the Incentive Compensation Plan and to make all other determinations necessary or advisable for the administration of the Incentive Compensation Plan. Where the vesting or payment of an award under the Incentive Compensation Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor the Board of Directors of Lorillard has the authority, under the Incentive Compensation Plan, except in the event of a corporate transaction to amend an existing award to reduce the exercise price of an outstanding stock option or SAR or cancel an outstanding stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price that is less than the original award without stockholder approval. All decisions and interpretations of the Compensation Committee or the Board of Directors of Lorillard shall be final and binding on all persons with an interest in any award granted pursuant to the Incentive Compensation Plan.

Limitations on Awards

A maximum of 3,000,000 shares may be issued under the Incentive Compensation Plan (subject to adjustment). In no event may the total number of shares of Lorillard stock to be awarded to any one participant during any tax year of Lorillard exceed 500,000 shares (subject to adjustment). No more than 1,000,000 shares (subject to adjustment) may be issued as incentive stock options under the Incentive Compensation Plan. The annual maximum value of the aggregate payment that any participant may receive with respect to any other cash-based award that is a annual incentive award is $10,000,000. Shares issued under the Incentive Compensation Plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under the Incentive Compensation Plan are forfeited, cancelled, or surrendered or if an award terminates or expires without a distribution of shares, the shares with respect to such award, shall, to the extent of any such forfeiture, cancellation, surrender, withholding, termination or expiration again be available for awards pursuant to the Incentive Compensation Plan.

Adjustments

In the event of a corporate transaction involving Lorillard shares, such as a stock dividend, stock split, reorganization, merger, consolidation, repurchase or share exchange, the Compensation Committee shall make an equitable adjustment to preserve the benefits or potential benefits of the Incentive Compensation Plan and outstanding awards. Action by the Compensation Committee shall include, as applicable (i) adjustment of the number and kind of shares which may be delivered under the Incentive Compensation Plan, (ii) adjustment of the number and kind of shares subject to the Incentive Compensation Plan’s limitations, (iii) adjustment of the number and kind of shares or property that may be subject to outstanding awards, (iv) adjustment to the exercise price, grant price or purchase price of any outstanding award, (v) settlement in cash or stock of an outstanding award, and (vi) any other adjustments that the Compensation Committee determines is equitable.

Types of Awards

The Compensation Committee determines all of the terms and conditions of awards under the Incentive Compensation Plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

Stock Options and Stock Appreciation Rights. The terms and conditions of stock options and SARs granted under the Incentive Compensation Plan are determined by the Compensation Committee and set forth in an award certificate. Stock options granted under the Incentive Compensation Plan may be “incentive stock options” within the meaning of Section 422 of the Code, or non-qualified stock options. SARs confer on the participant the right to receive an amount in cash or shares equal to the excess of the fair market value of a share on the date of exercise over the exercise price of the SAR, and may be granted alone or in tandem with a stock option. The exercise price of a stock option or SAR granted under the Incentive Compensation Plan may not be less than the fair market value of Lorillard’s common stock on the date of grant. The period to exercise a stock option or SAR may not exceed ten years. The grant price of a SAR granted in tandem with a stock option will be the same as the stock option to which the SAR relates. The vesting of a stock option or SAR is subject to such conditions as the Compensation Committee may determine, which may include the attainment of performance goals.

Restricted Stock and Restricted Stock Units. The terms and conditions of awards of restricted stock and restricted stock units granted under the Incentive Compensation Plan are determined by the Compensation Committee and set forth in an award certificate. A restricted stock unit confers on the participant the right to receive shares in the future. These awards are subject to restrictions on transferability which lapse under those circumstances that the Compensation Committee determines, which may include the completion of a specified period of service or attainment of performance goals. The Compensation Committee may determine that the holder of restricted stock may vote and/or receive dividends on the shares underlying the award.

Other Stock-or Cash-Based Awards. The Incentive Compensation Plan also provides that the Compensation Committee is authorized to grant awards to participants in the form of other stock-based awards or other cash-based awards consisting of stock purchase rights, awards of shares, or awards valued in whole or in part by reference to or otherwise based upon shares which are as determined by the Compensation Committee, consistent with the purposes of the Incentive Compensation Plan.

Performance Based Awards. The Compensation Committee is authorized to grant stock and or cash based performance awards either alone or in tandem with other awards under the Incentive Compensation Plan to acquire shares or receive cash payments, in such amounts and subject to such terms and conditions as the Compensation Committee shall determine. Such awards are intended to qualify as performance-based compensation under section 162(m) of the code. Payments of performance based awards (whether in cash or shares), will be made solely upon attainment of one or more of the following performance goals: revenue, economic value added “EVA”, net income, operating income, unit volume, return on shareholders’ equity, return on sales, stock price, earnings per share, growth in earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), cash flow, sales growth, margin improvement, income before taxes “IBT”, IBT margin, return on investment, return on capital, return on assets, values of assets, market share, market penetration goals, personnel performance goals, business development goals (including without limitation regulatory submissions, product launches and other business development-related opportunities), regulatory compliance goals, customer retention goals, customer satisfaction goals, goals relating to acquisitions or divestitures, gross or operating margins, operating efficiency, working capital performance, expense targets and/or productivity targets or ratios.

The performance goals may be applied to Lorillard or one or more of Lorillard’s subsidiaries or divisions or strategic business units. The Compensation Committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, including acquisitions and dispositions of stock or assets, in response to changes in laws or regulations or to account for extraordinary or unusual events. The Compensation Committee is authorized to establish other rules applicable to performance based awards to the extent not inconsistent with Section 162(m) of the Internal Revenue Code of 1986. No payment of performance based awards may be made under the Incentive Compensation Plan prior to certification by the Compensation Committee that the applicable performance goals have been attained.

Payment of Award Price

Unless the Compensation Committee provides in the award certificate or otherwise, written notice of exercise of a stock option or SAR must be accompanied by payment of the full exercise price. The Incentive Compensation Plan provides that payment of the stock option or SAR exercise price and of any other payment required by the award certificate may, unless otherwise determined by the Compensation Committee, be made in any combination of the following: (a) in cash (which includes a cashless exercise program), (b) by delivery of previously-acquired shares, or (c) on a net-settlement basis with Lorillard withholding an amount of shares sufficient to cover the exercise price and tax withholding obligation.

Termination of An Award

With respect to vested awards, unless otherwise provided by the Compensation Committee in the award certificate or otherwise, the Incentive Compensation Plan provides that the term of each award shall end on the earliest of (i) the date on which such stock option or SAR has been exercised in full, all restrictions on such restricted stock award have lapsed in full, shares in respect of such restricted stock unit have been delivered, or such performance share, annual incentive award, stock bonus award or other stock-based or cash-based award have been paid or settled, (ii) except as described in (iii), (iv) or (v) below, the participant’s termination date, (iii) with respect to a stock option or SAR that has vested, the one-year anniversary of the date on which the participant dies or becomes disabled, (iv) with respect to a stock option or SAR that has vested, the three-year anniversary of the date on which the participant retires, (v) with respect to a stock option or SAR that has vested, the end of the 90-day period following a participant’s termination of employment (other than an termination listed in subsection (iii) or (iv) above), or (vi) with respect to a stock option or SAR, the tenth anniversary of the date of grant.

With respect to unvested awards, unless the Compensation Committee otherwise specifies, all awards that are unvested, unexercisable, restricted or subject to a performance condition, shall be immediately forfeited upon a participant’s termination of employment. The Compensation Committee may in its discretion, however, accelerate the vesting, extend the exercise period and remove any restriction or performance condition (but not in a manner inconsistent with Internal Revenue Code of 1986 Section 162(m)), with respect to any outstanding award (but with respect to a stock option or SAR, not beyond the tenth anniversary of the date of grant).

Effect of a Change in Control

The Incentive Compensation Plan provides that, unless otherwise determined by the Compensation Committee, in the event of a change in control (as defined in the Incentive Compensation Plan), all awards granted under the Incentive Compensation Plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved at the target level. Upon such a change in control, the Compensation Committee may provide for cancellation of all outstanding stock options and SARs, and in exchange for such cancelled stock option or SAR, payment either in (i) cash, (ii) shares of a successor entity, or (iii) a combination of cash or shares, at the discretion of and in a per share amount with respect to such stock option or SAR as determined by the Compensation Committee, equal to the excess, if any, of the fair market value of a share as of the date of the change in control over the per share exercise price of such stock option or SAR.

Amendment or Termination

The Board of Directors of Lorillard or the Compensation Committee, may, at any time, suspend or terminate the Incentive Compensation Plan or revise or amend it in any respect, provided, however, that shareholder approval shall be required if and to the extent the Board of Directors of Lorillard or the Compensation Committee determines that such approval is necessary for purposes of satisfying the provisions of applicable law. Without the consent of an affected participant (or, if applicable, their representative or beneficiary), no amendment or termination of the Incentive Compensation Plan shall adversely affect a participant’s rights with respect to an outstanding award.

Pension Plans

Lorillard provides benefits under the Pension Plan for substantially all of its salaried employees, including the Named Executive Officers. The Pension Plan is designed to replace approximately one-third of a participant’s annual salary compensation after accumulating 30 years of service and having reached age 55. The Pension Plan is subject to the normal annual earnings limits established by the Internal Revenue Service. For this reason, Lorillard provides benefits under the BEP to certain executives, including the Named Executive Officers, that meet certain earnings requirements. The BEP provides for an additional accrual and payment of benefits, which are not available under Lorillard’s salaried pension plan as a result of the Internal Revenue Service limitations listed above. Employees become eligible to participate in the BEP and the Pension Plan after completion of one year of service.

Under his employment agreement, the Chief Executive Officer is provided a supplemental retirement benefit equal to the benefit that would have been paid to him under Lorillard’s retirement plans calculated as if he was credited with additional years of service equal to 30 years minus Mr. Orlowsky’s service under Lorillard’s retirement plan.

The Pension Plan is a defined benefit plan in which the benefit is calculated using the employee’s highest average annual base salary during any period of five consecutive years of the ten years immediately preceding retirement. This earnings figure is multiplied by a flat percentage defined for specific years of service and by total length of credited service to obtain the annual benefit payable under the plan. Payment from this plan is in the form of an annuity. Retirees can choose a single life annuity, a ten-year period certain annuity, or they can select one of four joint and survivor options. Plan participants are vested in the plan after five years of service.

The benefit calculation for the BEP is the same as the Pension Plan calculation using the salary amounts in excess of the specific IRS limits for each of the years of the employee’s service. A limited number of participants, including three of the Named Executive Officers, have an executive split-dollar life insurance policy, provided by Lorillard’s Executive Insurance Plan, that provides Lorillard with a funding mechanism for benefits provided under the BEP. The Executive Insurance Plan provides benefits to a closed group of employees, but the amounts of the policies are not frozen. Payment from the BEP had been similar to the qualified pension until January of 2008, when the plan was modified to comply with new 409A regulations by limiting the payout to lump sums only.

Severance Plan

Lorillard’s Senior Executive Severance Pay Plan provides for continued compensation and benefits to selected senior executives of Lorillard whose employment is terminated without cause or who terminate for good reason, as defined in the plan. Upon a qualified termination of employment, the executive will be entitled to a payment equal to two times his or her base salary to be paid in equal bi-monthly installments over a period of 36 months following the executive’s termination. The executive will also be entitled to a payment equal to the unpaid portion of his or her management incentive plan bonus (calculated as if the executive met all performance targets) to be paid in two equal installments on the incentive plan payment dates next following such executive’s termination of employment. The plan also provides for (i) a payment equal to the cost of COBRA continuation coverage under Lorillard’s health plans for a period of three years following such termination of employment, such payment will be “grossed-up” for taxes using an effective tax rate of 35%, and (ii) up to 24 months of outplacement services.

In order to receive these benefits, an executive must (i) execute a release agreement satisfactory to Lorillard, (ii) return any financial advances and Lorillard property, and (iii) reconcile his or her expense account and repay any loans due to Lorillard. If the payments and benefits under the plan (together with other compensation due from Lorillard) would constitute “excess parachute payments” as defined under Section 280G of the code, then the executive’s benefits under the plan will be reduced to the extent necessary to avoid adverse tax treatment.

At any time prior to the time that Mr. Orlowsky ceases to serve as Chief Executive Officer or after the third anniversary of the date Mr. Orlowsky ceased to serve as Chief Executive Officer, the plan may be amended, modified or terminated, provided, however, that such amendment may not affect the plan benefits with respect to any executive who has terminated his or her employment with Lorillard. During the three year period after Mr. Orlowsky ceases to serve as Chief Executive Officer, Lorillard may not amend, modify or terminate the plan or remove any executive as a participant in the plan.

Employment Agreement

Mr. Orlowsky, Lorillard’s Chairman, President and Chief Executive Officer, entered into an employment agreement with Lorillard dated February 1, 2008 (the “Employment Agreement”) and subsequently entered into an amendment to the Employment Agreement, dated May 5, 2008 (the “Amended Employment Agreement”). The Employment Agreement replaces Mr. Orlowsky’s prior employment agreement which was scheduled to expire on December 31, 2008. The term of the Employment Agreement will expire on December 31, 2009.

Pursuant to the Employment Agreement Mr. Orlowsky is entitled to an annual base salary of not less than $2,200,000 and an annual cash incentive of not less than $1,500,000. The Amended Employment Agreement provides (i) that following the Separation, annual cash incentives will be determined under the Incentive Compensation Plan; and (ii) for a payment of $750,000 representing cash incentive for the period commencing January 1, 2008 and ending June 30, 2008. In addition, Mr. Orlowsky received a one-time bonus equal to $10,000,000 that was paid in March 2008. The Employment Agreement provides Mr. Orlowsky with a supplemental retirement benefit equal to the benefit that would have been paid to him under Lorillard’s retirement plans calculated as if he was credited with additional years of service equal to 30 years minus Mr. Orlowsky’s service under Lorillard’s retirement plan, and based upon an annual base salary equal to $2,200,000. This supplemental benefit will be earned and payable provided Mr. Orlowsky remains employed through December 31, 2009 or if his employment is terminated due to his death, disability or by Lorillard without cause. The supplemental benefit will be paid in a lump sum following Mr. Orlowsky’s separation from service, disability or death.

The Employment Agreement provides that if Mr. Orlowsky’s employment is terminated for a reason other than for cause or death, Lorillard will continue to pay his base salary and annual cash incentive payments for the remainder of the employment term. The Employment Agreement further provides that if Mr. Orlowsky dies during the term of his Employment Agreement, in addition to the proceeds of any life insurance or other Lorillard employee benefits to which his widow may be entitled, Lorillard shall pay to Mr. Orlowsky’s widow, if she survives, his base salary in effect at the time of his death for a period of six months after his death. Following any termination of employment, the Employment Agreement specifies that Mr. Orlowsky will abide by non-solicitation and non-competition provisions for a period of three years and confidentiality provisions in perpetuity. The Employment Agreement also specifies that Mr. Orlowsky will receive benefits no less favorable than those offered generally to other executives of Lorillard.

No other executives have employment agreements with Lorillard.

Indemnification Agreements

Prior to completion of the Separation, Lorillard intends to enter into separate indemnification agreements with its directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and Lorillard’s certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with Lorillard’s approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of Lorillard’s indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of Lorillard (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Lorillard if it is found that such indemnitee is not entitled to such indemnification under applicable law and Lorillard’s certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Lorillard pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHARES OF LORILLARD ELIGIBLE FOR FUTURE SALE

Prior to the Separation, there will not have been a public market for Lorillard Common Stock. Future sales of substantial amounts of Lorillard Common Stock in the public market, or the possibility of these sales, could adversely affect the trading price of Lorillard Common Stock and could impair Lorillard’s future ability to raise capital through the sale of equity at a time and price it deems appropriate.

Immediately following the Separation, Lorillard will have outstanding 173,923,429 shares of common stock, all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by Lorillard’s “affiliates,” as defined in Rule 144 under the Securities Act, which will be subject to certain restrictions thereunder. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Lorillard. The directors and principal executive officers of Lorillard, as well as significant stockholders of Lorillard, may be considered affiliates. Affiliates of Lorillard may sell their shares of Lorillard Common Stock only pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements of the Securities Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

OF LORILLARD COMMON STOCK

All of the outstanding shares of Lorillard Common Stock are currently owned by Loews. In the Redemption, Loews will distribute 108,478,429 shares of Lorillard Common Stock in exchange for and in redemption of all of the outstanding shares of Carolina Group Stock. Information in the table below reflects beneficial ownership as of May 7, 2008.

Beneficial ownership of Lorillard Common Stock (including shares of Lorillard Common Stock with respect to which each individual or entity will acquire voting and/or investment power within 60 days) for: (1) each person or entity who owns of record or beneficially 5% or more of Lorillard Common Stock; (2) the executive officers and directors of Lorillard; and (3) Lorillard’s executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

Based on publicly available information, Lorillard is not aware of any 5% beneficial owner of Lorillard Common Stock (other than Loews). This list of beneficial owners is based on current stockholdings and assumes that each owner of Carolina Group Stock will retain ownership of shares of Lorillard Common Stock after the Separation. If any of Lorillard’s directors or officers participates in the Exchange Offer, the number and percentage of shares of Lorillard Common Stock that he owns will increase.

	Shares of Lorillard Common Stock Beneficially Owned

	Before the Separation		After theSeparation
Name of Beneficial Owner(1)	Number of Shares	Percentage of Class(2)	Number of Shares	Percentage of Class(2)

Loews Corporation(3)	173,923,429	100%	—	—

Martin L. Orlowsky(4)	—	—	38,752	*

David H. Taylor	—	—	—	*

Ronald S. Milstein(5)	—	—	13,118	*

Charles E. Hennighausen(6)	—	—	6,498	*

Randy B. Spell(7)	—	—	17,748	*

Thomas R. Staab(8)	—	—	44,810	*

Kit D. Dietz(9)	—	—	—	—

Richard W. Roedel(10)	—	—	—	—

All Lorillard directors and executive officers as a group	—	—	120,926	*

*	Less than one percent.

(1)	The address for each of the listed directors, director-nominees and officers is c/o Lorillard, Inc., 714 Green Valley Road, Greensboro, North Carolina 27408-7018.
(2)	Based on outstanding shares of Lorillard Common Stock of 173,923,429.
(3)	The address for Loews Corporation is 667 Madison Avenue, New York, New York 10065-8087.
(4)	Includes 32,188 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Orlowsky that are exercisable within 60 days of May 7, 2008 as if they were stock options and SARs of Lorillard Common Stock.

(5)	Includes 11,500 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Milstein that are exercisable within 60 days of May 7, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(6)	Includes 6,498 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Hennighausen that are exercisable within 60 days of May 7, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(7)	Includes 16,248 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Spell that are exercisable within 60 days of May 7, 2008 as if they were stock options and SARs of Lorillard Common Stock. Does not include up to an aggregate of 1,050 shares of Lorillard Common Stock that Mr. Spell would be entitled to receive in respect of 1,500 shares of Loews Common Stock that he beneficially owns if he elects to fully subscribe to the Exchange Offer, assuming no proration.
(8)	Includes 39,810 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Staab that are exercisable within 60 days of May 7, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(9)	Mr. Dietz is a director-nominee.
(10)	Mr. Roedel is a director-nominee.

DESCRIPTION OF LORILLARD’S CAPITAL STOCK

Prior to the completion of the Separation, Lorillard’s certificate of incorporation and bylaws will be amended and restated. The following information reflects Lorillard’s certificate of incorporation and bylaws as these documents will be in effect at the time of the Separation. Copies of the forms of Lorillard’s certificate of incorporation, and bylaws will be filed as exhibits to the registration statement of which this Information Statement forms a part.

The provisions of Lorillard’s certificate of incorporation and bylaws and relevant sections of the Delaware General Corporation Law, subsequently referred to as the DGCL, are summarized below. The following summary is qualified in its entirety by the provisions of Lorillard’s certificate of incorporation and bylaws and is subject to the applicable provisions of the DGCL. As used in this Description of Lorillard’s Capital Stock, references to “Lorillard” mean Lorillard, Inc., a Delaware corporation, and do not include its subsidiaries.

Capital Stock

Lorillard’s authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Holders of Lorillard Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of Lorillard, the holders of its common stock are entitled to receive their ratable share of the net assets of Lorillard available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are fully paid and non-assessable.

The Board of Directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Lorillard’s Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and Lorillard’s Board of Directors has no present intention to issue any shares of preferred stock.

Terms Of Class Or Series Determined By Board Of Directors

To the extent permitted by the DGCL, Lorillard’s Board of Directors may, without stockholder approval:

•	classify any unissued shares of Lorillard’s capital stock into one or more classes or into one or more series within a class;

•	reclassify any unissued shares of any class of Lorillard’s capital stock into one or more classes or into one or more series within one or more classes; or

•	reclassify any unissued shares of any series of any class of Lorillard’s capital stock into one or more classes or into one or more series within a class.

Anti-Takeover Effects of Provisions of Lorillard’s Certificate of Incorporation and Bylaws, and of Delaware Law

Rights of Lorillard stockholders and related matters are governed by the DGCL, Lorillard’s certificate of incorporation and bylaws, certain provisions of which may discourage or make more difficult a takeover attempt that a Lorillard stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of Lorillard’s incumbent officers and directors. These provisions may also adversely affect prevailing market prices for Lorillard Common Stock. However, Lorillard believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure it and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board Of Directors

The composition of Lorillard’s Board of Directors, summarized above under “Management—Composition of the Board of Directors; Classes of Directors,” provides for a board of directors divided into three classes with increased protection measures for both director removal and amendment to the relevant provisions of Lorillard’s certificate of incorporation. Lorillard believes that the structure of the Board of Directors will provide benefits of increased protection when negotiating an unsolicited proposal to acquire or restructure Lorillard.

Stockholder Action By Written Consent; Special Meetings

Lorillard’s certificate of incorporation does not permit stockholders to take action by written consent of holders in lieu of an annual or special meeting. Stockholders will only be able to take action at an annual or special meeting called in accordance with the bylaws.

Lorillard’s certificate of incorporation and bylaws provide that special meetings of stockholders may only be called by:

•	the chairman of the board of directors;

•	the chief executive officer;

•	the president; and

•	the secretary.

Advance Notice Requirements For Stockholder Proposals Related To Director Nominations

Lorillard’s bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by Lorillard’s corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2009 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting, at which directors are elected, must be received by Lorillard’s corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to Lorillard’s corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by the person; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended.

Advance Notice Requirements For Other Stockholder Proposals

Lorillard’s bylaws contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by Lorillard’s corporate secretary.

A stockholder’s notice to Lorillard’s corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by that. stockholder;

•

a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Anti-Takeover Legislation

As a Delaware corporation, Lorillard will be subject to the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Lorillard has not elected to “opt out” of Section 203. However, following this offering and subject to certain restrictions, Lorillard may elect to “opt out” of Section 203 by an amendment to its certificate of incorporation.

Undesignated Preferred Stock

The authority possessed by Lorillard’s Board of Directors to issue preferred stock with voting or other rights or preferences could potentially be used to discourage attempts by third parties to obtain control of Lorillard through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in Lorillard’s certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of its management.

Listing

Lorillard has received approval to list its common stock on the NYSE under the symbol “LO.”

Lorillard believes that, upon listing, it will be in compliance with NYSE listing requirements which specify that Lorillard have (i) at least 400 U.S. stockholders of 100 shares or more, (ii) at least 1,100,000 publicly held shares outstanding in the United States, and (iii) an aggregate market value of the publicly held shares of at least $60 million in the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Lorillard Common Stock is BNY Mellon Shareowner Services.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Lorillard’s certificate of incorporation and by-laws include provisions for the indemnification of Lorillard’s directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, Lorillard intends to enter into indemnification agreements with certain of its directors and officers which require it, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. Lorillard also intends to maintain director and officer liability insurance, if available on reasonable terms.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

Lorillard’s certificate of incorporation provides that none of Lorillard’s directors shall be liable to Lorillard or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate Lorillard’s rights, and the rights of its stockholders, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate Lorillard’s right, or the right of any of its stockholders, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, Lorillard’s certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

Prior to completion of the Separation, Lorillard intends to enter into separate indemnification agreements with its directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and Lorillard’s certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of Lorillard’s indebtedness, and (iii) any liabilities incurred as a result of acting on behalf of Lorillard (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to Lorillard if it is found that such indemnitee is not entitled to such indemnification under applicable law and Lorillard’s certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Lorillard pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes certain U.S. federal income tax consequences to holders of Carolina Group Stock as a result of the Redemption. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this Information Statement and all of which are subject to change, possibly with retroactive effect. This section is limited to holders of Carolina Group Stock that are U.S. holders, as defined below, that hold their shares of Carolina Group Stock as a capital asset within the meaning of Section 1221 of the Code. Further, this section does not discuss all tax considerations that may be relevant to holders of Carolina Group Stock in light of their particular circumstances, nor does it address the consequences to holders of Carolina Group Stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquire such shares of Carolina Group Stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Carolina Group Stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This section does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences. Holders of Carolina Group Stock may want to consult with their tax advisors as to the particular tax consequences to them of the Redemption.

For purposes of this section, a U.S. holder is a beneficial owner of Carolina Group Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Carolina Group Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Carolina Group Stock should consult its tax advisor regarding the tax consequences of the Redemption.

Loews has received a favorable ruling from the IRS and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Loews, which is filed as Exhibit 8.1 to the registration statement of which this Information Statement forms a part, to the effect that the Separation will qualify as tax-free to Loews, holders of Carolina Group Stock and holders of Loews Common Stock who participate in the Exchange Offer and the Contingent Dividend, if required, for U.S. federal income tax purposes under Section 355 of the Code. The IRS private letter ruling and the tax opinion conclude that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by a holder of Carolina Group Stock upon its receipt of shares of Lorillard Common Stock in the Redemption;

•

the tax basis of each share of Lorillard Common Stock received by a holder of Carolina Group Stock in the Redemption will be the same as the tax basis of the share of Carolina Group Stock exchanged therefore; and

•

the holding period of each share of Lorillard Common Stock received by a holder of Carolina Group Stock in the Redemption will include the holding period of the share of Carolina Group Stock exchanged therefor.

Although a private letter ruling from the IRS is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of certain factual representations and assumptions. Furthermore, the IRS did not rule on whether a distribution satisfies certain conditions necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Loews that these conditions have been satisfied. If any of the representations or assumptions upon which the private letter ruling is based are incorrect or untrue in any material respect, or the facts upon which the ruling is based were materially different from the facts at the time of the Separation, the private letter ruling could be invalidated and holders of Carolina Group Stock could be subject to a material amount of tax as a result of the Redemption. The opinion of counsel relies on the IRS private letter ruling as to matters covered by the ruling. The opinion is based on, among other things, certain assumptions and representations as to factual matters made by Loews and by certain Loews stockholders, which, if incorrect or inaccurate in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion is not binding on the IRS or the courts, and the IRS or the courts may disagree with the opinion, in which case holders of Carolina Group Stock could be subject to a material amount of tax as a result of the Redemption. Neither Loews nor Lorillard is aware of any facts or circumstances that would cause any of the representations made in connection with the IRS private letter ruling or opinion of counsel to be incorrect or untrue in any material respect.

For a description of Lorillard’s obligations in connection with the ruling and the tax opinion and potential tax liabilities if the Separation is determined to be taxable, see “Relationship Between Lorillard and Loews—Lorillard’s Relationship with Loews After the Separation—Separation Agreement—Tax Allocation Provisions.”

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York is passing upon the validity of the shares of Lorillard Common Stock being distributed in the Redemption and opining on certain tax matters related to the Separation.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from Loews’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to change in method of accounting for defined benefit pension and postretirement plans in 2006, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Lorillard, Inc. and subsidiaries (a wholly owned subsidiary of Loews), as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this Information Statement/Prospectus and the related consolidated financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in methods of accounting for income tax contingencies in 2007 and defined benefit pension and postretirement plans in 2006). Such consolidated financial statements and consolidated financial statement schedule have been included herein and elsewhere in the Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are expressly incorporated by reference into this registration statement:

(1) Loews’s Form 10-K for the year ended December 31, 2007 as filed on February 27, 2008;

(2) Loews’s Form 10-Q for the three months ended March 31, 2008 as filed on April 30, 2008;

(3) Loews’s Forms 8-K filed on February 6, 2008 (as amended on February 20, 2008 and March 6, 2008), February 27, 2008, March 27, 2008, April 1, 2008, April 18, 2008, and May 6, 2008;

(4) the sections entitled “Principal Shareholders,” “Compensation Discussion and Analysis” and “Executive Compensation” included in Loews’s proxy statement dated as of March 31, 2008; and

(5) all documents subsequently filed by Loews pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the Redemption Date.

The public may read and copy any materials Loews files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You may also obtain these documents on Loews’s corporate web site, www.loews.com.

WHERE TO FIND MORE INFORMATION

Lorillard does not currently file annual, quarterly or current reports with the SEC. Certain information about Lorillard can be found in the reports, proxy statements and other information filed by Loews with the SEC. Lorillard intends to file annual, quarterly and current reports with the SEC following its registration of common stock under the Securities Exchange Act of 1934.

Loews files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Loews files with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Loews’s SEC filings are also available to the public from commercial documents retrieval services, at their website (www.loews.com) and at the SEC’s website (www.sec.gov). Information on Loews’s website is not incorporated into this Information Statement or its other SEC filings and is not a part of this Information Statement or those filings.

INDEX TO FINANCIAL STATEMENTS

The purpose of the following financial information is to provide investors with additional information to use in analyzing the results of operations and financial condition of Lorillard and the following financial information should be read in conjunction with the consolidated financial statements of Loews which are incorporated by reference in the prospectus.

Pro Forma Financial Statements for Lorillard are expected to be substantially the same as historical financial statements, therefore no pro forma financial statements were deemed necessary to be provided.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lorillard, Inc.

Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Lorillard, Inc. and subsidiaries (a wholly owned subsidiary of Loews Corporation) (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule on page S-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lorillard, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 7 to the consolidated financial statements, in 2007 the Company changed its method of accounting for income tax contingencies to conform to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.”

As discussed in Notes 1 and 8 to the consolidated financial statements, in 2006 the Company changed its method of accounting for its defined benefit pension and postretirement plans to conform to FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Deloitte & Touche LLP

Raleigh, North Carolina

February 26, 2008

(April 16, 2008, as to paragraphs 9 and 14 of Note 1, and May 7, 2008, as to Note 12)

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
(In millions, except per share data)
Assets:

Cash and cash equivalents	$1,210	$1,128
Marketable securities	—	399
Accounts receivable, less allowances of $2 and $2	10	16
Receivable from limited partnerships	198	—
Inventories	223	183
Deferred income taxes	462	389

Total current assets	2,103	2,115
Plant and equipment	207	196
Prepaid pension assets	103	92
Other investments	65	226
Deferred taxes and other assets	122	130

Total assets	$2,600	$2,759

Liabilities and Shareholder’s Equity:
Accounts and drafts payable	$29	$38
Accrued liabilities	231	233
Settlement costs	919	803
Income taxes	9	77

Total current liabilities	1,188	1,151
Postretirement pension, medical and life insurance benefits	284	298
Other liabilities	115	15

Total liabilities	1,587	1,464

Commitments and Contingent Liabilities (Notes 5, 7, 8 and 9)
Shareholder’s Equity:
Common stock, authorized—600 shares; issued and outstanding—174 shares; par value—$0.01 per share	2	2
Additional paid-in capital	217	213
Earnings retained in the business	882	1,179
Accumulated other comprehensive income (loss)	(88)	(99)

Total shareholder’s equity	1,013	1,295

Total liabilities and shareholder’s equity	$2,600	$2,759

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
(In millions, except per share data)
Net sales (including excise taxes of $688, $699 and $676)	$3,969	$3,755	$3,568
Cost of sales	2,307	2,160	2,114

Gross profit	1,662	1,595	1,454
Selling, general and administrative	388	354	370

Operating income	1,274	1,241	1,084
Other income (expense), net	109	103	67

Income before income taxes	1,383	1,344	1,151
Income taxes	485	518	445

Net income	$898	$826	$706

Earnings per share	$5.16	$4.75	$4.06

Number of shares outstanding	173.92	173.92	173.92

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Dollars in millions)	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income
Balance, January 1, 2005, as previously reported		$—	$213	$1,076	$(4)
1.7 million to 1 stock split		2	(2)

Balance, January 1, 2005, as adjusted		2	211	1,076	(4)
Comprehensive income:
Net income	$706			706
Other comprehensive losses, minimum pension liability	(5)				(5)

Comprehensive income	$701

Dividends paid				(646)

Balance, December 31, 2005		2	211	1,136	(9)
Comprehensive income:
Net income	$826			826
Other comprehensive gains, minimum pension liability	9				9

Comprehensive income	$835

Dividends paid				(783)
Effect of adopting SFAS No. 158 on pension liability					(99)
Stock-based compensation			2

Balance, December 31, 2006		2	213	1,179	(99)
Effect of adopting FIN 48 on retained earnings				(25)

Balance, January 1, 2007 as adjusted		2	213	1,154	(99)
Comprehensive income:
Net income	$898			898
Other comprehensive gains, pension liability	11				11

Comprehensive income	$909

Dividends paid				(1,170)
Stock-based compensation			4

Balance, December 31, 2007		$2	$217	$882	$(88)

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
(In millions)
Cash flows from operating activities:
Net income	$898	$826	$706

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40	47	48
Deferred income taxes	(62)	(20)	11
Share-based compensation	2	1	—
Gain on investments	(34)	(26)	(16)
Amortization of marketable securities	(22)	(26)	(9)

Changes in operating assets and liabilities:
Accounts receivable	6	10	7
Inventories	(40)	(1)	22
Accounts payable and accrued liabilities	(20)	(23)	7
Settlement costs	102	23	18
Income taxes	(44)	(53)	36
Other assets	(12)	6	(6)
Postretirement health and life insurance benefits	(4)	15	3
Litigation accrual	66	—	—
Other	6	(1)	(7)

Net cash provided by operating activities	882	778	820

Cash flows from investing activities:
Purchases of investments	(4,916)	(5,059)	(5,028)
Proceeds from sales of investments	1,934	2,124	3,458
Proceeds from maturities of investments	3,400	2,550	2,575
Additions to plant and equipment	(51)	(30)	(31)

Net cash provided by (used in) investing activities	367	(415)	974

Cash flows from financing activities:
Dividends	(1,170)	(783)	(646)
Excess tax benefits from share-based arrangements	3	2	—

Net cash used in financing activities	(1,167)	(781)	(646)

Change in cash and cash equivalents	82	(418)	1,148
Cash and cash equivalents, beginning of year	1,128	1,546	398

Cash and cash equivalents, end of year	$1,210	$1,128	$1,546

Cash paid for:
Income taxes	$598	$589	$398

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of presentation—The consolidated financial statements of Lorillard, Inc. (the “Company” or “Lorillard”), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company is a wholly owned subsidiary of Loews Corporation (“Loews”).

The Company, through its subsidiaries, is engaged in the manufacture and sale of cigarettes. Its principal products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States of America. The Company manages its operations on the basis of one reportable segment. Sales to one customer represented 24%, 23% and 21% of total sales of the Company in 2007, 2006 and 2005, respectively.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Actual results could differ from those estimates.

Cash equivalents and marketable securities—Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. The Company’s investments in marketable securities are classified as debt securities available-for-sale and consist of United States government, federal agency, and corporate debt securities that mature within one year, which are actively traded. Those investments are reported at fair value based on quoted market prices, where available. For securities not actively traded, fair values would be estimated using values obtained from independent pricing services or quoted market prices of comparable instruments. The amortized cost basis approximates fair value for debt securities. Realized gains and losses on the sale of investments are recorded in Other income (expense), net. Unrealized gains and losses as of the balance sheet date are recorded as Accumulated other comprehensive income in shareholder’s equity net of tax. At December 31, 2007 and 2006, unrealized gains and losses were less than $1 million for investments in marketable securities. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest and dividend income are included as a component of Other income (expense), net. The cost of securities sold is based on the specific identification method and transactions are recorded on the trade date.

Gross realized investment gains were $3 million, $200,000 and $100,000 in 2007, 2006, and 2005, respectively (Note 6). Gross realized investment losses were $100,000, $700,000 and $2 million in 2007, 2006 and 2005, respectively.

Repurchase agreements—During 2007 and 2006, the Company lent cash to unrelated parties, primarily major brokerage firms. Borrowers of this cash must deposit collateral with the Company of at least 102% of the amount of cash loaned. The securities received as collateral by the Company are not reflected as assets of the Company as there exists no right to sell or repledge the collateral. There were $636 million and $0 of repurchase agreements outstanding at December 31, 2007 and 2006, respectively.

Inventories—Inventories are valued at the lower of cost, determined on a last-in, first-out (LIFO) basis, or market. A significant portion of leaf tobacco on hand will not be sold or used within one year, due to the duration of the aging process. The inventory of leaf tobacco has an operating cycle that exceeds 12 months and is classified as a current asset in accordance with generally recognized trade practice.

Depreciation—Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight-line method over estimated useful lives of those assets of 40 years for buildings and 3 to 12 years for machinery and equipment. Depreciation for tax purposes is provided on an accelerated basis.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other investments—Other investments primarily include investments in limited partnerships that are recorded at the Company’s share of the net asset value of each partnership, or carrying value, as determined by the General Partner. Changes in net asset values are accounted for under the equity method and recorded within Other income (expense), net. The majority of the limited partnerships employ strategies to generate returns through investing in a substantial number of securities that are readily marketable. Those strategies may include the use of leverage and hedging techniques that potentially introduce more volatility and risk to the partnerships. During the fourth quarter of 2007, the Company notified certain limited partnerships of its intention to liquidate its position as of December 31, 2007, and accordingly recorded a receivable of $198 million for the amount the Company expects to receive based upon its capital accounts as of December 31, 2007. As of April 8, 2008, $197 million has been received. The remaining $1 million is being held in accordance with a holdback provision contained in one of the partnership agreements.

Revenue recognition—Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers and collectability is reasonably assured. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Cost of sales—Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, and promotional product expenses. Promotional product expenses include the cost, including excise taxes, of the free portion of “buy some get some free” promotions.

Advertising and marketing costs—Advertising costs are recorded as expense in the year incurred. Certain marketing and advertising costs that include such items as direct mail, advertising, agency fees and point of sale materials are included in selling, general and administrative expenses. The amounts of advertising expense were $50 million, $45 million and $44 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development costs—Research and development costs are expensed as incurred, in cost of sales and amounted to $18 million for each of the years ended December 31, 2007, 2006 and 2005, respectively.

Tobacco settlement costs—Lorillard recorded pre-tax charges of $1,048 million, $911 million and $876 million for the years ended December 31, 2007, 2006 and 2005, respectively, to accrue its obligations under the State Settlement Agreements (see Note 9). Lorillard’s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in that year. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of sales as the related sales occur. Payments are made annually and are generally due in April of the year following the accrual of costs. The settlement cost liability on the balance sheets represents the unpaid portion of the Company’s obligations under the State Settlement Agreements. The liability of $803 million as of December 31, 2006 was paid in 2007 and the liability of $919 million as of December 31, 2007 was paid in April of 2008.

Legal costs and loss contingencies—Legal costs are expensed as incurred and amounted to $55 million, $57 million and $83 million for the years ended December 31, 2007, 2006 and 2005, respectively. Loss contingencies related to pending or threatened litigation are accrued as a charge to Selling, general and administrative expense when both of the following conditions are met: (i) a determination that it is probable that an asset has been impaired or a liability has been incurred, and (ii) the amount of loss can be reasonably estimated. See Note 9 for a description of loss contingencies.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring charges—In April of 2006, Lorillard commenced a restructuring of its sales and market research department and offered an early retirement program to eligible employees. As a result, in 2006 Lorillard recorded restructuring costs of $20 million in administrative expenses primarily for early retirement and curtailment charges on pension and other postretirement benefit plans. Substantially all payments relating to these costs were made in 2006.

Taxes—Tax accruals are recorded to address potential exposures involving tax positions taken that may be challenged by taxing authorities. The tax accruals contain assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. The ultimate resolution of these matters may be greater or less than the amounts accrued.

Accumulated Other Comprehensive Income (Loss)—The components of accumulated other comprehensive income (loss) (“AOCI”) include the pension liability and any unrealized gains (losses) on available for sale investments, net of related taxes. The only component of AOCI for the years ended December 31, 2007, 2006 and 2005 relates to pension liability.

Earnings per share—For the years ended December 31, 2007, 2006 and 2005, earnings per share assuming dilution was the same as basic earnings per share because there were no instruments issued that could potentially dilute basic earnings per share for the periods presented. The Carolina Group 2002 Stock Option Plan provides for the issuance of Carolina Group stock (a Loews equity security) for the benefit of certain Lorillard employees.

Recently adopted accounting pronouncements—In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109.” FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 states that a tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The Company adopted FIN No. 48 on January 1, 2007 and recorded a decrease to retained earnings of $25 million. See Note 7 for additional information on the provision for income taxes.

In June 2006, the FASB ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The pronouncement is effective for fiscal years beginning after December 15, 2006. The task force reached a conclusion that either the Gross or Net method is acceptable; however, if taxes are reported on a gross basis (included as sales) a company should disclose those amounts if significant. Excise taxes are included in revenues and the amounts are disclosed.

In September 2006, the FASB issued Statement of Financial Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an employer to recognize the funded status of a defined benefit postretirement plan in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS No. 158 in December of 2006 which decreased equity by $99 million as of December 31, 2006. See Note 8 for additional information on the Company’s benefit plans.

Accounting pronouncements not yet adopted—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” effective for fiscal years beginning after November 15, 2007. A one year deferral was granted for the adoption of SFAS No. 157 for nonfinancial assets and liabilities. SFAS No. 157 defines fair

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial position or results of operations. The Company is not electing to adopt the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option.

In December 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-1 “Accounting for Collaborative Arrangements” effective for fiscal years beginning after December 15, 2008. (“EITF 07-1”). EITF 07-1 defines a collaborative arrangement as an arrangement where the parties are active participants and have exposure to significant risks. Transactions with third parties should be classified in the financial statements in the appropriate category according to Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent.” Payments between the partners of the collaborative agreement should be categorized based on the terms of the agreement, business operations and authoritative literature. The Company is currently evaluating the impact that adopting EITF 07-1 will have on its financial position or results of operations.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	December 31,
	2007	2006
(In millions)
Leaf tobacco	$172	$146
Manufactured stock	45	33
Materials and supplies	6	4

	$223	$183

If the average cost method of accounting was used, inventories would be greater by approximately $151 million and $156 million at December 31, 2007 and 2006, respectively. During 2005, inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2005 year purchases, the effect of which decreased cost of sales by approximately $3 million and increased net income by approximately $2 million.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Plant and Equipment

Plant and equipment is stated at cost and consisted of the following:

	December 31,
	2007	2006
(In millions)
Land	$3	$4
Buildings	85	85
Equipment	565	520

Total	653	609
Accumulated depreciation	(446)	(413)

Plant and equipment-net	$207	$196

Depreciation and amortization expense was $40 million, $47 million and $48 million for 2007, 2006 and 2005, respectively.

4. Accrued Liabilities

Accrued liabilities were as follows:

	December 31,
	2007	2006
(In millions)
Legal fees	$17	$20
Salaries and other compensation	19	17
Medical and other employee benefit plans	29	29
Consumer rebates	66	66
Sales promotion	24	23
Excise and other taxes	45	37
Other accrued liabilities	31	41

Total	$231	$233

5. Lease Obligations

The Company leases certain real estate and transportation equipment under various operating leases. Listed below are future minimum rental payments required under those operating leases with noncancelable terms in excess of one year.

December 31, 2007
(In millions)
2008	$2
2009	1
2010	—
2011	—
2012	—

Net minimum lease payments	$3

Rental expense for all operating leases was $6 million, $8 million and $9 million for 2007, 2006 and 2005, respectively.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Other Income (Expense), Net

The components of other income (expense), net consisted of the following:

	Year ended December 31,
	2007	2006	2005
(In millions)
Interest income	$72	$78	$54
Limited partnership equity income	34	26	16
Realized gains (losses), net	3	(1)	(2)
Other	—	—	(1)

Other income (expense), net	$109	$103	$67

7. Income Taxes

The Company is included in the consolidated federal income tax return of Loews and its eligible subsidiaries. The Company and Loews have entered into a separate tax allocation agreement that provides payments to be made by the Company in the amount, if any, equal to the federal income tax that would have been payable if it had filed a separate consolidated return. The agreement may be canceled by either of the parties upon thirty days notice.

The Loews consolidated federal income tax returns have been settled through 2005 with the Internal Revenue Service (“IRS”). The outcome of examinations did not have a material effect on the financial condition or results of operations of the Company. The 2006 federal income tax return is subject to examination by the IRS. For 2007 and 2008, the IRS has invited Loews and eligible subsidiaries to participate in the Compliance Assurance Process (“CAP”) which is a voluntary program for a limited number of large corporations. Loews and the Company have agreed to participate. Under CAP, the IRS conducts a real-time audit and works contemporaneously with the Company to resolve any issues prior to the filing of the tax return. In the opinion of management, the amount accrued in the consolidated balance sheets is believed to be adequate to cover any additional assessments that may be made by federal, state and local tax authorities and such assessments, if any, should not have a material effect on the consolidated financial statements of the Company.

As discussed in Note 1, the Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a decrease to beginning retained earnings on January 1, 2007 of $25 million. The total amount of unrecognized tax benefits at January 1, 2007 was $50 million. At December 31, 2007, there were $21 million of tax benefits that, if recognized, would affect the effective tax rate. Included in the balance at January 1, 2007 were $33 million of tax positions that if recognized would affect the effective rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)
Balance at January 1, 2007	$50
Additions for tax positions of prior years	3
Reductions for tax positions of prior years	(18)
Addition based on tax position related to the current year	8
Settlements	(7)
Lapse of statute of limitations	(3)

Balance at December 31, 2007	$33

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes interest accrued related to unrecognized tax benefits and tax refund claims in Other income (expense), net on the Statements of Consolidated Income. The Company recognizes penalties (if any) in Income tax expense on the Statements of Consolidated Income. During the year ended December 31, 2007, the Company recognized a benefit of approximately $6 million in interest and penalties. The Company had accrued interest and penalties related to unrecognized tax benefits of $14 million and $22 million at December 31, 2007 and January 1, 2007, respectively.

Due to the potential for resolution of certain tax examinations and the expiration of various statutes of limitation, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may decrease by approximately $8 million in the next twelve months.

The Company and/or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states and city jurisdictions and one foreign jurisdiction. The Company is no longer subject to U.S. federal examination for years before 2004. With few exceptions, the Company is no longer subject to state, local or foreign tax examinations by taxing authorities for years before 2003.

The provision (benefit) for income taxes consisted of the following:

	Year ended December 31,
	2007	2006	2005
(In millions)
Current:
Federal	$470	$449	$372
State	77	89	62
Deferred
Federal	(39)	(17)	13
State	(23)	(3)	(2)

Total	$485	$518	$445

Deferred tax assets (liabilities) are as follows:

	December 31,
	2007	2006
(In millions)
Deferred tax assets:
Employee benefits	$78	$89
Settlement costs	395	344
State and local income taxes	15	13
Inventory capitalization	10	10
Engle escrow agreement	96	92
Litigation and legal	33	7

Gross deferred tax assets	627	555

Deferred tax liabilities:
Depreciation	(27)	(30)
Federal effect of state deferred taxes	(36)	(28)
Other	(6)	(1)

Gross deferred tax liabilities	(69)	(59)

Net deferred tax assets	$558	$496

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total income tax expense for the years ended December 31, 2007, 2006 and 2005 was different than the amounts of $484 million, $470 million and $403 million, computed by applying the statutory U.S. federal income tax rate of 35% to income before taxes for each of the years.

A reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate as a percentage of income is as follows:

	2007	2006	2005
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:
State taxes	2.6	4.2	3.4
Domestic manufacturer’s deduction	(2.2)	(1.0)	(1.0)
Other	(0.3)	0.3	1.2

Effective rate	35.1%	38.5%	38.6%

During 2006, the New Jersey Department of Taxation assessed $24 million in taxes, interest and penalties against the Company for tax years 1999 – 2004. The assessment relates to the taxability of intangible income in New Jersey. The Company does not agree with the assessment and has filed an appeal. Although the final resolution of the assessment is uncertain, based on information currently available, the Company believes the ultimate outcome will not have a material effect on the Company’s financial position or results of operations.

8. Benefit Plans

The Company has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees. Certain employees also benefit from a Loews stock option plan.

Pension and postretirement benefits—The Salaried Pension Plan provides benefits based on employees’ compensation and service. The Hourly Pension Plan provides benefits based on fixed amounts for each year of service. The Company also provides medical and life insurance benefits to eligible employees. The Company uses a December 31 measurement date for its plans.

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits
	December 31,		December 31,
	2007	2006	2007	2006
Discount rate	6.0%	5.8%	6.0%	5.8%
Rate of compensation increase	5.0%	5.5%

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits
	Year ended December 31,			Year ended December 31,
Year ended December 31	2007	2006	2005	2007	2006	2005
Discount rate	5.8%	5.6%	5.9%	5.8%	5.6%	5.9%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	5.5%	5.5%	5.5%

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The long-term rate of return for plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets as well as the active total return oriented portfolio management style. Long-term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary policies, in order to assess the capital market assumptions as applied to the plan. Consideration of diversification needs and rebalancing is maintained.

	Other Postretirement Benefits
	Year ended December 31,
	2007	2006
Assumed health care cost trend rates for other postretirement benefits:
Pre-65 health care cost trend rate assumed for next year	9.0%	9.0%
Post-65 health care cost trend rate assumed for next year	10.0%	10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate:
Pre-65	2016	2015
Post-65	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
(In millions)
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligations	15	(13)

Net periodic pension and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits
	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005
(In millions)
Service cost	$17	$18	$17	$4	$5	$5
Interest cost	52	51	50	12	11	12
Expected return on plan assets	(68)	(65)	(63)
Amortization of unrecognized net loss (gain)	2	6	5		1	1
Amortization of unrecognized prior service cost	5	5	5
Special termination benefit		8			1
Curtailment		2			3

Net periodic benefit cost	$8	$25	$14	$16	$21	$18

Curtailment and special termination benefits recognized in 2006 were the result of restructuring charges discussed in Note 1.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of benefit obligations, plan assets and funded status of the pension and postretirement plans:

	Pension Benefits		Other Postretirement Benefits
	December 31		December 31
	2007	2006	2007	2006
(In millions)
Change in benefit obligation:
Benefit obligation at January 1	$936	$915	$213	$208
Service cost	17	18	4	5
Interest cost	52	51	12	11
Plan participants’ contributions			5	6
Amendments	1	7
Actuarial (gain) loss	(10)	(10)	(1)	(4)
Benefits paid from plan assets	(59)	(55)	(20)	(17)
Curtailment		2		3
Special termination benefits		8		1

Benefit obligation at December 31	937	936	213	213

Change in plan assets:
Fair value of plan assets at January 1	930	886
Actual return on plan assets	68	95
Company contributions	16	4	15	11
Plan participants’ contributions			5	6
Benefits paid from plan assets	(59)	(55)	(20)	(17)

Fair value of plan assets at December 31	955	930	—	—

Funded status	$18	$(6)	$(213)	$(213)

	Pension Benefits		Other Postretirement Benefits
	December 31		December 31
	2007	2006	2007	2006
(In millions)
Increase (decrease) in minimum liability included in:
Accumulated other comprehensive income due to adoption of SFAS No. 158 (before tax effects)	$—	$(13)	$—	$—
Change recognized in accumulated other comprehensive income	(16)	151	(1)

Total increase (decrease)	$(16)	$138	$(1)	$—

Amounts recognized in the balance sheets consist of:
Noncurrent assets	$98	$88	$—	$—
Current liabilities			(13)	(13)
Noncurrent liabilities	(80)	(94)	(200)	(200)

Net amount recognized	$18	$(6)	$(213)	$(213)

Amounts recognized in accumulated other comprehensive income, not yet recognized in net periodic benefit cost:
Net actuarial loss (gain)	$109	$122	$1	$2
Prior service cost (credit)	26	29	(2)	(2)

Total (before tax effects)	$135	$151	$(1)	$—

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information for pension plans with an accumulated benefit obligation in excess of plan assets consisted of the following:

	Pension Benefits
	December 31,
	2007	2006
(In millions)
Projected benefit obligation	$488	$482
Accumulated benefit obligation	430	419
Fair value of plan assets	409	388

The Company employs a total return approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed-income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The pension plans asset allocations were:

	Percentage of Pension Plan Assets
	December 31,
	2007	2006
Asset Category:
Equity securities	22.7%	27.1%
Debt securities	45.5	49.1
Limited partnerships	13.3	9.3
Commingled funds	12.5	9.4
Short term investments and other	6.0	5.1

Total	100.0%	100.0%

The table below presents the estimated amounts to be recognized from accumulated other comprehensive income into net periodic benefit cost during 2008.

	Pension Benefits	Other Postretirement Benefits
(In millions)
Amortization of net actuarial loss	$1	$—
Amortization of prior service cost	4

Total estimated amounts to be recognized	$5	$—

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company projects expected future minimum benefit payments as follows:

Expected future benefit payments	Pension Benefits	Other Postretirement Benefit Plans	Less Medicare Drug Subsidy	Net
(In millions)
2008	$62	$15	$2	$13
2009	63	16	2	14
2010	65	16	2	14
2011	65	17	2	15
2012	66	18	2	16
2012 – 2016	352	94	8	86

	$673	$176	$18	$158

The Company expects to contribute $16 million to its pension plans and $15 million to its other postretirement benefit plans in 2008.

Profit Sharing—The Company has a Profit Sharing Plan for hourly employees. Company contributions under this plan are based on the Company’s performance with a maximum contribution of 15% of participants’ earnings. Contributions for 2007, 2006 and 2005 were $9 million, $9 million and $9 million, respectively.

Savings Plan—The Company sponsors an Employees Savings Plan for salaried employees. The Company provides a matching contribution of 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed by employees. The Company contributions for 2007, 2006 and 2005 were $4 million, $4 million and $4 million, respectively.

Stock Option Plan—In February of 2002, Loews shareholders approved the Carolina Group 2002 Stock Option Plan (the “Carolina Group Plan”) in connection with the issuance of Carolina Group stock for the benefit of certain Lorillard employees. The aggregate number of shares of Carolina Group stock for which options or SARs may be granted under the Carolina Group Plan is 1,500,000 shares; and the maximum number of shares of Carolina Group stock with respect to which options or SARs may be granted to any individual in any calendar year is 200,000 shares. The exercise price per share may not be less than the fair value of the stock on the date of the grant. Generally, options and SARs vest ratably over a four-year period and expire in ten years.

A summary of the stock option and SAR transactions for the Carolina Group Plan follows:

	2007		2006
	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price
Awards outstanding, January 1	581,694	$36.237	536,572	$28.526
Granted	200,500	74.633	202,000	50.234
Exercised	(150,366)	30.677	(134,128)	27.008
Canceled	(3,500)	44.183	(22,750)	33.045

Awards outstanding, December 31	628,328	49.776	581,694	36.237

Awards exercisable, December 31	136,304	$32.506	97,684	$27.695

Shares available for grant, December 31	360,500		557,500

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options and SARs outstanding in connection with the Carolina Group Plan at December 31, 2007:

	Awards Outstanding			Awards Exercisable
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00—34.99	221,074	6.3	$28.382	99,687	$26.878
35.00—49.99	119,502	7.8	44.981	22,371	44.220
50.00—64.99	137,752	8.4	57.620	14,246	53.495
65.00—80.78	150,000	9.0	77.923

During 2007, Loews awarded SARs totaling 200,500 shares. In accordance with the Carolina Group Plan, Loews has the ability to settle SARs in shares or cash and has the intention to settle in shares. The SARs balance at December 31, 2007 was 375,504 shares.

The weighted average remaining contractual term of awards outstanding and exercisable as of December 31, 2007, was 7.7 years and 6.4 years. The aggregate intrinsic value of awards outstanding and exercisable at December 31, 2007 was $22 million and $7 million. The total intrinsic value of awards exercised during the year ended December 31, 2007 was $6 million.

Effective January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method. The Company applied the transition method in calculating its pool of excess tax benefits available to absorb future tax deficiencies as provided by FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.”

The Company recorded stock-based compensation expense of $2 million and $1 million related to the Carolina Group Plan during 2007 and 2006, respectively. The related income tax benefits recognized were $1 million and $400,000 during 2007 and 2006, respectively. At December 31, 2007, the compensation cost related to nonvested awards not yet recognized was $4 million, and the weighted average period over which it is expected to be recognized is 2.6 years.

Prior to the adoption of SFAS No. 123R, the Company elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options and awards. Under APB No. 25, no compensation expense was recognized when the exercise prices of options equaled the fair value (market price) of the underlying stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” required disclosure of pro forma information regarding option grants made to employees. SFAS No. 123 specified certain valuation techniques that produced estimated compensation charges for purposes of valuing stock option grants. These amounts were not included in the Company’s Statements of Consolidated Income, in accordance with APB No. 25. The pro forma net income would have been reduced by approximately $500,000 for 2005.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of granted options and SARs for the Carolina Group Plan was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Year Ended December 31	2007	2006	2005
Expected dividend yield	2.5%	3.6%	5.4%
Expected volatility	23.3%	31.4%	31.2%
Weighted average risk-free interest rate	4.6%	4.7%	3.9%
Expected holding period (in years)	5.0	5.0	5.0
Weighted average fair value of awards	$16.68	$12.28	$6.57

9. Legal Proceedings and Commitments

Commitments

At December 31, 2007 and 2006, Lorillard had outstanding letters of credit of $2 million. Those letters of credit act as a guarantee of payment to certain third parties in accordance with specific terms and conditions.

Tobacco Related Product Liability Litigation

Approximately 4,775 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 3,775 of these cases. Approximately 1,050 of these lawsuits are Engle Progeny Cases, described below, in which the claims of approximately 3,000 individual plaintiffs are asserted.

The pending product liability cases are composed of the following types of cases:

“Conventional product liability cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 215 cases are pending against the tobacco industry, including approximately 55 cases against Lorillard.

“West Virginia Individual Personal Injury Cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, or by addiction to cigarette smoking. The cases are pending in a single West Virginia court and have been consolidated for trial. Defendants have petitioned the U.S. Supreme Court to review the order that will govern the trial. Lorillard is a defendant in approximately 55 of the 730 pending cases that are part of this proceeding. The court has stayed activity in the proceeding, including the start of a trial, until a petition pending before the U.S. Supreme Court, in a case in which Lorillard is not a defendant, is resolved.

“Flight Attendant cases” are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant cases.

“Class action cases” are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Ten of these cases are pending against Lorillard. In Schwab v. Philip Morris USA, Inc., et al., a Class Action Case pending against Lorillard, the court has certified a nationwide class composed of purchasers of “light” cigarettes. Lorillard is not a defendant in approximately 25 additional “lights” class actions that are pending against other cigarette manufacturers.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

One of the cases pending against Lorillard, Engle, was certified as a class action prior to trial. Following trial, the class was ordered decertified by the Florida Supreme Court, which allowed the class members to proceed with individual cases. Approximately 1,050 of these Engle Progeny cases have been filed in which the claims of approximately 3,000 individual plaintiffs are asserted.

“Reimbursement cases” are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies, and private citizens. Three such cases are pending against Lorillard and other cigarette manufacturers in the United States and one such case is pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought return of profits and injunctive relief. During 2005, an appellate court ruled that the government may not seek return of profits. During August of 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. See Reimbursement Cases below.

In addition to the above, “Filter cases” are brought by individuals, including former employees of Lorillard, who seek damages resulting from alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard is a defendant in approximately 30 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, return of profits, equitable and injunctive relief, and medical monitoring, among other damages.

CONVENTIONAL PRODUCT LIABILITY CASES—Approximately 215 cases are pending against the tobacco industry in the United States. Lorillard is a defendant in approximately 55 of these cases.

Since January 1, 2006, verdicts have been returned in five cases. Lorillard was not a defendant in any of these trials. Defense verdicts were returned in four of the five trials, while juries found in favor of the plaintiffs and awarded damages in the remaining case. The defendants are pursuing an appeal in this matter. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in nine individual cases in recent years. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

Lorillard is a defendant in two cases that are scheduled for trial in 2008. The trial dates are subject to change.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

WEST VIRGINIA INDIVIDUAL PERSONAL INJURY CASES—Approximately 730 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury Cases. Lorillard is a defendant in approximately 55 of the 730 cases.

The proceeding has been governed by the court’s trial plan. Defendants have sought review of the trial plan by the U.S. Supreme Court. The court has stayed activity in the proceeding, including the start of a trial, until a petition pending before the U.S. Supreme Court in a case in which Lorillard is not a defendant is resolved.

Lorillard was dismissed from approximately 825 of the cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these dismissals could be contested in subsequent appeals noticed by the plaintiffs.

FLIGHT ATTENDANT CASES—Approximately 2,625 Flight Attendant cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997.

The judges that have presided over the cases that have been tried have relied upon an order entered during October of 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the eight flight attendant cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In the single trial decided for the plaintiff, the jury awarded $6 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $60,000. In addition, Lorillard has paid its share of the attorneys’ fees, costs and interest awarded to the plaintiff’s counsel in this matter. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial that has been scheduled for 2008. The six remaining cases in which defense verdicts were returned are concluded.

A trial date is scheduled in one of the flight attendant cases. Trial dates are subject to change.

CLASS ACTION CASES—Lorillard is a defendant in ten pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. One of the cases in which Lorillard is a defendant, Schwab v. Philip Morris USA, Inc., et al., is a purported national class action on behalf of purchasers of “light” cigarettes in which plaintiffs’ claims are based on defendants’ alleged RICO violations. Lorillard is not a defendant in approximately 25 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes.

Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 35 cases, 13 of which were in state court and 22 of which were in federal court. Motions for class certification have

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle Case—During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994), that affirmed the 2003 holding of an intermediate appellate court vacating the $145.0 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The Florida Supreme Court determined that the case could not proceed further as a class action and ordered decertification of the class. During February of 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The Florida Supreme Court’s 2006 decision also reinstated awards of actual damages to two of the three individuals whose claims were heard during the second phase of the Engle trial. These awards totaled approximately $3 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Both individuals have informed the court that they will not seek punitive damages. These verdicts were paid during February 2008. The Lorillard payment was approximately $3 million for the verdicts and the interest that accrued since November 2000.

During October 2007, the U.S. Supreme Court denied defendants’ petition for review of the Florida Supreme Court’s holdings that permit members of the Engle class to rely upon the jury’s first-phase verdict. The Supreme Court subsequently rejected defendants’ petition for rehearing, and Engle has been returned to the trial court.

The Engle Agreement—Florida enacted legislation during the Engle trial that limited the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believed this legislation was valid and that any challenges to the possible application or constitutionality of this legislation by the Engle class would fail, Lorillard entered into an agreement with the plaintiffs during May 2001 in which it contributed $200 million to a fund held for the benefit of the Engle class members (the “Engle Agreement”). As a result, the class agreed to a stay of execution with respect to Lorillard on its punitive damages judgment until appellate review was completed, including any review by the U.S. Supreme Court. Final appellate review was completed in November 2007. The $200 million will continue to be maintained for the benefit of the members of the Engle class, with the court to determine how that fund will be allocated consistent with state rules of procedure. The Engle Agreement contained certain additional restrictions that no longer remain in force now that final appellate review has been completed.

Engle Progeny cases—Plaintiffs are individuals who allege they or their decedents are members of the class that was decertified in Engle. A 2006 ruling by the Florida Supreme Court that ordered decertification of the class also permitted class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial.

Lorillard was a defendant in approximately 1,050 cases filed by individuals who allege they were members of the Engle class. The claims of approximately 3,000 class members are asserted in these 1,050 cases because some suits are on behalf of multiple purported class members. These cases are pending in various Florida courts. The period for filing these cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit is initiated to effect service. As a result, the full number of Engle Progeny Cases is not yet known. One of these matters pending against Lorillard is set for trial in 2008. Trial dates are subject to change.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Scott case—Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. In its July 2003 Phase I verdict, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During June 2004, the jury awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court subsequently awarded prejudgment interest. During February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $328 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. The Louisiana Court of Appeal has returned the case to the trial court, for further proceedings. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. As a result, Lorillard recorded a pretax provision of approximately $66 million for this matter in the fourth quarter of 2007, which is included in selling, general and administrative expenses on the Consolidated Statements of Income and in Other liabilities on the Consolidated Balance Sheets.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

Other class action cases—Two additional cases are pending against Lorillard in which motions for class certification were granted. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. In the second case, Daniels v. Philip Morris, Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. Both the California Court of Appeal and the California Supreme Court have affirmed Daniels’ dismissal. Plaintiffs have petitioned the U.S. Supreme Court to review Daniels, but the Court has not determined whether it will hear the case. Prior to granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California. It is possible that either or both of these class certification rulings could be reinstated as a result of the pending appeals.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed above, other cigarette manufacturers are defendants in approximately 25 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Classes have been certified in some of these matters. In one of the pending “lights” cases, Good v. Altria Group, Inc., et al., the U.S. Supreme Court announced during January 2008 that it will consider whether federal law bars plaintiffs from challenging statements authorized by the Federal Trade Commission about tar and nicotine yields that have been made in cigarette advertisements.

The Schwab case—Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September of 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. During July 2007, the Second Circuit Court of Appeals heard defendants’ appeal of the class certification ruling. The court of appeals has prohibited activity before the trial court until the appeal is concluded.

REIMBURSEMENT CASES—Lorillard is a defendant in the three Reimbursement Cases that are pending in the U.S. and it has been named as a party to the case in Israel.

U.S. Federal Government Action—During August of 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September of 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

In its 2006 verdict, the court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”); and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have appealed to the U.S. Court of Appeals for the District of Columbia Circuit which has stayed the judgment and remedial order while the appeal is proceeding. The government also has noticed an appeal from the final judgment. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek return of profits, but this appeal was not final and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its return of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SETTLEMENT OF STATE REIMBURSEMENT LITIGATION—On November 23, 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R. J. Reynolds Tobacco Company, the “Original Participating Manufacturers,” entered into the MSA with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the Settling States. The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which are referred to as the Initial Settlement Agreements, and, together with the MSA, are referred to as the State Settlement Agreements.

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

Lorillard recorded pretax charges of $1,048 million, $911 million and $876 million ($680 million, $560 million and $538 million after taxes) for 2007, 2006 and 2005, respectively, to accrue its obligations under the State Settlement Agreements. Lorillard’s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments, with respect to the MSA, in the year preceding that in which the payment is due, and, with respect to the Initial State Settlements, in the year in which payment is due. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $9.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant.

The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions. Lorillard and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 pursuant to a provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard and the Other Participating Manufacturers (all cigarette manufacturers who participate in the State Settlement Agreements, including the Original Participating Manufacturers), or against one or more of the states, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the “Trust”). Payments to the Trust will no longer be required as a result of an assessment imposed under a new federal law repealing the federal supply management program for tobacco

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

growers, although the states of Maryland and Pennsylvania are contending that payments under the Trust should continue to growers in those states since the new federal law did not cover them, and the matter is being litigated. In 2005 other litigation was resolved over the Trust’s obligation to return payments made by the Original Participating Manufacturers in 2004 or withheld from payment to the Trust for the fourth quarter of 2004, when the North Carolina Supreme Court ruled that such payments were due to the Trust. Lorillard’s share of payments into the Trust in 2004 was approximately $30 million and its share of the payment due for the last quarter of that year was approximately $10 million. Under the new law, enacted in October of 2004, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

FILTER CASES—In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Approximately 30 such matters are pending against Lorillard. Since January 1, 2006, Lorillard has paid, or has reached agreement to pay, a total of approximately $9 million in payments of judgments and settlements to finally resolve approximately 40 claims. No such cases have been tried since January 1, 2006. Trial dates are scheduled in some of the pending cases. Trial dates are subject to change.

Other Tobacco—Related

ANTITRUST CASES—Indirect Purchaser Suits—Approximately 30 antitrust suits were filed on behalf of putative classes of consumers in various state courts against Lorillard and its major competitors. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits in New York, Florida and Michigan, were dismissed by courts in their entirety and the plaintiffs withdrew their appeals. The actions in all other states except for New Mexico and Kansas, have been voluntarily dismissed.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. The parties are in the process of litigating certain privilege issues. On July 14, 2006, the Court issued an order confirming that fact discovery is closed, with the exception of privilege issues that the Court determines, based on a Special Master’s report, justify further limited fact discovery. On October 29, 2007 the Court denied all of the defendants’ privilege claims, and the defendants have filed a mandamus petition before the Kansas Supreme Court, which currently is considering the petition. Expert discovery, as necessary, will take place later this year. No date has as yet been set by the Court for dispositive motions and trial.

A decision granting class certification in New Mexico was affirmed by the New Mexico Court of Appeals on February 8, 2005. As ordered by the Court, class notice was sent out on October 30, 2005. The New Mexico plaintiffs were permitted to rely on discovery produced in the Kansas case. On June 30, 2006, the New Mexico Court granted summary judgment to all defendants, and the suit was dismissed. An appeal was filed by the plaintiffs on August 14, 2006, and has not yet been heard.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MSA Antitrust Suit—Lorillard and the other major cigarette manufacturers, along with the Attorney General of the State of California, have been sued by a consumer purchaser of cigarettes in a putative class action alleging violations of the Sherman Act and California state antitrust and unfair competition laws (Sanders v. Lockyer, et al., U.S. District Court, Northern District of California, filed June 9, 2004). The plaintiff seeks treble damages of an unstated amount for the putative class as well as declaratory and injunctive relief. All claims are based on the assertion that the Master Settlement Agreement together with certain implementing legislation enacted by the state of California, constitute unlawful restraints of trade. On March 28, 2005 the defendants’ motion to dismiss the suit was granted. Plaintiff appealed the dismissal to the Court of Appeals for the Ninth Circuit. Argument was heard on February 15, 2007, and the Court of Appeals issued an opinion on September 26, 2007 affirming dismissal of the suit. On January 28, 2008, plaintiffs filed a petition seeking certiorari from the U.S. Supreme Court. Defendants have not yet filed a response.

Other MSA related cases have been filed and are still pending in federal and state courts challenging the MSA under federal antitrust statutes and state antitrust and unfair competition laws. Lorillard is not named as a defendant in these other cases, but in some cases state Attorneys General and other cigarette manufacturers are named as defendants, and the result in these cases could affect the viability of the MSA or some of its provisions.

DEFENSES—Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal should any adverse verdicts be returned against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. The 2006 decision by the Florida Supreme Court in Engle has led to the filing of many additional new cases against cigarette manufacturers, including Lorillard. These events could have an adverse affect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements and Scott as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no provision has been made in the Consolidated Financial Statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Related Party Transactions

Lorillard is a party to individual services agreements with Loews (the “Services Agreements”) pursuant to which Loews performs certain administrative, technical and ministerial services. Such services include internal auditing and cash management, in addition to advice and assistance with respect to preparation of tax returns and obtaining insurance coverage. Under the Services Agreements, the Company is required to reimburse Loews for (i) actual costs incurred (such as salaries, employee benefits and payroll taxes) of the Loews personnel providing such services, and (ii) all out-of-pocket expenses related to the provision of such services. The Services Agreements may each be separately terminated at Lorillard’s option and at the option of Loews upon six months notice to either party. In addition, the Company has agreed to indemnify Loews for all claims and damages arising from provision of services by Loews under the Services Agreements unless due to the gross negligence or willful misconduct of Loews. The Company was charged approximately $800,000, $700,000, and $600,000 for these support functions during the years ended December 31, 2007, 2006 and 2005, respectively. The Company believes the cost that may be incurred if these services were provided by an independent third party would not produce materially different results and that the allocation of cost is reasonable.

11. Quarterly Financial Data (Unaudited)

2007 Quarter Ended	December 31	September 30	June 30	March 31
(In millions, except per share data)
Net sales	$957	$1,044	$1,055	$913
Gross profit	422	430	441	369
Net income	213	244	239	202

Net income per share	$1.23	$1.40	$1.37	$1.16

Number of shares outstanding	173.92	173.92	173.92	173.92

2006 Quarter Ended
Net sales	$937	$986	$977	$855
Gross profit	415	412	425	343
Net income	235	219	204	168

Net income per share	$1.35	$1.26	$1.17	$0.97

Number of shares outstanding	173.92	173.92	173.92	173.92

12. Subsequent Event

On May 7, 2008, the Company split its common stock 1,739,234.29 to 1. All share and per share information has been retroactively adjusted for the periods presented.

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

(UNAUDITED)

	March 31, 2008	December 31, 2007
(In millions, except per share data)
Assets:
Cash and cash equivalents	$807	$1,210
Marketable securities	800	—
Accounts receivables, less allowance of $2 and $2	11	10
Receivable from limited partnerships	52	198
Inventories	259	223
Deferred income taxes	434	462

Total current assets	2,363	2,103

Plant and equipment	205	207
Prepaid pension assets	105	103
Other investments	16	65
Deferred taxes and other assets	61	122

Total assets	$2,750	$2,600

Liabilities and Shareholder’s Equity:
Accounts and drafts payable	$22	$29
Accrued liabilities	252	231
Settlement costs	1,172	919
Income taxes	14	9

Total current liabilities	1,460	1,188
Postretirement pension, medical and life insurance benefits	287	284
Other liabilities	105	115

Total liabilities	1,852	1,587

Commitments and Contingent liabilities (Notes 7 and 8)

Shareholder’s Equity:
Common stock, authorized—600 shares; issued and outstanding—174 shares; par value—$.01 per share	2	2
Additional paid-in capital	218	217
Earnings retained in the business	765	882
Accumulated other comprehensive income	(87)	(88)

Total shareholder’s equity	898	1,013

Total liabilities and shareholder’s equity	$2,750	$2,600

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended March 31,
	2008	2007
(In millions, except per share data)
Net sales (including excise taxes of $163 and $162)	$921	$913
Cost of sales	555	544

Gross profit	366	369
Selling, general and administrative	100	82

Operating income	266	287
Other income (expense), net	9	32

Income before income taxes	275	319
Income taxes	101	117

Net income	$174	$202

Earnings per share	$1.00	$1.16

Number of shares outstanding	173.92	173.92

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDER’S EQUITY

(UNAUDITED)

	Comprehensive income (Loss)	Common Stock	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income
(Dollars in millions)
Balance, January 1, 2007, as previously reported		$—	$215	$1,179	$(99)

Par value adjustment, Lorillard common stock 1.7 million to 1 stock split		2	(2)
Effect of adopting FIN No. 48 on retained earnings				(25)

Balance, January 1, 2007, as adjusted		2	213	1,154	(99)
Comprehensive income:
Net income	$202			202
Other comprehensive gains, minimum pension liability	—				—
Comprehensive income	$202

Dividends paid				(235)
Stock-based compensation			2

Balance, March 31, 2007		$2	$215	$1,121	$(99)

Balance, January 1, 2008, as previously reported		$—	$219	$882	$(88)
Par value adjustment, Lorillard common stock 1.7 million to 1 stock split		2	(2)

Balance, January 1, 2008, as adjusted		2	217	882	(88)
Comprehensive income:
Net income	$174			174
Other comprehensive gains, minimum pension liability	1				1

Comprehensive income	$175

Dividends paid				(291)
Stock-based compensation			1

Balance, March 31, 2008		$2	$218	$765	$(87)

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2008	2007
(In millions)
Cash flows from operating activities:

Net income	$174	$202
Adjustments to reconcile net cash provided (used in) by operating activities :
Depreciation and amortization	9	10
Deferred income taxes	89	(16)
Share-based compensation	—	1
Amortization of marketable securities	—	(10)
Investment income	—	(11)
Changes in operating assets and liabilities:
Accounts receivable	(2)	(3)
Inventories	(36)	(39)
Accounts payable and accrued liabilities	14	21
Settlement costs	253	(332)
Income taxes	4	88
Other assets	(3)	(5)
Postretirement health and life insurance benefits	2	—
Other	(5)	—

Net cash provided by (used in) operating activities	499	(94)

Cash flows from investing activities:

Purchases of investments	(800)	(1,042)
Proceeds from maturities of investments	—	375
Proceeds from sales of investments	196	399
Additions to plant and equipment	(7)	(14)

Net cash used in investing activities	(611)	(282)

Cash flows from financing activities:
Dividends paid	(291)	(235)
Excess tax benefits from share-based arrangements	—	1

Net cash used in financing activities	(291)	(234)

Change in cash and cash equivalents	(403)	(610)
Cash and cash equivalents, beginning of year	1,210	1, 128

Cash and cash equivalents, end of period	$807	518

Cash paid for income taxes	$16	$46

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The consolidated condensed financial statements of Lorillard, Inc. and Subsidiaries (the “Company” or “Lorillard”), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company is a wholly owned subsidiary of Loews Corporation (“Loews”). The Company manages its operations on the basis of one reportable segment.

In the opinion of management, the accompanying consolidated condensed financial statements reflect all adjustments necessary to present fairly the consolidated financial position as of March 31, 2008 and the consolidated condensed statements of income and shareholder’s equity and of cash flows for the three months ended March 31, 2008 and 2007.

Results of operations for the first three months reported herein are not necessarily indicative of results of operations for the entire year.

Reference is made to the consolidated financial statements and the notes thereto in the Consolidated Audited Financial Statements of Lorillard beginning on page F-2, which should be read in conjunction with these Consolidated Condensed Unaudited Financial Statements.

Cash equivalents and marketable securities—Unrealized gains and losses as of the balance sheet date are recorded as accumulated other comprehensive income in shareholder’s equity net of tax. At March 31, 2008 and December 31, 2007, gross unrealized gains and losses were less than $1 million.

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2007, and recognized a liability for unrecognized tax benefits of approximately $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

The Company adopted FASB Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” on January 1, 2008, utilizing the one year deferral that was granted for the implementation of SFAS No. 157 for all nonrecurring fair value measurements of non-financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on Lorillard’s financial position or results of operations.

The Company adopted FASB SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Lorillard is not electing to implement the provisions permitting the measurement of eligible financial assets and liabilities at January 1, 2008 using the fair value option. The adoption of SFAS No. 159 did not have a material impact on Lorillard’s financial position or results of operations.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	March 31, 2008	December 31, 2007
(In millions)
Leaf tobacco	$191	$172
Manufactured stock	62	45
Material and supplies	6	6

	$259	$223

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If the average cost method of accounting was used, inventories would be greater by approximately $151 million at March 31, 2008 and December 31, 2007, respectively.

3. Plant and Equipment

Plant and equipment is stated at cost and consisted of the following:

	March 31, 2008	December 31, 2007
(In millions)
Land	$3	$3
Buildings	85	85
Equipment	572	565

Total	660	653
Accumulated depreciation	(455)	(446)

Plant and equipment-net	$205	$207

4. Accrued Liabilities

Accrued liabilities were as follows:

	March 31, 2008	December 31, 2007
(In millions)
Legal fees	$21	$17
Salaries and other compensation	18	19
Medical and other employee benefit plans	31	29
Consumer rebates	50	66
Sales promotion	26	24
Excise and other taxes	69	45
Other accrued liabilities	37	31

Total	$252	$231

5. Other Income (Expense), Net

The components of other income (expense), net are as follows:

	Three months ended March 31,
	2008	2007
(In millions)
Interest income, net	$9	$21
Limited partnership equity income	—	11

Other income (expense), net	$9	$32

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6. Fair Value

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs used or how the data was calculated or derived. The Company corroborates the reasonableness of external inputs in the valuation process.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

March 31, 2008	Level 1	Level 2	Level 3	Total
(In millions)
Assets:
Marketable securities	$800			$800
Cash and cash equivalents	807			807

Total	$1,607	$—	$—	$1,607

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Marketable Securities

Level 1 securities include highly liquid government Treasury investments for which quoted market prices are available.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and treasury bills.

7. Benefit Plans

The Company has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees.

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Net periodic benefit cost components were as follows:

	Pension Benefits		Other Postretirement Benefits
	March 31,		March 31,
Three months ended	2008	2007	2008	2007
(In millions)
Service cost	$4	$4	$1	$2
Interest cost	14	13	3	3
Expected return on plan assets	(17)	(17)
Amortization of net loss	—	1
Amortization of prior service cost	1	1

Net periodic benefit cost	$2	$2	$4	$5

8. Legal Proceedings and Commitments

Commitments

At March 31, 2008, the Company had outstanding letters of credit of $2 million. Those letters of credit act as a guarantee of payment to certain third parties in accordance with specific terms and conditions.

Legal Proceedings

Tobacco Related Product Liability Litigation

Approximately 5,575 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 4,650 of these cases. Approximately 1,900 of these lawsuits are Engle Progeny Cases, described below, in which the claims of approximately 8,350 individual plaintiffs are asserted.

The pending product liability cases are composed of the following types of cases:

“Conventional product liability cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 185 cases are pending, including approximately 50 cases against Lorillard.

“West Virginia Individual Personal Injury cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, or by addiction to cigarette smoking. The cases are pending in a single West Virginia court and have been consolidated for trial. Lorillard is a defendant in approximately 55 of the 730 pending cases that are part of this proceeding. The court has stayed activity in the proceeding, including the start of trial, until the U.S. Supreme Court resolves a petition in an unrelated case in which Lorillard is not a defendant.

“Flight Attendant cases” are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant cases. The time for filing Flight Attendant cases expired during 2000 and no additional cases in this category may be filed.

“Class action cases” are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Nine of these cases are pending against Lorillard. One of the Class Action cases pending against Lorillard, Schwab v. Philip Morris USA, Inc., et al., was certified as a nationwide class action composed of purchasers of “light” cigarettes. During March 2008, a federal appellate court overturned the class certification order. Lorillard is not a defendant in approximately 25 additional “lights” class actions that are pending against other cigarette manufacturers.

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One of the cases pending against Lorillard, Engle, was certified as a class action prior to trial. Following trial, the class was ordered decertified by the Florida Supreme Court, which allowed the class members to proceed with individual cases. Lorillard is a defendant in approximately 1,900 of these cases in which the claims of approximately 8,350 individual plaintiffs are asserted.

“Reimbursement cases” are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Four such cases are pending against Lorillard and other cigarette manufacturers in the United States and one such case is pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought disgorgement of profits and injunctive relief. During 2005, an appellate court ruled that the government may not seek disgorgement of profits. During August of 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. See Reimbursement Cases below.

In addition to the above, “Filter cases” are brought by individuals, including former employees of Lorillard, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard is a defendant in approximately 30 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

CONVENTIONAL PRODUCT LIABILITY CASES—Approximately 185 cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 50 of these cases.

Since January 1, 2006, verdicts have been returned in five cases. Lorillard was not a defendant in any of these trials. Defense verdicts were returned in four of the five trials, while juries found in favor of the plaintiffs and awarded damages in the remaining case. The defendants are pursuing an appeal in this matter. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in nine individual cases in recent years. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

Lorillard is a defendant in one case that is scheduled for trial in 2008. The trial dates are subject to change.

WEST VIRGINIA INDIVIDUAL PERSONAL INJURY CASES—Approximately 730 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury

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Cases. The cases have been consolidated for trial. The court has stayed activity in the proceeding until a petition pending before the U.S. Supreme Court in an unrelated case is resolved. Lorillard is not a defendant in the matter in question that is pending before the U.S. Supreme Court. Lorillard is a defendant in approximately 55 of the 730 cases.

During the third quarter of 2006 and the fourth quarter of 2007, Lorillard was dismissed from approximately 825 of the cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these dismissals could be contested in subsequent appeals noticed by the plaintiffs.

FLIGHT ATTENDANT CASES—Approximately 2,625 Flight Attendant cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997.

The judges that have presided over the cases that have been tried have relied upon an order entered during October of 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the eight flight attendant cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In the single trial decided for the plaintiff, French v. Philip Morris Incorporated, et al., the jury awarded $5.5 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $60,000. In addition, Lorillard has paid its share of the attorneys’ fees, costs and post-judgment interest awarded to the plaintiff’s counsel in this matter. Although an order has not been entered, the court ruled during March 2008 that Lorillard will be required to pay approximately $290,000 in pre-judgment interest on the award of attorneys’ fees Lorillard previously paid in this matter. Pursuant to an agreement with the other defendants’ in this matter, Lorillard expects that it will be reimbursed for approximately $190,000 of this amount should such award be sustained. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial. The six remaining cases in which defense verdicts were returned are concluded.

None of the flight attendant cases are scheduled for trial. Trial dates are subject to change.

CLASS ACTION CASES—Lorillard is a defendant in nine pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. In one of the cases in which Lorillard is a defendant, Schwab v. Philip Morris USA, Inc., et al., plaintiffs’ claims are based on defendants’ alleged RICO violations. During 2006, Schwab was certified as a nationwide class action on behalf of purchasers of “light” cigarettes, but a federal appellate court overturned the class certification ruling during March of 2008. Lorillard is not a defendant in approximately 25 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes.

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Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 36 cases, 13 of which were in state court and 23 of which were in federal court. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle Case—During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994), that affirmed the 2003 holding of an intermediate appellate court vacating the $145 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The Florida Supreme Court determined that the case could not proceed further as a class action and ordered decertification of the class. During February of 2008, the trial court entered an order on remand from the Florida Supreme Court that formally decertified the class.

The Florida Supreme Court’s 2006 decision also reinstated awards of actual damages to two of the three individuals whose claims were heard during the second phase of the Engle trial. These awards totaled approximately $2.8 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Both individuals have informed the court that they will not seek punitive damages. These verdicts were paid during February 2008. Lorillard’s payment was approximately $3 million for the verdicts and the interest that accrued since November 2000.

During October 2007, the U.S. Supreme Court denied defendants’ petition for review of the Florida Supreme Court’s holdings that permit members of the Engle class to rely upon the jury’s first-phase verdict. The U.S. Supreme Court subsequently rejected defendants’ petition for rehearing, and Engle has been returned to the trial court.

The Engle Agreement: Florida enacted legislation during the Engle trial that limited the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believes this legislation was valid and that any challenges to the possible application or constitutionality of this legislation by the Engle class would fail, Lorillard entered into an agreement with the plaintiffs during May 2001 in which it contributed $200 million to a fund held for the benefit of the Engle class members (the “Engle Agreement”). As a result, the class agreed to a stay of execution with respect to Lorillard on its punitive damages judgment until appellate review was completed, including any review by the U.S. Supreme Court. Final appellate review was completed in November 2007. The $200 million is being maintained for the benefit of the members of the Engle class, with the court to determine how that fund will be allocated consistent with state rules of procedure. The Engle Agreement contained certain additional restrictions that no longer remain in force now that final appellate review has been completed.

The Engle Progeny cases: Plaintiffs are individuals who allege they or their decedents are members of the class that was decertified in Engle. A 2006 ruling by the Florida Supreme Court that ordered decertification of the class also permitted class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial.

As of April 24, 2008, Lorillard was a defendant in approximately 1,900 cases filed by individuals who allege they were members of the Engle class. The claims of approximately 8,350 class members are asserted in these 1,900 cases because some suits are on behalf of multiple purported class members. These cases are pending

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in various state and federal courts in Florida. The period for filing these cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit is initiated to effect service. As a result, the full number of Engle Progeny cases is not yet known. As of April 24, 2008, five Engle Progeny cases in which Lorillard is a defendant are set for trial in 2008. Trial dates are subject to change.

The Scott case—Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. In its July 2003 Phase I verdict, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During May of 2004, the jury awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court subsequently awarded prejudgment interest. During February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $328 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. Defendants have sought review of the case by the U.S. Supreme Court. The Louisiana Supreme Court had denied defendants’ request to stay activity before the trial court until the U.S. Supreme Court completes its review.

During March 2008, plaintiffs filed with the trial court a motion to execute judgment in the amount of $279 million, plus post-judgment interest. In the alternative, plaintiffs’ motion seeks an order requiring the parties to submit revised damages figures based on the Louisiana Fourth Circuit Court of Appeals’ elimination of certain categories of damages and exclusion of smokers whose claims accrued after September 1, 1988, from participating in the relief. Defendants have filed a motion seeking to have judgment entered for defendants based on the accrual of all class members’ claims after September 1, 1988, or, in the alternative, seeking a case management order governing discovery and trial on the open liability and damages issues. The District Court of Orleans Parish, Louisiana, has not acted upon the parties’ motions.

Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. In the fourth quarter of 2007, Lorillard recorded a pretax provision of approximately $66 million for this matter.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

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Other class action cases—Motions for class certification were granted in two other cases against Lorillard. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. It is possible that the class certification ruling could be reinstated as a result of the pending appeal. In the second case, Daniels v. Philip Morris, Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. The California Court of Appeal and the California Supreme Court affirmed Daniels’ dismissal, and the U.S. Supreme Court declined to review the case. Prior to granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California.

As discussed above, other cigarette manufacturers are defendants in approximately 25 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Classes have been certified in some of these matters. In one of the pending “lights” cases, Good v. Altria Group, Inc., et al., the U.S. Supreme Court is considering whether federal law bars plaintiffs from challenging statements authorized by the Federal Trade Commission about tar and nicotine yields that have been made in cigarette advertisements.

The Schwab case—Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September of 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. During March of 2008, the Second Circuit Court of Appeals reversed the class certification order and ruled that the case may not proceed as a class action. It is not known whether plaintiffs will seek review of the Court of Appeals’ ruling. The court of appeals has prohibited activity before the trial court until the appeal is concluded.

REIMBURSEMENT CASES—Lorillard is a defendant in the four Reimbursement cases that are pending in the U.S. and it has been named as a party to the case in Israel.

U.S. Federal Government Action—During August of 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September of 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

In its 2006 verdict, the court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions

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include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”); and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “inserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have appealed to the U.S. Court of Appeals for the District of Columbia Circuit which has stayed the judgment and remedial order while the appeal is proceeding. The government also has noticed an appeal from the final judgment. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek return of profits, but this appeal was interlocutory in nature and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280 billion from the defendants for its return of profits claim. In addition, the government sought during trial more than $10 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

SETTLEMENT OF STATE REIMBURSEMENT LITIGATION—On November 23, 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company, the “Original Participating Manufacturers,” entered into a Master Settlement Agreement (“MSA”) with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the “Settling States.” The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the Master Settlement Agreement are generally referred to as the “State Settlement Agreements.”

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

Lorillard recorded pretax charges of $257 million and $249 million, ($162 million, and $158 million after taxes) for the three months ended March 31, 2008 and 2007, to accrue its obligations under the State Settlement Agreements. Lorillard’s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $9.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant.

The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions. Lorillard and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 pursuant to a

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provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard and other participating manufacturers to the MSA, or against one or more of the states, challenging the validity of that agreement on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the “Trust”). Payments to the Trust will no longer be required as a result of an assessment imposed under a new federal law repealing the federal supply management program for tobacco growers, although the states of Maryland and Pennsylvania are contending that payments under the Trust should continue to growers in those states since the new federal law did not cover them, and the matter is being litigated. In 2005 other litigation was resolved over the Trust’s obligation to return payments made by the Original Participating Manufacturers in 2004 or withheld from payment to the Trust for the fourth quarter of 2004, when the North Carolina Supreme Court ruled that such payments were due to the Trust. Lorillard’s share of payments into the Trust in 2004 was approximately $30 million and its share of the payment due for the last quarter of that year was approximately $10 million. Under the new law, enacted in October of 2004, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in U.S. cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

FILTER CASES—In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Approximately 30 such matters are pending against Lorillard. Since January 1, 2006, Lorillard has paid, or has reached agreement to pay, a total of approximately $9 million in payments of judgments and settlements to finally resolve approximately 40 claims. No such cases have been tried since January 1, 2006. Trial dates are scheduled in two of the pending cases. Trial dates are subject to change.

Other Tobacco—Related

TOBACCO—RELATED ANTITRUST CASES—Indirect Purchaser Suits—Approximately 30 antitrust suits were filed on behalf of putative classes of consumers in various state courts against Lorillard and its major competitors. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits, in New York, Florida and Michigan, were dismissed by courts in their entirety and the plaintiffs withdrew their appeals. The actions in all other states except for New Mexico and Kansas, have been voluntarily dismissed.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. The parties are in the process of litigating certain privilege issues. On July 14, 2006, the Court issued an order confirming that fact discovery is closed, with the exception of privilege issues that the Court determines, based on a Special Master’s report, justify further limited fact discovery. Expert discovery, as necessary, will take place later this year. No date has as yet been set by the Court for dispositive motions and trial.

A decision granting class certification in New Mexico was affirmed by the New Mexico Court of Appeals on February 8, 2005. As ordered by the Court, class notice was sent out on October 30, 2005. The New Mexico plaintiffs were permitted to rely on discovery produced in the Kansas case. On June 30, 2006, the New Mexico Court granted summary judgment to all defendants, and the suit was dismissed. An appeal was filed by the plaintiffs on August 14, 2006, and has not yet been heard.

MSA Federal Antitrust Suit—Sanders v. Lockyer, et al. (U.S. District Court, Northern District of California, filed June 9, 2004). Lorillard and the other major cigarette manufacturers, along with the Attorney General of the State of California, have been sued by a consumer purchaser of cigarettes in a putative class action alleging violations of the Sherman Act and California state antitrust and unfair competition laws. The plaintiff seeks treble damages of an unstated amount for the putative class as well as declaratory and injunctive relief. All claims are based on the assertion that the Master Settlement Agreement that Lorillard and the other cigarette manufacturer defendants entered into with the State of California and more than forty other states, together with certain implementing legislation enacted by California, constitute unlawful restraints of trade. On March 28, 2005 the defendants’ motion to dismiss the suit was granted. Plaintiffs appealed the dismissal to the Court of Appeals for the Ninth Circuit. Argument was heard on February 15, 2007, and the Court of Appeals issued an opinion on September 26, 2007 affirming dismissal of the suit. On January 28, 2008, plaintiffs filed a petition seeking certiorari from the U.S. Supreme Court. As of April 24, 2008, the U.S. Supreme Court has not yet taken action on this petition.

Defenses

Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal should any adverse verdicts be returned against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. This could have an adverse affect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements and Scott as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

outcome of material pending litigation and, therefore, no material provision has been made in the Consolidated Condensed Financial Statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

OTHER LITIGATION

Lorillard and its subsidiaries are also parties to other litigation arising in the ordinary course of business. The outcome of this other litigation will not, in the opinion of management, materially affect Lorillard’s results of operations or equity.

9. Subsequent Events

The Company paid a dividend of $200 million to Loews in April 2008.

On May 7, 2008, the Company amended its certificate of incorporation to authorize 10,000,000 shares of preferred stock, par value $0.01 per share, and 600,000,000 shares of common stock, par value $0.01 per share, and split its common stock 1,739,234.29 shares for each share outstanding. All common share and per share information has been retroactively adjusted for the periods presented.

Loews Corporation and Subsidiaries

Pro Forma Financial Information

The following consolidated pro forma balance sheets assume that the spin-off of Lorillard Common Stock to Carolina Group shareholders and the exchange of the remaining Lorillard Common Stock for Loews Common Stock occurred at March 31, 2008. The historical consolidated results of continuing operations for the years ended December 31, 2007, 2006 and 2005 and the three months ended March 31, 2008 and 2007 have been adjusted to present Lorillard as a discontinued operation for all periods presented. The pro forma consolidated results of continuing operations per share of Loews Common Stock for the year ended December 31, 2007 and the three months ended March 31, 2008 have been presented as if the Separation of Lorillard occurred at the beginning of the period presented, and the exchange of 93.49 million shares of Loews Common Stock for 65.45 million shares of Lorillard Common Stock has occurred. The pro forma balance sheet as of March 31, 2008 has been presented as if the Separation of Lorillard occurred and consequently adjusted for the disposal of Lorillard. The pro forma balance sheets as of December 31, 2007, 2006 and 2005 have been adjusted to present Lorillard as a discontinued operation.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2007

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$7,482	$—	$7,482
Net investment income	2,891	(106)	2,785
Investment gains (losses)	(273)	(3)	(276)
Gain on issuance of subsidiary stock	141	—	141
Manufactured products	3,969	(3,969)	—
Contract drilling revenues	2,506	—	2,506
Other	1,664	—	1,664

Total	18,380	(4,078)	14,302

Expenses:
Insurance claims and policyholders’ benefits	6,009	—	6,009
Amortization of deferred acquisition costs	1,520	—	1,520
Cost of manufactured products sold	2,307	(2,307)	—
Contract drilling expenses	1,011	—	1,011
Other operating expenses	2,640	(388)	2,252
Interest	318	—	318

Total	13,805	(2,695)	11,110

	4,575	(1,383)	3,192

Income tax expense	1,481	(485)	996
Minority interest	613	—	613

Total	2,094	(485)	1,609

Income from continuing operations	$2,481	$(898)	$1,583

Income attributable to:
Loews common stock	$1,948		$1,583
Carolina Group Stock	533		—

Total	$2,481		$1,583

Basic income per Loews common share:
Income from continuing operations	$3.65		$2.96

Diluted income per Loews common share:
Income from continuing operations	$3.64		$2.95

Basic income per Carolina Group share	$4.92		$—

Diluted income per Carolina Group Share	$4.91		$—

Basic weighted average number of shares outstanding:
Loews common stock	534.79		534.79
Carolina Group stock	108.43		108.43

Diluted weighted average number of shares outstanding:
Loews common stock	536.00		536.00
Carolina Group stock	108.57		108.57

Income from continuing operations per Loews common share after Separation(1):
Basic			$3.59

Diluted			$3.58

Weighted average number of shares outstanding after Separation(1):
Basic			441.30
Diluted			442.51

(1)	Assuming the Separation occurred on January 1, 2007, and the exchange of 93.49 shares of Loews common stock for 65.45 shares of Lorillard, Inc.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2006

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$7,603	$—	$7,603
Net investment income	2,910	(104)	2,806
Investment gains (losses)	92	1	93
Gain on issuance of subsidiary stock	9	—	9
Manufactured products	3,755	(3,755)	—
Contract drilling revenues	1,987	—	1,987
Other	1,346	—	1,346

Total	17,702	(3,858)	13,844

Expenses:
Insurance claims and policyholders’ benefits	6,047	—	6,047
Amortization of deferred acquisition costs	1,534	—	1,534
Cost of manufactured products sold	2,160	(2,160)	—
Contract drilling expenses	812	—	812
Other operating expenses	2,410	(354)	2,056
Restructuring and other related charges	(13)	—	(13)
Interest	304	—	304

Total	13,254	(2,514)	10,740

	4,448	(1,344)	3,104

Income tax expense	1,442	(518)	924
Minority interest	504	—	504

Total	1,946	(518)	1,428

Income from continuing operations	$2,502	$(826)	$1,676

Income attributable to:
Loews common stock	$2,086		$1,676
Carolina Group Stock	416		—

Total	$2,502		$1,676

Basic and diluted income per Loews common share
Income from continuing operations	$3.77		$3.03

Basic and Diluted income per Carolina Group share	$4.46		$—

Basic weighted average number of shares outstanding:
Loews common stock	552.68		552.68
Carolina Group stock	93.37		93.37
Diluted weighted average number of shares outstanding:
Loews common stock	553.54		553.54
Carolina Group stock	93.47		93.47

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2005

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$7,569	$—	$7,569
Net investment income	2,098	(63)	2,035
Investment gains (losses)	(13)	2	(11)
Manufactured products	3,568	(3,568)	—
Contract drilling revenues	1,179	—	1,179
Other	1,431	(6)	1,425

Total	15,832	(3,635)	12,197

Expenses:
Insurance claims and policyholders’ benefits	6,999	—	6,999
Amortization of deferred acquisition costs	1,543	—	1,543
Cost of manufactured products sold	2,114	(2,114)	—
Contract drilling expenses	639	—	639
Other operating expenses	2,346	(369)	1,977
Interest	364	(1)	363

Total	14,005	(2,484)	11,521

	1,827	(1,151)	676

Income tax expense	483	(445)	38
Minority interest	163	—	163

Total	646	(445)	201

Income from continuing operations	$1,181	$(706)	$475

Income attributable to:
Loews common stock	$930		$475
Carolina Group Stock	251		—

Total	$1,181		$475

Basic and diluted income per Loews common share
Income from continuing operations	$1.67		$0.85

Basic and diluted income per Carolina Group share	$3.62		$—

Basic weighted average number of shares outstanding:
Loews common stock	557.10		557.10
Carolina Group stock	69.40		69.40

Diluted weighted average number of shares outstanding:
Loews common stock	557.96		557.96
Carolina Group stock	69.49		69.49

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2008

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$1,812	$—	$1,812
Net investment income	489	(10)	479
Investment gains (losses)	(51)	—	(51)
Gain on issuance of subsidiary stock	—	—	—
Manufactured products	921	(921)	—
Contract drilling revenues	770	—	770
Other	602	—	602

Total	4,543	(931)	3,612

Expenses:
Insurance claims and policyholders’ benefits	1,389	—	1,389
Amortization of deferred acquisition costs	368	—	368
Cost of manufactured products sold	555	(555)	—
Contract drilling expenses	287	—	287
Other operating expenses	720	(100)	620
Interest	90	(1)	89

Total	3,409	(656)	2,753

	1,134	(275)	859

Income tax expense	353	(101)	252
Minority interest	200	—	200

Total	553	(101)	452

Income from continuing operations	$581	$(174)	$407

Income attributable to:
Loews common stock	$474		$407
Carolina Group Stock	107		—

Total	$581		$407

Basic income per Loews common share
Income from continuing operations	$0.90		$0.77

Diluted income per Loews common share
Income from continuing operations	$0.90		$0.77

Basic income per Carolina Group share	$0.98		$—

Diluted income per Carolina Group share	$0.98		$—

Basic weighted average number of shares outstanding:
Loews common stock	529.70		529.70
Carolina Group stock	108.47		108.47

Diluted weighted average number of shares outstanding:
Loews common stock	530.90		530.90
Carolina Group stock	108.61		108.61

Income from continuing operations per Loews common share after Separation(1):
Basic			$0.93

Diluted			$0.93

Weighted average number of shares outstanding after Separation(1):
Basic			436.21
Diluted			437.41

(1)	Assuming the Separation occurred on January 1, 2008, and the exchange of 93.49 shares of Loews common stock for 65.45 shares of Lorillard, Inc.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the three months ended March 31, 2007

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$1,862	$—	$1,862
Net investment income	765	(32)	733
Investment gains (losses)	(21)	—	(21)
Gain on issuance of subsidiary stock	135	—	135
Manufactured products	913	(913)	—
Contract drilling revenues	590	—	590
Other	369	—	369

Total	4,613	(945)	3,668

Expenses:
Insurance claims and policyholders’ benefits	1,448	—	1,448
Amortization of deferred acquisition costs	381	—	381
Cost of manufactured products sold	544	(544)	—
Contract drilling expenses	216	—	216
Other operating expenses	564	(82)	482
Interest	78	—	78

Total	3,231	(626)	2,605

	1,382	(319)	1,063

Income tax expense	453	(117)	336
Minority interest	166	—	166

Total	619	(117)	502

Income from continuing operations	$763	$(202)	$561

Income attributable to:
Loews common stock	$645		$561
Carolina Group Stock	118		—

Total	$763		$561

Basic income per Loews common share
Income from continuing operations	$1.19		$1.04

Diluted income per Loews common share
Income from continuing operations	$1.19		$1.03

Basic income per Carolina Group share	$1.09		$—

Diluted income per Carolina Group share	$1.08		$—

Basic weighted average number of shares outstanding:
Loews common stock	541.52		541.52
Carolina Group stock	108.38		108.38

Diluted weighted average number of shares outstanding:
Loews common stock	542.56		542.56
Carolina Group stock	108.51		108.51

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2007

	Historical	Adjustments	Pro Forma
(In millions)
Assets:
Investments	$47,923	$(1,290)	$46,633
Cash	141	(1)	140
Receivables	11,677	(208)	11,469
Property, plant and equipment	10,425	(207)	10,218
Deferred income taxes	999	(558)	441
Goodwill and other intangible assets	1,353	—	1,353
Assets of Lorillard, Inc.	—	2,600	2,600
Other assets	1,924	(336)	1,588
Deferred acquisition costs of insurance subsidiaries	1,161	—	1,161
Separate account business	476	—	476

Total assets	$76,079	$—	$76,079

Liabilities and Shareholders’ Equity:
Insurance reserves	$40,221	$—	$40,221
Payable for securities purchased	544	—	544
Collateral on loaned securities	63	—	63
Short-term debt	358	—	358
Long-term debt	6,900	—	6,900
Reinsurance balances payable	401	—	401
Liabilities of Lorillard, Inc.	—	1,587	1,587
Other liabilities	5,627	(1,587)	4,040
Separate account business	476	—	476

Total liabilities	54,590	—	54,590
Minority interest	3,898	—	3,898
Shareholders’ equity	17,591	—	17,591

Total liabilities and shareholders’ equity	$76,079	$—	$76,079

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2006

	Historical	Adjustments	Pro Forma
(In millions)
Assets:
Investments	$53,870	$(1,768)	$52,102
Cash	118	(1)	117
Receivables	12,936	(16)	12,920
Property, plant and equipment	5,490	(196)	5,294
Deferred income taxes	606	(496)	110
Goodwill and other intangible assets	294	—	294
Assets of Lorillard, Inc.	—	2,759	2,759
Other assets	1,874	(282)	1,592
Deferred acquisition costs of insurance subsidiaries	1,190	—	1,190
Separate account business	503	—	503

Total assets	$76,881	$—	$76,881

Liabilities and Shareholders’ Equity:
Insurance reserves	$41,080	$—	$41,080
Payable for securities purchased	1,047	—	1,047
Collateral on loaned securities	3,602	—	3,602
Short-term debt	4	—	4
Long-term debt	5,568	—	5,568
Reinsurance balances payable	539	—	539
Liabilities of Lorillard, Inc.	—	1,464	1,464
Other liabilities	5,140	(1,464)	3,676
Separate account business	503	—	503

Total liabilities	57,483	—	57,483
Minority interest	2,896	—	2,896
Shareholders’ equity	16,502	—	16,502

Total liabilities and shareholders’ equity	$76,881	$—	$76,881

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2005

	Historical	Adjustments	Pro Forma
(In millions)
Assets:
Investments	$45,360	$(1,748)	$43,612
Cash	144	(2)	142
Receivables	15,448	(26)	15,422
Property, plant and equipment	4,940	(214)	4,726
Deferred income taxes	886	(428)	458
Goodwill and other intangible assets	292	—	292
Assets of Lorillard, Inc.	—	2,796	2,796
Other assets	2,087	(378)	1,709
Deferred acquisition costs of insurance subsidiaries	1,197	—	1,197
Separate account business	552	—	552

Total assets	$70,906	$—	$70,906

Liabilities and Shareholders’ Equity:
Insurance reserves	$42,436	$—	$42,436
Payable for securities purchased	402	—	402
Collateral on loaned securities	767	—	767
Short-term debt	598	—	598
Long-term debt	4,609	—	4,609
Reinsurance balances payable	1,636	—	1,636
Liabilities of Lorillard, Inc.	—	1,456	1,456
Other liabilities	4,755	(1,456)	3,299
Separate account business	552	—	552

Total liabilities	55,755	—	55,755
Minority interest	2,059	—	2,059
Shareholders’ equity	13,092	—	13,092

Total liabilities and shareholders’ equity	$70,906	$—	$70,906

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

March 31, 2008

	Historical	Adjustments	Pro Forma
(In millions)
Assets:
Investments	$47,429	$(1,639)	$45,790
Cash	207	—	207
Receivables	11,959	(63)	11,896
Property, plant and equipment	11,086	(205)	10,881
Deferred income taxes	1,445	(469)	976
Goodwill and other intangible assets	1,354	—	1,354
Other assets	1,789	(374)	1,415
Deferred acquisition costs of insurance subsidiaries	1,158	—	1,158
Separate account business	465	—	465

Total assets	$76,892	$(2,750)	$74,142

Liabilities and Shareholders’ Equity:
Insurance reserves	$40,147	$—	$40,147
Payable to brokers	881	—	881
Collateral on loaned securities	878	—	878
Short-term debt	262	—	262
Long-term debt	7,093	—	7,093
Reinsurance balances payable	396	—	396
Other liabilities	5,725	(1,852)	3,873
Separate account business	465	—	465

Total liabilities	55,847	(1,852)	53,995
Minority interest	3,788	—	3,788
Shareholders’ equity	17,257	(898)	16,359

Total liabilities and shareholders’ equity	$76,892	$(2,750)	$74,142

Loews common stock shares outstanding			529.70
Loews common stock shares assumed retired pursuant to the Exchange Offer			93.49

Loews Common stock shares outstanding after the Exchange Offer			436.21

VALUATION AND QUALIFYING ACCOUNTS OF LORILLARD, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Balance at End of Period

	(In millions)

For the Year Ended December 31, 2007
Deducted from assets:
Allowance for discounts	$—	$138		138	(1)	$—
Allowance for doubtful accounts	2					2

	$2	$138	$—	$138		$2

For the Year Ended December 31, 2006
Deducted from assets:
Allowance for discounts	$1	$135		$136	(1)	$—
Allowance for doubtful accounts	2					2

Total	$3	$135	$—	$136		$2

For the Year Ended December 31, 2005
Deducted from assets:
Allowance for discounts	$1	$131		$131	(1)	$1
Allowance for doubtful accounts	2					2

Total	$3	$131	$—	$131		$3

(1)	Discounts allowed.

S-1

Manually signed facsimiles of the letter of transmittal, properly completed, will be accepted. The letter of transmittal and certificates evidencing shares of Carolina Group Stock and any other required documents should be sent or delivered by each stockholder or broker, bank, trust company or other nominee to the Redemption Agent at its address set forth below.

The Redemption Agent for the Redemption is:

Mellon Investor Services LLC

By Overnight Delivery and Hand Delivery:	By Mail:

Newport Office Center VII 480 Washington Boulevard Mail Drop—Reorg Attn: Reorganization Dept., 27th Floor Jersey City, NJ 07310	P.O. Box 3300 South Hackensack New Jersey 07606 Attn: Reorganization Dept.